

Provident Financial Group, Inc.

2001 Annual Report
Inside Provident

OUR PEOPLE

OUR FOCUS

OUR DIRECTION

Provident Financial Group, Inc.

In May of this year, we celebrate our 100-year anniversary—we will celebrate not by looking back, but by looking forward to our second century. Leading the way are our associates, whose names are featured on the pages of this book. It is their hard work and dedication that is positioning Provident for long-term growth.

Contents

This Annual Report includes forward-looking statements that are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including: sharp and/or rapid changes in interest rates; significant changes in the anticipated economic scenario which could materially change anticipated credit quality trends; the ability to generate loans and leases; significant cost, delay in, or inability to execute strategic initiatives designed to grow revenues and/or manage expenses; consummation of significant business combinations or divestitures; and significant changes in accounting, tax or regulatory practices or requirements and factors noted in connection with forward-looking statements. Additionally, borrowers could suffer unanticipated losses without regard to general economic conditions. The result of these and other factors could cause differences from expectations in the level of defaults, changes in risk characteristics of the loan and lease portfolio and changes in the provision for loan and lease losses. Forward-looking statements speak only as of the date made. Provident undertakes no obligations to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

Financial Highlights

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Earnings and Dividends ($ in Thousands)					
Net Income	$ 23,329	$ 73,614	$ 150,949	$ 122,427	$ 114,715
Cash Dividends Declared on Common Shares	47,053	46,789	40,100	37,079	37,285
Per Common Share					
Net Earnings					
Basic	$0.46	$1.49	$3.18	$2.57	$2.51
Diluted	0.46	1.46	3.08	2.48	2.38
Dividends	0.96	0.96	0.88	0.80	0.72
Book Value	18.00	20.15	18.91	16.83	15.28
Selected Financial Ratios					
Return on Assets	0.16%	0.61%	1.53%	1.40%	1.49%
Return on Equity	2.39	7.75	18.34	15.57	17.47
Net Interest Margin	3.45	3.58	3.80	3.84	3.94
Tier 1 Leverage Ratio	7.87	9.56	10.87	9.13	9.92
Tier 1 Capital to Risk-Weighted Assets	8.86	9.18	9.97	9.03	10.09
Total Risk-Based Capital to Risk-Weighted Assets	11.41	11.10	11.93	11.53	13.36
Reserve for Loan and Lease Losses					
To Total Loans and Leases	2.29	1.70	1.34	1.25	1.30
To Nonaccrual Loans	136.07	160.70	168.94	175.18	157.28
Nonaccrual Loans to Total Loans and Leases	1.68	1.06	.79	.71	.83
Financial Position at December 31 ($ in Thousands)					
Total Assets	$15,646,544	$13,857,385	$ 10,537,926	$ 8,949,651	$ 7,946,580
Total Loans and Leases	10,495,956	9,076,906	7,010,913	6,302,508	5,748,188
Deposits	8,854,250	8,829,110	7,229,988	5,956,479	5,357,072
Shareholders' Equity	892,590	990,783	926,222	802,154	718,921
Off Balance Sheet Managed Assets	4,118,304	5,756,207	5,938,020	3,220,386	1,532,687

Selected Financial Data on Operating Income Basis
[Excludes Merger and Restructuring Charges (1998 - 2000)]

	Year Ended December 31,				
($ in Thousands Except Per Share Data)	2001	2000	1999	1998	1997
Net Income	$ 23,329	$ 73,614	$ 150,949	$ 122,427	$ 114,715
Exclude Unusual and Significant Charges	—	27,000	2,730	14,303	—
Operating Income	23,329	100,614	153,679	136,730	114,715
Basic Earnings per Common Share	0.46	2.04	3.24	2.87	2.51
Diluted Earnings per Common Share	0.46	2.00	3.14	2.77	2.38
Return on Assets	0.16%	0.83%	1.56%	1.56%	1.49%
Return on Equity	2.39	10.59	18.68	17.39	17.47

Aaron Carmen Diane
Aaron Jeff M
Abdalla Jason C
Abdy Lisa
Abell Brandon L
Abney Carrie Marie
Abney Robert Wayne
Abuyeka Noel
Ackerman Scott
Ackerson Linda M
Ackman Karen Lyn
Adams David Andrew
Adams Davith O
Adams Della M
Adams Joey H
Adams John
Adams Terry Lynn
Adkins Tina Lynn
Advani Anil
Agbemashior Paul Kweku
Ahlers Steven Anthony
Ahrens Kelly L
Akbar Amin
Alba Jeannine A
Albritton Cherial L
Alexander Carol Lynn
Alexander Margaret G
Alexander Mary Kathleen
Alexander Robert A
Alexander Stephanie
Allen Billie G
Allen Cassaundra Marie
Allen Guinea Denen
Allen Jeffery Scott
Allen Roger W
Allen Sharon Kay
Alley Cynthia D
Allison Rebecca Jane
Alonge Comfort A
Al-Sabur Arshad K
Alsip Cynthia Jean
Alsip Karen Marie
Altier Stephen R
Altman Anita Faye
Amaya Carlos
Ambach Carol B
Ambach Mary G
Amyx Rebecca Lynn
Anastos James M
Andersen Joanne
Andersen Patricia Jean
Anderson Bria Marshawn
Anderson Charles Edward
Anderson Joseph
Anderson Katie
Anderson Keisha L
Anderson Lena H
Anderson Linda C
Anderson Orlando N
Anderson Sally Mae
Anderson Tracey D
Andrae Amy B
Andrews Evelyn I
Andrews Richard R

A Message from the CEO



It was a challenging year for Provident Financial Group. Although we began the year on a positive note, meeting market expectations in the first two quarters, we encountered difficulties in the last two quarters. Third and fourth quarter earnings were severely impacted by the tragic events of September 11. We have been active aircraft lenders and lessors for 15 years. The world changed for that business on September 11. This affected us significantly and continued to be an issue in the fourth quarter as we achieved more clarity. Overall, the September 11 events reduced our pre-tax earnings by $81 million, $53 million after-tax or $1.05 per share. We found the economy much weaker in the third and fourth quarters as well, and commercial charge-offs, unrelated to the September 11 events, increased $45 million, impacting after-tax earnings for the two quarters by $30 million or 59 cents per share—an amount considerably higher than our original estimate for the year. Additionally, we substantially increased our loan loss reserve from 1.70 percent at year-end 2000 to 2.29 percent at year-end 2001, costing us roughly 77 cents per share. In light of general economic trends, it was the correct and prudent thing to do, and we are very well reserved. These combined factors resulted in extraordinary high credit costs and very weak earnings performance for Provident in 2001. While it is not much consolation, we are not alone—credit issues are being felt across the entire banking industry. Our full-year 2001 earnings were $23.3 million or 46 cents per share compared with operating earnings of $100.6 million or $2.00 per share in 2000.

A fair question would be, are the significant credit issues behind us? There could be other aircraft issues, but we are well reserved. Our general commercial portfolio could have some more bumps, but again we are well reserved. As I write this letter, we are beginning to see some signs of improvement in the economy. However, we remain cautious in our outlook.

Let's talk about where we go from here. The top priority is obviously to get our credit quality back in line. Everything else is secondary to this. Additionally, we need to continue to modify our risk profile. During the past year, effective July 1, 2001, we transitioned our non-conforming mortgage business to an originate-and-sell model, which eliminates all credit risk. To date, the transition is on track. We need to continue building our non-interest and fee-based revenues, which accounted for 32 percent of our total revenue in 2001. We will continue to increase this percentage. We will substantially slow our auto leasing business in 2002 and further build our prime home equity business. While auto leasing has been a high credit-quality business and we insure our residuals, it is a very complex business with fairly thin margins. We feel we can better deploy our capital elsewhere. Prime home equity is a high quality predictable business that we can grow, and we intend to do so.

Angelotti Cheryl J
Anguiano Belinda
Anthon Regina
Anthony Pamela B
Antons Nikolaus
Apke Timothy T
Appel Steven R
Araya Alison C
Archer Jonathan D
Arey Steven T
Armitage Cindy J
Armstrong Brian
Armstrong Donna Kay
Armstrong Kristina Marie
Arnold Jacqueline Dianne
Arnold Mary Ann
Arnold Ray Lee
Arrasmith Lynne Ann
Arthur Christine S
Arthur Marsha
Artis Sharon Elaine
Asbury Eric A
Ascoli David Joseph
Askin Tammy Lynn
Atherine Nickolas James
Atkinson Felicia M
Atkinson William S
Aukstuolis Rimantas R
Avampato Lena Michele
Ayeni Mary O
Aylor Jeffrey Thomas
Babb Ann Marie D
Babb Kathleen
Babcock Margie A
Babines Russell
Bacciocco Cynthia R
Bachnicki Luise J
Bachus Katie L
Backer Barbara M
Backscheider Eric D
Backus Darlene
Bahr Martha
Bailey Kenneth J
Bailey Meredith C
Bailey Michael T
Bailey William Thomas
Baioni Maureen G
Baker Carmen Kay
Baker Gregory K
Baker Jeffrey C
Baker Lindsay
Baker Pamela E
Baker Sanya S
Balaun Vicki C
Baldwin Jr Richard W
Baldwin Beverly Jean
Baldwin Denise W
Baldwin Kyle D
Baldwin Ponce Deleon
Baldwin Yvette B
Ball Anthony Mark
Ball Gregory W
Ball Jennifer Ann







We are also continuing to heavily emphasize retail. We are rolling out a customer relationship management system that has been under development for over two years. It is state of the art and very powerful. It should substantially enhance customer relations and make us a more formidable competitor. Retail is a low risk business that generates excess capital—an equation we like and a theme we are building on.

In our commercial businesses, we are reducing exposures in our structured finance portfolio and expect that our large-ticket equipment leasing portfolio will remain level. Our small and mid-ticket equipment leasing business is growing and is expected to provide a source of predictable earnings. We will continue emphasizing the relationship side of our commercial business to widen the scope of the products and services we offer to regional mid-level companies. We have had some recent credit issues in this area, but historically it has been a good and profitable business with above average returns and acceptable risk.

We have an excellent team in place working to change the company. Our risk profile is much lower than it was two years ago and that will begin to pay off. We will continue to work to lower it more and build a company that we can all be proud of. We have always excelled at growing revenue and cost control has been a core competency. We are still good at both. Credit quality is the third element. Historically, it has been a strength of our company and I assure you it will be again. Overall, we must first stabilize our earnings results, then resume predictability and grow earnings with a lower risk model in place. This is an excellent equation for value.

It was a difficult year for our company and our country. We are fortunate that none of our associates were injured in the terrorist attacks on September 11, although many were affected through the loss of friends, family members and business associates. Our thoughts will continue to be with all those who were affected by these tragic events. We salute the heroes and leaders of our nation and we are proud to live in this great country.

In closing, let me add that Phil Myers, Senior Executive Vice President and Chief Credit Officer has retired. We thank him for his 35 years of service and wish him well. I also want to thank our dedicated associates. Our future depends on their hard work.

Sincerely,

Robert Hoverson

March 5, 2002

Ballew Cherri R
Balsly Jill
Bancroft Tracy L
Banks Jr Gregory
Banks David Theodore
Banks Jody Ann
Banks Lisa M
Banks Stacia Marsa
Barber Paul C
Barbian Robert J
Barbour Erin L
Bare Phyllis Eileen
Barger Douglas A
Barger Kristen L
Barger Loyal J
Barger Regina Joan
Barleston Stacy
Barlow Michael Alfred
Barnes April Eilise
Barnes Tina M
Barnes Vanessa Bernice
Barnett Vikki B
Barnett Zenith S
Barnhart Thomas MacNeil
Barrett James Joseph
Barrett Margaret A
Barron Gerald Allen
Barron Marquita T
Barroso Nina L
Barrott Jennifer
Barrow Terri
Bast Monica Comstock
Bastin Jeremy W
Bauer Judith Ann
Bauer Kimberly C
Bauer Mary
Bauer Michael Joseph
Baumann Nancy Jo
Baurichter Jewel
Baxter-Walker Betty
Bayer Judith
Bazemore-Davis Josie E
Beach Catherine Maguire
Beagle Michelle P
Bean Cheneise T
Beattie Michael George
Beatty Diann R
Beatty Sherwin
Beaver Cynthia Diane
Bechtol Ronald Clinton
Beck James
Beck James Henry
Beck John
Beck Kristi R
Beck Lonesia Marie
Beck Michael Paul
Beck Raymond D
Beckenhaupt Colleen Delaney
Becker Alex C
Becker Elizabeth Ann
Becker Evan E
Becker Jennifer L
Becker John Edward
Becker Shirley A

OUR PEOPLE

OUR FOCUS

OUR DIRECTION



2001 was a difficult year for Provident Financial Group. What are the strategic priorities for you and your executive team in 2002, and how do you expect the company to return to creating value for shareholders, customers and associates?

Bob Hoverson: 2001 was clearly a year of challenges and disappointments for Provident; however, we enter 2002 with well-defined goals. We will methodically resolve any remaining credit issues and transition toward a more diverse revenue stream by building lower risk businesses and adding fee-based income, thereby reducing the risk profile associated with our dependence on credit-related products. We look forward to the results of these endeavors helping us achieve a more balanced earnings mix.

Executing these strategies should deliver strong, consistent financial performance, create value for shareholders, customers, and associates, and contribute to the well being of the communities where we do business.

How does your local community benefit from the presence of Provident and its associates?

Amin Akbar: In 2001, both Provident and our associates continued to support community development goals and objectives. Throughout the year, we made over 6,700 loans in the various markets we serve representing over $463 million in loan commitments toward residential mortgages, small business and consumer loans.

The value of our corporate contributions is made even greater by the efforts of our associates who actively volunteer their time in organizations such



Amin Akbar
S.V.P., Community Development

as: Big Brothers/Big Sisters; The Urban League; Boy Scouts and Girl Scouts; Asian Indian American Business Group; Boy's and Girl's Clubs of America; YMCA; as well as various local churches and fund-raising events. Additionally, our associates helped us significantly exceed our corporate contribution goal for the United Way campaign.

Above average loan growth has been the fuel for Provident's earnings in the past. Do you expect this to change as the company lowers its risk profile and transitions toward producing a more diverse and balanced earnings mix?

Chris Carey: The market has not always rewarded us with a higher share valuation even during the

Beckman Aurelian Daniel
Bedel Theresa Marie
Bedinghaus Nancy Louise
Beeler Marlene Jane
Behler Danielle J
Behler Lori Ann
Behrman Sara M
Beisler Mark C
Belanger Juanita S
Belfrom Misty A
Belk Christopher D
Bell Nancy Jean
Bell Tracey Yvette
Bell Valparaiso
Bella Susan Blaine
Belldina Jennifer Elizabeth
Beman John Hudson
Bens Joseph Robert
Benson Scherry C
Bentley Timothy L
Bentley Tracey Allen
Benton Celeste M
Berckman Robert Webster
Beresh Donald E
Bergamini Robert J
Bergamo-Lance Suzanne Mary
Berger Christina Nicole
Berkery Larry O
Berling Christie Ann
Bernhardt Randal Lee
Berning Gary E
Berry Aisha
Berry Colleen
Berry Norma Ann
Berry Robert J
Berryman Linda Joyce
Besera Asmarina
Best Brian Edward
Beverly Bill W
Beverly Konstanza Elaine
Beyer Laureen
Bhola Nancy Motia
Bice Melinda Jean
Biddle II Michael E
Biederman Rex Alan
Bielozer Lisa M
Billman Marcia C
Binegar Jr Garry Neil
Binkley Tabitha Marie
Bircan Diana M
Bishop Clifford Mitchell
Bishop Pamela Ann
Bishop Rebecca Alene
Bishop Samuel D
Bissantz James Lowell
Bittner Elizabeth Anne
Black Katherine F
Blackburn Thomas Edward
Blacklock Brenda S
Blakes Denise D
Blank Kurt
Blankemeyer Jill A
Blasone Christine A

years when our revenue and loan growth significantly exceeded our peers. Going forward, we will accelerate our transition toward a more balanced earnings mix in order to create a risk/return profile the market will reward. We will also reduce auto lease originations, and continue to lower the level of non-conforming mortgages on our balance sheet, while expanding businesses that fit our risk/return model. High quality home equity products as well as fee-based income sources, such as loan servicing and asset management, are areas where we expect to see strong growth.

lower risk profile

As the new Chief Credit and Risk Officer what are your priorities and areas of special attention? How do you see the company's overall risk profile changing over the short-term and medium term?

Jim Gertie: My first priority has been to review existing policies, processes and strategies and make changes where necessary. New initiatives include focusing on areas that provide growth and profitability with reduced risk while diversifying our earnings mix. We are also building a more efficient information system that will enable us to better manage risk. We are implementing a number of internal process changes to clarify and tighten underwriting standards, refine procedures, and utilize new analytic approaches to better manage the credit side of our business. We expect these initiatives will improve the consistency in underwriting and safeguard us from further credit problems. Eventually, our transformation will be marked by a lower corporate risk profile, a diversified business mix and a renewed commitment to financial disciplines, including stricter credit policies.



Jim Gertie
E.V.P. & Chief Credit & Risk Officer

Provident has made significant investments in its retail branch system over the past few years. As a result, are you beginning to realize any competitive advantages in providing additional value for customers?

Steve Walsh: Over the past few years, we have made a number of notable investments in training, infrastructure and technology. However, the most significant investment has been the rollout of a technology-based customer relationship management platform that allows us to build a complete profile of our customers and match solutions to their needs, thereby creating a more efficient sales process. Guided by better insight into our customer base, we can focus on developing products, services and delivery solutions directed toward well-defined customer segments. Going forward, this information and knowledge will serve as a valuable resource to help us meet the changing financial needs of our customers.



Steve Walsh
E.V.P., Retail

What steps led to the development of your customer relationship management system and how were you able to internally develop this system? In what other areas of the company are you using technology to drive revenue growth and improve operating efficiency?

Rosanne Schutzman: As our vision for a more aggressive sales and customer service-based culture continued to emerge over the past few years, we recognized the need for a new technology platform to maintain customer relationship information. By leveraging our collective resources, we were able to use a customer relationship management package to develop a high-quality, best-in-class solution that provides us with maximum flexibility and efficiency.


Rosanne Schutzman
...tion Systems
...ing

We will continue to integrate information technology in all of our businesses to gain efficiency in our sales and marketing efforts and to further improve customer relationships. To achieve efficiency gains on a corporate level, we made a significant upgrade and conversion to a paperless, web-based human resources technology platform that provides our associates with convenient online access to pertinent information.

Increasing the value of customer service is one of the company's core strategies. Are you doing anything different in the training of your associates to implement this strategy?

June Wilson: Exceptional service starts with knowledgeable and capable associates. In 2001, we continued offering associates classroom training on products, services, processes and culture. We also began giving significantly more support to associates as they transition their new knowledge


June Wilson
V.P., Training & Development

from the classroom back to real life. This support included on-the-job training as well as follow-up coaching after they had been working on their own. We also implemented follow-up testing and round-table discussions to increase the effectiveness of these programs.

We are committed to providing state-of-the-art training programs for our associates to further enhance their professional development. Our goal is to equip them with the best tools, techniques and confidence so they can provide the best possible service to our customers.

A part of Provident's strategic goal of changing its risk profile is to increase the percentage contribution of fee income. What are the current and potential sources of fee income from your commercial businesses?

Rodger Davis: Over the past few years we have focused on building businesses that significantly impact fee revenue generation. Some areas that are proving to be excellent sources of fee income include cash management, merchant services and loan servicing operations. As Bob stated, revenue diversification is a major company-wide goal, and we are focused on aggressively increasing our fee-based initiatives and commercial deposit growth to better balance our dependence on margin income.

Braun Adam J
Breig Janice Catherine
Brennan Joseph Martin
Bresnen Sean Joseph
Brewer Heather E
Brewer Matthew Aaron
Brewer Susan Renee
Bricking Rebecca Janet
Brickler Douglas Paul
Bridenbaugh Kathleen A
Briede Joshua Nolan
Bright Brenda Gail
Brinkman Margaret A
Brisendine Michael J
Britt Heather P
Brock Richard A
Brockman Anitra
Brode Teresa M
Broge Katherine Marie
Brookbank Barbara Ann
Brooks Stephen S
Brosnan Kimberly A
Brown Angela A
Brown Anna Marie
Brown Dorothy J
Brown Dwayne R
Brown Heather L
Brown Jodi Lynne
Brown Mary B
Brown Michael Eugene
Brown Mirty
Brown Patricia Sue
Brown Ranie Lee
Brown Scott J
Brown Sheila D
Brown Susan D
Brown Tracey Renee
Brown Valerie Angela
Brown Virginia
Brown Wanda Denise
Browning Janet M
Brubaker Donald C
Bruck Allen Martin
Brueshaber Kevin J
Brummett Sharon B
Brune Lisa Marie
Brunk Michael William
Bruns Jerriann
Brunsman Susan E
Brunswick Jerome Joseph
Brunswick Veronica Lynn
Brusman Kathy
Bryan Jennifer Gwen
Bryan Tedric Batey
Bryant Brandi
Bryant Christine A
Bryant Clinton Leroy
Buchanan Jennifer L
Bucholtz John A
Bucholtz Mary E
Buck III Rae E
Buck Brian A
Buck Trang Doan

Jim Gertie,
E.V.P. & Chief Credit & Risk Officer

As you are working to improve Provident's risk profile, how important is it to achieve revenue diversification, both from a business line perspective, as well as types of revenues?

Jim Gertie: As part of our overall corporate strategy, we are focusing on areas that can provide growth and profitability with reduced risk. Diversification is crucial. Our business line-up and lending portfolios have to be structured to weather all credit cycles and events. The right correlation between our businesses is going to be a fundamental method for measuring our progress. Attaining a good balance of business and revenue diversification will help mitigate the impact of negative economic cycles that inevitably occur. Fee-based services are an integral part of a diversified financial institution. Growth of these businesses through cross-selling opportunities and relationship banking will be an important part of our success as we move forward.


resolve
credit issues

Over the years, you have broadened the scope of your commercial real estate business. What is the current status of these initiatives and what are your plans for the future in this area?

Rodger Davis: Our strategy in commercial real estate lending at Provident is a one-stop shop approach. With the addition of Capstone Realty Advisors and Red Capital Group to our traditionally strong commercial real estate business, we are now able to answer all of our customers' needs from construction finance and term finance to servicing and investment banking. When a customer's need goes beyond what traditional lending can accommodate, we can now utilize a wide array of resources. Since these solutions generate fee revenue with no associated credit risk, they are a perfect match with our overall strategy.



Rodger Davis
E.V.P., Commercial

Paul Raffaelli
E.V.P., Operations & Technology

Buckley Jeffrey P
Buechel Karen A
Bueker Patricia M
Bufler Dawn Renee
Buford Carol Anita
Bullock Cynthia
Bundy James
Bunke Cynthia Ann
Bunton Lewis E
Burch Salisha Renay
Burchfield Lisa
Burgess Danielle S
Burgett Michael Travis
Burk Robert
Burke Linda Marie
Burkhart Rebecca L
Burkhart Susan Mary
Burkheiser Jean H
Burnett Tracy Yvonn
Burns Anthony R
Burns Barbara
Burnside Leisha Gay
Burress Rebecca Michelle
Burris Kenneth E
Burson Khary I
Burt Vicki Sue
Burton Barbara A
Burwell Patricia Ann
Burwinkel M Teresa
Buskirk Diana
Bussey Jimmy Loren
Butler Barbara Jean
Butler Jeannie Carol
Butler Jennifer R
Butler Katrina Lynn
Butler Samuel
Butler Teresa Lynn
Butler Treva E
Butts Donna L
Butts Lisa B
Byrd Cynthia M
Byrd Jerry Lee
Byrd Linda S
Byrd Marlene Laverne
Byrge Joan E
Cable Brenda Ann
Caddell Carolyn
Cade Christina Marie
Cadle Mary Beth
Cadwallader Nancy I
Caffie Candace Janelle
Cain Bradley C
Cain Keith Edward
Calderon Sarah Helene
Caldwell Joan
Cali Tiffany L
Callahan Jeanne M
Calloway Stephanie C
Cammack William
Camp Jr Michael Lee
Campbell Chavahn L
Campbell Denise L
Campbell Nina
Campbell Peter T

Your small and mid-ticket leasing business, Information Leasing Corporation (ILC), is another venue for revenue diversification, especially in a weak economic environment. It has been a high growth area over the past few years. Do you have plans to expand this business further?



Vince Rinaldi
E.V.P., Equipment Leasing & Financing

Vince Rinaldi: 2001 was a growth year for our business, and we will continue that momentum into 2002. The combination of fee income and interest income along with our vendor relationships will help us maintain a consistent earnings stream.

ILC presents excellent opportunity for growth because it answers the market's growing demand for a broad range of lease financing products and services. Our strong growth over the past few years has positioned us as a national, fully integrated provider of lease financing products, services and solutions. Lower risk through expansion of origination sources is key in our business. We are increasingly focused on lending to higher credit-quality customers who we can serve through superior service. Ongoing investments in our infrastructure and associates will accommodate the increased business volume we expect in the years ahead.

How are you building the infrastructure of ILC to support this expansion?

Delphia Hamms: The flat organizational structure of ILC allows us take advantage of new business opportunities and respond quickly to industry and market changes. We oversee a rapidly growing leasing portfolio and over the past year have made tremendous strides in building the necessary infrastructure, including making significant investments in our associates and in technology, to accommodate future growth. One of our most important competitive advantages is being part of a larger company and having the support of many resources available to us. During the past five years ILC has grown from 62 associates to 203 associates. Overall, we are well positioned to succeed.



Sabah Siddiqui
A.V.P. & Financial Center Manager

Delphia Ha
V.P., Operati...
Manager, ILC

Campbell Russell B
Canady Diane
Canady Lakesha T
Canary Darla S
Candelario Jessica
Cannata Carol Ann
Cannon Janice A
Cannon Tyrone
Cantor Mark A
Capella Javier Francisco
Capon Gina C
Capon Jill Elisha
Capps Carol L
Cardenzana Kristen L
Carey Christopher J
Carlson Duane Keith
Carney Anastasia Helen
Carney Barbara Anne
Carney David J
Carney Susan L
Caroll Paula Diane
Carota Paulette M
Carr Erica Renee
Carr Kathy M
Carrigan Courtnee D
Carroll Patrick H
Carte Paul
Cartell Sandra M
Carter LaQuita Maria
Carter Theresa
Casarcia Tracey Lynn
Casey Melissa E
Cassell Barbara Anne
Catchen Teresa Louise
Catlin John Stephen
Caton Connie
Ceccoli David
Cecil Amanda M
Cervera Laurie A
Chabrier Opal J
Chamberlin Lesley R
Chambers Kelli
Chance Vickie A
Chandler Bobbette
Chandra Inderjit Sohi
Chapman Alaina B
Chapman James
Chard Keith Alex
Charlery-Chenault Valerie L
Chatfield Patricia Jane
Chea Mary Elizabeth
Cheatham Amberley J
Cheney Mark
Chess Jr Robert H
Chestnut Patricia
Childress Karen
Chow Gregory Scott
Chryssolor Lydia
Chuke Annette Marie
Chumbley Deedra Ann
Ciampone Nicholas Christopher
Cinquini Anthony
Cisne Yorick



Chris Carey
E.V.P. & Chief Financial Officer



Jay Plum
S.V.P., Consumer Lending



Dick Gravino
E.V.P., Mortgage

It appears that small and mid-ticket equipment leasing is one area where Provident is expanding beyond its regional boundaries. What are some of your other businesses where there is a potential for significant national growth?

Chris Carey: Provident has always viewed expansion as a way to diversify earnings, and has been selective about businesses that can be managed on a national basis. For example, we have not ventured much beyond Ohio and Kentucky in our commercial real estate portfolio. In middle-market lending, we grew locally while gradually opening offices in attractive adjacent markets. On the other hand, there are some businesses where technology and credit characteristics allow you to operate nationally. A good example of this is our prime home equity business, an area that is growing rapidly via the internet and other distribution channels. The internet is a powerful tool to grow originations, while effectively managing credit risk and underwriting. We have also adopted the internet as a channel for small and mid-ticket leasing. A large majority of our non-conforming mortgage loans are originated nationally; however, we are now selling these on a whole-loan basis. We view national expansion in these businesses as a way to diversify risk and provide earnings growth.



How do you achieve nationwide growth in home equity products? How do you plan to capture market share?

Jay Plum: Strategic alliances and internet relationships in conjunction with more aggressive marketing efforts have driven the nationwide growth of this business. Our competitive edge lies in our products and services and our ability to deliver them with a higher-than-expected level of customer service, regardless of the sales channel. We will continue focusing on high credit-quality borrowers as we further expand this business through efficient internet channels. These combined factors will continue to drive the future growth of this business.

Your mortgage division, PCFS, underwent a significant strategic change in 2001. Where are you in this evolution and how does this plan fit into Provident's overall corporate strategy?

Dick Gravino: To answer the second part of the question first, our new strategy fits the corporate plan perfectly. The non-conforming mortgage loan business, despite the attractive risk/reward trade-off, is more efficiently financed by non-bank lenders, such as investment banks. The inherent characteristics of this business with its high levels of non-performing assets and relatively higher charge-offs do not fit the risk profile of a typical commercial bank business, especially when it grows disproportionately to other businesses. In 2001, we decided to change our business plan to an originate-and-sell strategy. We have made all the necessary changes in the infrastructure and have been executing this plan since July of 2001. These efforts have produced a dynamic operation that will yield a diversified, stable revenue stream, without credit risk and capital consumption. Both originations and sales are growing, and we are able to contribute to the success of the company by being a sustainable and growing source of fee income.

Clack-Rosemond Patricia
Clancy Martin J
Clansy Cheree M
Clark Cynthia Jane
Clark Mary C
Clark Melissa A
Clark Pamela
Clark Patsy Jo
Clark Stephanie Ann
Clark Sylvia E
Clark Teresa E
Clark Tracy Lynn
Clay Teresa Colleen
Clayton Susan Marie
Clem Brenda Braswell
Clements James
Clemmons Vicki L
Clifton Paula C
Cline Michael C
Cline Michelle Rae
Cline Muriel
Clotworthy Marilyn A
Cobb Michael R
Cobbins Carla R
Cobbs Carl Vincent
Coble Bobi Jo
Cochran Annette C
Coffey Cynthia S
Coffey Karla
Coffey Linda
Cofield Celeste N
Cohen Dennis Lee
Cole Jr Elmer
Cole Jill S
Cole Sheila Denise
Cole Tammy Michelle
Coleman Debra C
Coleman Lavaun
Coleman Sophia L
Coleman Yolanda Ann
Coleman-Dawson Sondra M
Collins Jr John C
Collins Cynthia M
Collins Delores L
Collins Lola P
Compton Bobbie K
Compton Jeffrey David
Comstock Gail
Comstock Trisha Lee
Condren Joseph P
Conley Larry Mesina
Conley Lee A
Conn Teri L
Connors Christine Marie
Constantine Ibtissam
Contadino Michael J
Conway Tom H
Cook Barbara Ann
Cook Dawn
Cook Janice L
Cook Kimberly G
Cook Nicholas J
Cook Pamela Sue
Cook Vickie L



Sharon Bond
V.P., Credit Risk Manager, Mortgage

How has technology changed the way you underwrite and monitor credit within your non-conforming mortgage portfolio?

Sharon Bond: Innovative technological advances introduced over the past few years have provided tremendous benefits to the underwriting process. Efficient and consistent processing procedures, automated decisioning and better quality controls help us effectively manage the sales process, while at the same time furnishing us with detailed analyses that enable us to more closely monitor our portfolios and predict credit behavior. We are strengthening our infrastructure through ongoing system upgrades, new product development and consistent review of underwriting policies. For example, these changes include improving systems that will allow us to gain further efficiencies and insights into our portfolios, eliminating higher-risk loan products such as second liens, and establishing new minimum credit score levels.



Paul Raffaelli
E.V.P., Operations & Technology

In addition to mortgage lending, where are you spending your technology dollars these days? Is the primary goal to increase the quality of service that you offer customers, or to achieve cost savings through increased efficiencies?

Paul Raffaelli: We strive to achieve the appropriate balance of cost savings and efficiency gains without sacrificing business needs and quality of service. One way we do this is to look for enterprise and package solutions that allow us to reuse common functions and data interfaces, thus reducing the time it takes to implement software changes and further extending the life of our existing mainframe applications. We employ a "buy-versus-build" decisioning strategy, integrating packaged software solutions where it makes sense. This strategy was applied to the selection and implementation of a new fraud analytics package we recently introduced. We are always looking for ways to improve and gain efficiencies and regularly review our technical infrastructure and make upgrades to accommodate for growth.

Technology plays a very large role in businesses that are "operations heavy" such as cash management. What are your plans for technology driven solutions in this area?

Jerry Meyer
S.V.P., Corporate Services

Jerry Meyer: Automating high-volume, repetitive operations is key for these businesses. An example is Electronic Check Conversion, which converts a check at the point-of-sale to an electronic funds transfer from the customer's account to the merchant's account. Funds are available the next business day, and the risk of fraudulent checks is lowered. Consolidated Returns, another technology driven solution,

Cookendorfer Mary
Cooper Alicia K
Cooper Anne
Cooper Diana Lynn
Cooper Lara M
Cooper Vera
Coots Sherry Lynn
Copenhaver Svetlana I
Coppage Dru C
Corbin Mark A
Corcoran Deborah Elaine
Cordell Dianne K
Cornell Cherie Patricia
Cornell Kevin L
Cornett Karen J
Cornish Tony Bill
Cornist III Benjamin
Corpuz Arnel B
Corson Jamie Lynn
Cosby Suzanne Marie
Cosby William B
Cosey George
Cosgrove Jennifer A
Costa Mary Lynn
Coste Melanie R
Coulter Clifford
Council Traci R
Courtney Hilary Haugh
Cousar Mark R
Covin Terri A
Cowan Cheryl D
Cowan Daniel B
Cowdrey Jill Suzanne
Cox Denise Lee
Cox Donna A
Cox Donna Marie
Cox Heather
Cox Margaret Nancy
Cox Michael Daniel
Cox Rebecca Ann
Cox Ruth Jane
Coyne Julie Ann
Cozzocrea Michael
Crabb Martha Joy
Craig Charlene Louise
Cravens Jill Ann
Cravens Mattie M
Crawford Geraldlynn
Crawford Stacy R
Crawford Vernita Monta
Crawley-Kinley Billie A
Crenshaw Marcia V
Cress Amy M
Cress James
Cribbs David G
Crim Ramona L
Croft James
Crome Marie K
Cromer Colin E
Cromer Kimberly Ann
Cron Chad Michael
Cronin Sara M



Our goal is to surpass the level of customer service that our competitors are providing their customers, and help small business owners in our local markets to realize their goals.



Clinton Bryant
V.P., Business Banking Group

speeds up the return of bad checks, increasing the possibility of check collection and reducing customer fees.

We are also investing significantly to provide sophisticated online tools that perform cash management functions such as stop payments, wire transfers, ACH transactions, and paid check or lockbox deposit image retrieval. This new online system is also multi-bank/multi-currency and will allow customers to view account information with any bank in the world.

In addition to cash management, what other business banking products does Provident currently offer, and are there plans to expand in this area?

Clinton Bryant: We are very excited about our business plan for 2002 and beyond. The lineup of products and services we are offering customers is significantly expanded. For the first time in a number of years we are offering free business checking accounts to accommodate small businesses. Our sales associates are also actively promoting our deposit products and seeking cross-referrals from our financial center network.

Besides business deposits, what are Provident's other sources of liquidity? The company has been a frequent user of asset-backed markets in the past years. Is this likely to continue in 2002?

Tayfun Tuzun: Provident in the past has strategically utilized all available sources of liquidity to accommodate balance sheet growth. We have enabled our businesses to grow their originations and provided the necessary funding whenever needed. Of course, retail deposits are our primary source of funding, as the most stable and profitable funding source. Asset-backed markets have provided a deep and liquid funding source for our non-conforming mortgages and auto lease portfolios over the past few years. As mentioned before, we are now selling all of our non-conforming mortgages, and de-emphasizing growth in our auto leasing business. Nevertheless, asset-backed markets are there when we need them and we will use them as it makes sense. Additionally, during the past two years, we have utilized the Federal Home Loan Bank system as an important source of funds, and we will also use other market-based funding sources when needed. Reducing liquidity risk has always been a big part of our corporate plan to reduce overall risk exposures.



Tayfun Tuzun
S.V.P., Treasury Services

investing in our associates

Cronkhite John
Cross Michael
Crothers Anna M
Crowder-Saddler Janet E
Crum Tammy L
Cruse William
Cummings Mary Grace
Cummings Robert Paul
Cundall Sara C
Cunningham Rachel Israel
Cuozzo Jouana Lee
Cupito Kathryn Lucille
Curtin Krista E
Curtsinger John
Cush Andrew A
Custer Deleah Suzette
Cutcher Jason D
Cuthrell Victoria L
Czarnecki Caly J
Dagenais Debra Dawn
Daily Daniel J
Dale Elizabeth
Dalton Karen K
Damewood Mary C
Dance Julie Lynn
Daniel James R
Daniel Linda
Daniels Garrett O
Daniels Melissa A
Daniels Tim Scott
Darlington Fred L
Dattilo David Vincent
Daugherty Thomasina M
Davenport David S
Davidson Lisa Anne
Davidson Mary Ann
Davidson Orville T
Davie Bruce C
Davis Alissa Maria
Davis Anne
Davis Christi Y
Davis Contina L
Davis Cristopher Michael
Davis Daniel Kerry
Davis Dawn Renee
Davis Doris C
Davis Jaynette W
Davis Jeanne
Davis Jeffrey Alan
Davis Karl Rodger
Davis Lynette K
Davis Michael Dale
Davis Monique L
Davis Nanette
Davis Sean Alan
Davis Tracy Lynn
Davis Veronica M
Davis-Bryant Amelia Ann
Dawes Paula Fay
Dawson Cynthia Sue
Dawson Megan Murray
Day Juanita R
Day Phyllis Jean
Day Shannon Louise





Duane Dewey
S.V.P., Provident Financial Advisors

Asset management is an area where Provident has the potential to grow. What opportunities are you pursing for further expansion?

Duane Dewey: We accomplished a number of initiatives to grow our business, despite depressed market conditions in 2001. We expanded our overall financial advisory capabilities by establishing a financial planning group and by launching a fee-based comprehensive financial planning process. We have added experienced investment professionals who specialize in asset management including all aspects of fixed income and equity investment management, and we will continue to add more expertise to our team. We continue to build our expertise through ongoing training, industry licensing and professional designations for our associates. We have invested significantly in technology in order to enhance our associates' abilities to meet customer needs, while at the same time, providing customers with better and more comprehensive information. We have been actively promoting our expanded offering of insurance products and services. These efforts position us to contribute to the overall corporate goal of generating fee-based revenues. We are confident in our ability to compete effectively in this rapidly changing and highly competitive business.

In addition to your asset management business, Provident has a growing retail presence in Florida. Do you foresee continued expansion in Florida?



Steve Walsh
E.V.P., Retail

Steve Walsh: We now have 13 financial centers on the west coast of Florida. Six new offices have been opened over the past two years. This region is a phenomenal market for growing deposits and promoting our asset management capabilities. In fact, all lines of business, including the financial centers, private banking, asset management, business and commercial banking, continue to show impressive growth while maintaining stable credit quality. We are also exporting our highly focused customer service and proactive sales processes to this market so we can enhance cross-sell capabilities to develop multiple product relationships with our existing customers. This is a great market for further growth and we will continue to evaluate new locations here for expansion.

Day Tina M
Deakin Christopher M
Dean Annette Dawn
Dean Gary D
Deas II George A
Deatherage Robyn
Decher Susan Lynn
Decker Karen S
Decker Randy L
Deegan Pamela W
DeFrancesco Elizabeth C
Dehlendorf Kyl
Deitsch Martin R
Delaney Joseph
Demarzio Kyla D
Demler Marilyn S
Demoss Nancy I
Dennett Carri Lynn
Denny David
Denson Tiffany Joy
Dent Debra L
Depenbrock Tammy Marie
Deppen Jamie Lynn
DeRamus Davida M
Desapri Sheri Lynn
Dettmer Patricia Ann
Deuel David B
Deuter Jennifer L
Devine William Edward
Dewey Duane Arthur
Dhingra Rita
Diagne Babacar
Diaz Sady I
DiBari Damon E
DiBlasio Kathryn Marie
Dickens Michael Garland
Dickman Sheila Diane
Dickson Jr William R
D'Ignazio Kathy A
Dillard Mark J
Dirr Jeff John
Dixon Esther
Dixon Inga Jewel
Dixon Lorian A
Dobkowski Dennis J
Dodd Thomas A
Dodson Jr John Thomas
Dodson Elizabeth
Doe Thomas William
Doell Glenna
Doerflein Mary Ann
Doerflein Rita Ann
Doerflein Sherri L
Doerman Stephen Brian
Doersam Robin Ann
Doll Thomas
Donahie John D
Dooley James G
Doran Theresa W
Dorman Kasey
Dorman Shelley Marie
Dotson Carol Allyne
Doucette Aurora



Debbie Strawser
S.V.P., Human Resources

What factors do you focus on when it comes to credit quality within your consumer lending portfolios?

Rebecca Towne: An established and uniform credit process is vital if credit risk and underwriting are to be managed effectively. In our consumer lending areas, we have invested in systems and people in order to continue to improve these processes. We proactively manage credit risk within our consumer lending businesses by focusing on high credit-quality borrowers, using combinations of credit scores and other relevant measures of risk. Additionally, our sales force, both in and out of the financial centers, are working at establishing broader customer relationships with a strong emphasis on ancillary relationship activities. We manage our exposure to borrower segments by monitoring adherence to credit policies and lending limits, and by constantly measuring trends in credit quality and loan performance.



Rebecca Towne
S.V.P., Consumer Risk Management

As the financial markets become more sophisticated, banks increasingly rely on human capital to maintain their competitive advantage. How do you keep your current associates happy, and what are some of your initiatives to attract new talent to support a growing organization?

Debbie Strawser: We offer a competitive compensation and benefits package, including stock options for current and newly hired associates. The environment a company provides has become increasingly important when choosing a place to work. We pride ourselves in having a family friendly culture to make it easier for our associates to balance the demands of their job with family responsibilities. Our culture also encourages and actively supports diversity.

It seems like you will have a very busy schedule in 2002. As you move the company forward what is the common theme in your message?

Bob Hoverson: Our focus is on transitioning Provident to a company that is fundamentally stronger, more diversified and positioned to operate successfully in any market condition. The actions we are taking will improve our potential to generate consistent earnings growth over time, which will create increased value for our shareholders, customers, communities and associates.



Bob Hover…
President & C… Executive O…

Dougherty Anna Marie
Douglas Janet
Dowell Annisha Q
Downer Kristin
Downey Melody L
Downing Debra K
Doxsey Jamie
Doyle James F
Doyle Joan M
Doyle Kathleen A
Doyle Lisa Irene
Drew Douglas Thomas
Dreyer James C
Driscoll Jennifer Lynne
D'Souza Birdie
D'Souza Thomas E
Dubois Yolanda Michele
Dudley Deauna L
Duff William
Duffey Sandy
Duffill Michele
Dugan Daniel Mark
Duggan Bridget Louise
Duke Valerie L
Dukes Deanna M
Dukes Marc Andrew
Dukes Rhonda
Dukes Vergie E
Dunaway Robert R
Dundee Barbara Mary
Dunhoft John Neal
Dunlop Mark F
Dunn Candice R
Dunn Joseph M
Dunn Michael F
Dunn Steven W
Dunson William Kenneth
Durham David A
Durstock Timothy Gerard
Dustrud Jonathan S
Dutcher Linda L
Dynes Kelly A
Earley Ralph A
Earls Sherry Lynne
Early Lena Merissie
Early Patti J
Eavey James D
Eberly Peter Daniel
Eckerlin Rebecca A
Edison Catherine L
Edmonds Karen Marie
Edmonds Samantha M
Edmondson Charles Talbot
Edwards Bonnie Sue
Edwards Cheryl Jean
Edwards James
Edwards Janet
Eggemeier Carol Ann
Egger Jason E
Egloff Timothy M
Elam Joyce Ann
Elash III John
Eldredge Todd A
Eldridge Denise Starr

Primary Business Groups

COMMERCIAL

Provides a full range of high-quality commercial banking and commercial real estate products and services to build long-term mutually profitable relationships. As we look to the future, a key emphasis will be to continue developing middle-market customer relationships through our regional offices in Ohio, Florida, Indiana, Michigan and Pennsylvania. Additional areas of focus and expertise include asset-based lending, leasing, and cash management, as well as loan servicing, structuring and investment banking services for the multi-family housing and healthcare industries. Primary operating groups include:

- ☐ **Regional Commercial Banking**
- ☐ **Regional Commercial Real Estate**
- ☐ **Secured Specialized Lending**
- ☐ **Corporate Services/Capital Markets**

RETAIL

Provides a variety of deposit and lending products and services to retail consumers and small businesses. An area of increased emphasis is our prime home equity lending business. Services are delivered through multiple channels, including Financial Centers, telephone, ATMs and the Internet. Primary operating groups include:

- ☐ **Retail & Business Banking**
- ☐ **Consumer Lending**

MORTGAGE

Offers traditional and non-traditional residential mortgage loans to consumers, and also provides fee-based loan processing, loan warehousing and sub-servicing for third party originators. Loans are originated through retail and broker channels and are sold on a whole-loan basis. Primary operating groups include:

- ☐ **Mortgage Services**
- ☐ **Warehouse Lending Services**
- ☐ **National Servicing Center**

PROVIDENT FINANCIAL ADVISORS

Provides financial advice, custody, investment and insurance services to individuals, businesses, and government agencies. An experienced team of private bankers, investment managers, securities brokers and insurance agents are dedicated to serving customers' needs within our Ohio and Florida markets. Primary product areas include:

- ☐ **Private Banking/Wealth Management**
- ☐ **Institutional Financial Services**
- ☐ **Brokerage & Investment Management Services**

Eledge Richard
Eley Jill D
Elko Elaine R
Ellman Laura K
Elmlinger Denise A
Elmore III Franklin Otis
Elmore William Jasper
Elston Janet Lynn
Ely Michael T
Emerson Patricia Rose
Emery Elizabeth A
Engel Constance J
Engel Dawn Marie
Engel Jaclyn M
Engel Tracy A
England Rebecca L
English Ebony L
Epps Christopher
Epps Keith Steven
Equizi Joseph
Erndt Francis Anthony
Ernst Catherine Lynn
Erny Annette J
Ervin Michael E
Erwin Denise A
Espelage David K
Espiritu Antonio P
Esposito Janis Elaine
Essex Monica J
Estep Paul E
Ethridge Daniel
Eul Jonathan L
Evans Danielle
Evans Michelle Marcum
Evans Pamela G
Evans Thomas
Even Stacey L
Everhart Angela L
Ewing Brian K
Ewing Charles Walter
Ewing Lori Ann
Ewing Stephanie N
Faeth Donna K
Fahey Joe
Fairbanks Marcella Jo
Falk Mary E
Fangmeyer Julie A
Fanning Edward J
Fanroy Karen J
Fantetti Cheri Renee
Farah Linda L
Fardy Glenn William
Fargo III Charles H
Farmer Laurie Denise
Farr Stephanie Q
Farrell Shawn F
Farrenkopf John
Farrier-Hogan Jacqueline
Farris Tami Jean
Fazio IV Thomas
Fazio Valerie Angelina
Federbush Stewart K
Fehrman Cathie D

2001 Financial Reports

Contents

REPORT OF MANAGEMENT

The integrity of the financial statements and other financial information contained in the Annual Report is the responsibility of the management of Provident Financial Group, Inc. Such financial information has been prepared in accordance with generally accepted accounting principles, based on the best estimates and judgment of management.

Provident Financial Group, Inc. maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are executed and recorded in accordance with management's authorization and that the assets of Provident Financial Group, Inc. are properly safeguarded. This system includes the careful selection and training of staff, the communication of policies and procedures consistent with the highest standards of business conduct, and the maintenance of an internal audit function.

The Audit Committee of the Board of Directors is composed entirely of outside directors and it meets periodically with both internal and independent auditors to review the results and recommendations of their audits.

Provident Financial Group, Inc. has engaged the accounting firm of Ernst & Young, LLP to audit its financial statements, and their report appears on page 41.

Robert L. Hoverson
Chief Executive Officer

Christopher J. Carey
Chief Financial Officer

Feiser Joshua D
Feld Steven S
Feldman James A
Feldman Steven M
Felix Erwin C
Feltner Lori Jean
Ferdon Deborah C
Ferguson William Anthony
Ferrara Jacqueline R
Ferru Meshesha
Fink William Douglas
Finke Sandra Kay
Finn Thomas Lewis
Fischer Daniel
Fischer Sharon S
Fish Donna Renee
Fisher Brent
Fisher Theresa Colleen
Fisher Wileen J
Fite Linda S
Fite Melissa Lynn
Fiumara Mary Grace G
Flach Jr Eugene Joseph
Flaherty Michael S
Flesch Renee Michelle
Flick Samuel D
Flinn James C
Flischel Barry Joseph
Flores Kathleen L
Flynn Robin J
Fogus Andrea Michelle
Foley Michael
Foley Robert
Foley Rose M
Folson Vivian
Ford Barbara Ann
Ford Kevin Patrick
Ford Kimberly A
Fornash Diana L
Forsythe Patricia A
Forte Marcelyn E
Fortney Margaret C
Forusz Holbrook
Foster Colleen M
Foster Jamie Renee
Foster Susan L
Foster Tajuana
Foster Tonya Lee
Fountaine Sharon
Fovozzo Christine C
Fox Amy L
Fox Andrea Michelle
Fox Marcia Fiorenza
Foy Roger Louis
Fralish Ron Nelson
France Richard Tod
Francis Juanita
Francois Roseita M
Frank Forest Conrad
Frank Shelia Marie
Frankel Jeremy R
Franklin-Bell Shondra V
Frantz Jane Ellen

INTRODUCTION

Provident Financial Group, Inc. ("Provident") is a holding company for The Provident Bank, an FDIC member bank. Major business lines are: Commercial Banking, a provider of credit products and cash management services to commercial customers; Retail Banking, a provider of consumer lending, deposit accounts, trust, brokerage and investment products and services; and Mortgage Banking, an originator and servicer of conforming and nonconforming residential loans to consumers and short-term financing to mortgage originators and brokers.

PERFORMANCE SUMMARY

Provident reported net income of $23.3 million, $73.6 million and $150.9 million for 2001, 2000 and 1999, respectively. On an operating income basis (excludes unusual and significant expenses), net income was $23.3 million, $100.6 million and $153.7 million for 2001, 2000 and 1999, respectively. Operating earnings per diluted share was $.46, for 2001, compared to $2.00 for 2000 and $3.14 for 1999. On an operating basis, return on average equity was 2.39%, 10.59% and 18.68% and return on average assets was 0.16%, 0.83% and 1.56% for the three years ended 2001, 2000 and 1999, respectively. The following table summarizes three-year financial data for Provident, along with calculated variances from the prior year:

(Dollars in Millions	**Year Ended 2001**			Year Ended 2000			Year Ended 1999		
Except Per Share Data)	**Amount**	**$ Chg**	**% Chg**	Amount	$ Chg	% Chg	Amount	$ Chg	% Chg
Net Interest Income	**$ 473**	**$ 85**	**22%**	$ 388	$ 51	15%	$ 337	$ 26	8%
Noninterest Income	**226**	**(28)**	**(11)**	254	(18)	(7)	272	47	21
Total Revenue	**699**	**57**	**9**	642	33	5	609	73	14
Provision for Loan and Lease Losses	**226**	**95**	**73**	131	83	173	48	16	50
Noninterest Expense	**437**	**44**	**11**	393	66	20	327	10	3
Net Income	**23**	**(51)**	**(69)**	74	(77)	(51)	151	29	24
Total Loans and Leases	**10,496**	**1,419**	**16**	9,077	2,066	29	7,011	708	11
Total Assets	**15,647**	**1,790**	**13**	13,857	3,319	31	10,538	1,588	18
Total Off Balance Sheet Managed Assets	**4,118**	**(1,638)**	**(28)**	5,756	(182)	(3)	5,938	2,718	84
Total Deposits	**8,854**	**25**	**0**	8,829	1,599	22	7,230	1,274	21
Long-Term Debt and Junior Subordinated Debentures	**3,392**	**288**	**9**	3,104	1,933	165	1,171	59	5
Stockholders' Equity	**893**	**(98)**	**(10)**	991	65	7	926	124	15
Per Common Share:									
Book Value	**18.00**	**(2.15)**	**(11)**	20.15	1.24	7	18.91	2.08	12
Diluted Earnings	**0.46**	**(1.00)**	**(68)**	1.46	(1.62)	(53)	3.08	0.60	24
Ratio Analysis:									
Net Interest Margin	**3.45%**			3.58%			3.80%		
Return on Average Equity	**2.39%**			7.75%			18.34%		
Return on Average Assets	**0.16%**			0.16%			1.53%		
Average Equity to Average Assets	**6.49%**			7.82%			8.34%		
Dividend Payout to Net Earnings	**205.76%**			64.85%			27.14%		
Financial Data on an Operating Income Basis (excludes Merger and Restructuring Charges):									
Noninterest Expense	**$ 437**	**$ 83**	**23**	$ 354	$ 31	10	$ 323	$ 28	9
Net Income	**23**	**(78)**	**(77)**	101	(53)	(34)	154	17	12
Diluted Earnings	**0.46**	**(1.54)**	**(77)**	2.00	(1.14)	(36)	3.14	0.37	13
Return on Average Equity	**2.39%**			10.59%			18.68%		
Return on Average Assets	**0.16%**			0.83%			1.56%		
Efficiency Ratio	**62.51%**			55.07%			52.97%		
Efficiency Ratio (excluding charges related to aircraft)	**59.07%**			55.07%			52.97%		

The lower net income and financial performance ratios for 2001 and 2000 as compared to 1999 were principally the result of two factors. First, earnings were affected by adverse economic conditions as well as the negative impact the September 11 events had on the airline industry. During the second half of 2001, Provident recorded additional credit costs and other expenses of $81 million related to the events of September 11 of which $66 million were for secured commercial airline loans and leases and $15 million were for other industry loans and leases. In light of Provident's analyses of the lending portfolio and changes in asset quality indicators, as reflected by higher charge-offs, declining credit quality ratios and the uncertain economic environment, Provident increased its loan loss reserve ratio from 1.34% to 1.70% during 2000 and to 2.29% during 2001.

A second reason for lower earnings in 2001 and 2000 was management's decision to change the structure of its securitizations to secured financings, eliminating the use of gain-on-sale accounting. The switch to secured financing structures, which was made during the third quarter of 2000, does not affect the total profit Provident will recognize over the life of a loan, but rather impacts the timing of income recognition. Secured financing transactions, on a comparative basis, cause reported earnings from securitized loans to be lower in the initial periods and higher in later periods, as interest is earned on the loans. Gains recognized from securitization transactions were $0, $44 million and $96 million during 2001, 2000 and 1999, respectively.

Provident experienced revenue growth despite the absence of gains on sale of loans and leases during 2001 and the second half of 2000. Revenue (net interest income plus noninterest income) increased 9% during 2001 over 2000 and 5% during 2000 over 1999. Net interest income increased $85 million, or 22%, for 2001 compared to 2000, after increasing $51 million, or 15%, in 2000 compared to 1999. Higher net interest income was primarily the result of loans remaining on the balance sheet, rather than being sold through securitization transactions, and strong loan growth during 2000. Noninterest income decreased $28 million in 2001 and $18 million in 2000. However, excluding gains on securitization transactions, noninterest income increased $16 million and $34 million during 2001 and 2000, respectively.

Provident's efficiency ratio, on an operating basis and excluding the charges related to aircraft, for 2001, 2000 and 1999 was 59.07%, 55.07% and 52.97%, respectively. The absence of gains on sale of loans and leases was primarily responsible for the higher efficiency ratio during 2001 and 2000. Total noninterest expense, on an operating basis, was $437 million, $354 million and $323 million for 2001, 2000 and 1999, respectively. The increase in noninterest expense during 2001 was primarily the result of the acquisition of Red Capital Group, additional investments within existing businesses where growth opportunities exist, and the write-down of aircraft associated with commercial airline loans and leases.

Provident incurred unusual and significant expenses during 2000 and 1999. During 2000, merger and restructuring charges of $39.3 million were expensed in connection with the acquisition of Fidelity Financial of Ohio and other post-merger business line restructurings. During 1999, Fidelity Financial had taken merger charges of $4.2 million related to their acquisition of Glenway Financial Corporation.

Total assets at December 31, 2001, 2000 and 1999 were $15.6 billion, $13.9 billion and $10.5 billion, respectively. Total loans and leases increased to $10.5 billion in 2001 compared to $9.1 billion in 2000 and $7.0 billion in 1999. The growth for 2001 was primarily the result of the decision to hold loans and leases originated during the first half of 2001 on the balance sheet. Credit quality ratios weakened during 2001 and 2000 as compared to 1999. The ratio of nonperforming assets to total assets was 1.26%, .76% and .56% as of December 31, 2001, 2000 and 1999, respectively. As a result of this and other asset quality indicators, Provident increased the ratio of reserve for loan and lease losses to total loans and leases to 2.29% and 1.70% as of December 31, 2001 and 2000, respectively, compared to 1.34% at December 31, 1999.

Total deposits for 2001, 2000 and 1999 were $8.9 billion, $8.8 billion and $7.2 billion, respectively. During 2001, retail deposits increased 16% to $5.6 billion at December 31, 2001 from $4.8 billion at December 31, 2000. Offsetting this increase were securitization trust deposits held as credit enhancements being released.

Franz Elizabeth G, Franz Peter Douglas, Frazier Monica Marie, Frear Sarah M, Freay Matthew L, Freeman Chauntel Rae, Freeman M Darlene, Freeman Mary Lee, Freischler Sharon, French Rosemary F, Freudiger Amy M, Fridley Mona Sue, Friedman David M, Fritsch Monica Ann, Frohlich Todd P, Frommel Melissa J, Frommeyer Regina Joy, Frost Sabrina Lynn, Fruhling Lee Mccarty, *Fulford George Harold*, Fuller Barry A, Fuller Tina L, Fultz Kimberly R, Fussell Bonnie C, Futrell Margaret J, Futrell Patricia D, Futscher Donna J, Futscher Patrick R, Fykes Angela R, Gabbard Stephen C, Gadson Sidney Jean, Gagliardi Sabrina Ann, Gaither Joyce Lynn, Galbraith Katie E, Gales Nichole Patrice, Gallagher III Regis A, Gallagher Timothy M, Gallanis David W, Gallant Wilfrid, Gallenstein Lois C, Gallo Louise F, Gambrell Darren P, Gambrell Heather Louise, Gambrell Rebecca Dawn, Gans Thomas G, Garamella Joseph, Garcia Alena Tubens, Garcia Clara Yvette, Garcia Mandy S, Garcia Zamaris M, Gardiner Robert Daniel, Gardner Debra Kay, Gardner Kenneth W, Gardner Sherry Lynn, Garner Annie, Garner Isaiah A, Garnett III William J, Garrett Dolly L, Garrett Kevin James, Garrett Mary Kathleen, Garrison Debra, Gary Amy Elizabeth, Gasaway Lourdes R

Shareholders' equity at December 31, 2001, 2000 and 1999 were $893 million, $991 million and $926 million, respectively. The decrease in shareholders' equity during 2001 was primarily the result of the adoption of the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" and dividends exceeding net income.

BUSINESS LINES

The following table summarizes net operating income by major lines of business for the past three years:

				Percentage Increase (Decrease)	
(Dollars in Millions)	**2001**	2000	1999	'01/'00	'00/'99
Commercial Banking	$ –	$ 60.8	$ 69.8	(100)%	(13)%
Retail Banking	**29.5**	37.0	44.2	(20)	(16)
Mortgage Banking	**(6.2)**	2.7	39.7	(330)	(93)
Corporate Center	–	.1	–	(100)	–
	$ 23.3	$ 100.6	$ 153.7	(77)%	(35)%

Key components of the management reporting process follow:

- Risk-Based Equity Allocations: Provident uses a comprehensive approach for measuring risk and making risk-based equity allocations. Risk measurements are applied to credit, operational and other corporate-level risks.
- Transfer Pricing: Provident utilizes a matched funded transfer pricing methodology that isolates the business units from fluctuations in interest rates, and provides management with the ability to measure business unit, product and customer level profitability based on the financial characteristics of the products rather than the level of interest rates.
- Provision for Loan and Lease Losses: Business lines are charged for provision based upon its level of net charge-offs and the size of its loan/lease portfolio.
- Cost Allocations: Provident applies a detailed approach to allocating costs at the business unit, product and customer levels. Allocations are generally based on volume/activity and are reviewed and updated regularly.
- "Corporate Center": Corporate Center includes revenue and expenses not allocated to the primary business lines, gain/loss on the sale of investment securities, and any non-recurring business revenues and expenses.

Business line descriptions and fluctuation analyses follow:

- Commercial Banking is a provider of credit products and cash management services to commercial customers. The group includes Commercial Lending, serving middle market clients in the Midwest; Provident Capital Corp., a national financier of business expansions, re-capitalizations, and provider of asset-based lending services; Commercial Mortgage, a provider of construction and permanent mortgage financing; Capstone Realty Advisors, a commercial real estate servicing and origination business, Information Leasing Corporation, a national small to mid-ticket equipment leasing company; Provident Commercial Group, a national lessor of large equipment; and Red Capital Group, a financier and loan servicer of multifamily and health-care facilities.

Gatts Janet L
Gauche Jennifer
Gaull Russell Eugene
Gausmann III Clifford W
Gavin Shawn
Gay Gail S
Gay Harold Alphonso
Gealy Candace L
Gegato Melissa Ann
Gehm Joan M
Geis Mary Jane
Geis Stephen Edward
Genersich Peter S
Gentry Angela M
Genzo Lise M
George Joyce W
Georgostathis Constance
Gerhardt Diane M
Gertie James L
Geselbracht Jerome A
Gesting Daniel Charles
Getter Kristina C
Gettmann D Keith
Gettys John Wesley
Getz Barbara L
Getzendanner Melissa R
Geyer Olivia Marie
Ghani Faris
Gibbons Gregory Jay
Gibson Angela L
Gibson Beulah H
Gibson Jacob Andrew
Gibson Michael
Gibson Patrick P
Gibson Shannon L
Gieske Karla A
Gilb Christine M
Gilb Rose A
Gilbert Samara Kia
Gilbert Terise
Gildea Kelly A
Giles Raquel Y
Gilkison Julie Kay
Gill Michelle
Gillaugh Christopher Michael
Gillespie April J
Gillum Christopher M
Gillum Lisa F
Gilmore Douglas
Gims Robert
Ginn Debra Sue
Girty Diane Ruth
Girvalo Lynn M
Gist Crystal Lynn
Givens Nikki Genine
Gladden Jamison L
Glancy Stephanie Lynn
Glasmeier Vicki Sue
Gleason Danny Lawrence
Gleckler Martha M
Gleis' Nickum Choral
Glover Margie L
Goans Karen Ann

Driven primarily by the acquisition of approximately $500 million of equipment leases during the second quarter of 2001 by Information Leasing, and a continued focus on mortgage lending through both Red Capital and the Commercial Mortgage business units, average loan balances increased 20% and total revenues were up 19% in 2001 compared to 2000. However, net operating income for 2001 failed to keep pace with the asset and revenue growth. Net operating income declined for 2001 as increased operating revenues were offset by credit deterioration.

Positive strides made during the first half of 2001 were minimized in the second half by the economic slow down. The economic weakening, which surfaced early credit issues, was accentuated by the impact of the events of September 11. The majority of the drop in income was related to credit write-offs and residual impairments from loans and leases to the commercial airline industry. In addition, net operating income was reduced as a result of a higher level of loan loss reserve to total loans and the change in securitization structures which eliminated gain-on-sale accounting.

Capstone Realty Advisors and Red Capital Group continued to expand and made significant contributions to revenue growth in 2001. The favorable interest rate environment during the year provided for an increase in demand for their services. Both Capstone and Red Capital provide a platform to generate fee income from originating, selling and servicing mortgage loans which improves Provident's balance between interest spread and fee-based revenues.

- Retail Banking provides consumer lending, deposit accounts, trust, brokerage and investment products and services to its customers. This business line includes Small Business Banking, Consumer Lending, Consumer Banking and Provident Financial Advisors business units. Net operating income decreased by $7.5 million and $7.1 million for 2001 and 2000, respectively. The decrease in net operating income for both years was related primarily to higher loan loss provision and lower gain on sale of loans revenue. Retail Banking incurred a higher provision due to on-balance sheet loan growth and a higher level of loan loss reserves. Total loans and leases for Retail Banking increased by 36% during 2001 and 48% during 2000 primarily as a result of securitized loans and leases now remaining on the balance sheet and an emphasis toward originating prime home equity loans. The third quarter of 2000 decision to change the structure of securitizations to secured financings resulted in the elimination of gain-on-sale accounting. Retail Banking had recognized gains of $4.2 million and $9.8 million during 2000 and 1999, respectively.

  Retail Banking has experienced strong growth in deposits during both 2001 and 2000. Retail deposits grew by 16% during 2001 and 12% during 2000. Significant deposit growth during 2001 came from the Ohio financial centers and internet banking products. Major components of deposit growth during 2000 resulted from internet deposit gathering initiatives and increased deposits at the Florida financial centers. Provident plans to continue to enhance its distribution of products and services via internet banking, ATM machines and the TeleBank customer service call center.

- Mortgage Banking originates and services conforming and nonconforming residential loans to consumers and provides short-term financing to mortgage originators and brokers. The net operating loss for 2001 was $6.2 million as compared to net operating income of $2.7 million for 2000. The loss for 2001 was driven by the decision to change the structure of securitizations resulting in the elimination of gain-on-sale accounting. This decision resulted in no gain on sale of securitized loans being recognized during 2001 as compared to pre-tax gains of $30.3 million being recognized during 2000. Partially offsetting the lack of gain on sales was an increase in net interest income as loans originated during the first half of 2001 remained on the balance sheet.

Goderre Megan M
Godino Anthony R
Goeke Julie Ann
Goerner Teresa Ann
Goerz Kimberly K
Golden Sharon Kay
Goldschmidt Patricia Anne
Goode Kathy Vorona
Goodman Courtney Marie
Goodman David L
Goodridge Michael Eugene
Goodwin Vickie Lynn
Gordon Teresa Lynn
Goshade Selena D
Goshe Linda S
Gossett Deanna Cher
Goudy Cheryl Dianne
Gourley Gerry Lynn
Grace Kimley Ann
Grachek Eva Marie
Grafmiller Ryan E
Graham Rhonda L
Grahek Jeff Todd
Graman Marie
Gramlich Sr Christopher J
Granger Kelly A
Grant Jana Lynn
Grant Ruth Ann
Grau Janette M
Graves David A
Graves Judy Kay
Graves Kimberly
Gravino Richard Ronald
Gray Jr Roger L
Gray Brandon J
Gray Evelyn Margaret
Green C Tony
Green Desiree
Green Jennifer J
Green R Marie
Green Tammy Mae
Greenberg James L
Greene Carole Jean
Greene D Edward
Greene Kathleen
Greene Scott A
Gresham Cynthia V
Gribble Christopher B
Grice Jon Douglas
Grider Rebecca J
Griffin David L
Griffith Cheryl
Griffith John W
Grisby Rosalynn Danielle
Groat Paige P
Groger Kevin Donald
Groh William M
Grone Norma Luella
Gronefeld James Lee
Groomes Ora Estelle
Gross Michael C
Grosser Jill Marie
Grote Brian James

Mortgage Banking is transitioning their business plan and implementing strategic initiatives to reduce the business' risk profile. Nonconforming loan originations have been sold on a whole-loan basis to investors, with servicing retained. During 2001, Mortgage Banking entered into an alliance with Home 1-2-3, a Florida corporation which generates qualified leads for home mortgage loans on a nationwide basis and sells them to lenders. Home 1-2-3 will create immediate value for Mortgage Banking through lead generation of loans, and long-term value by entry into the full-product line of the retail mortgage market.

Net operating income for 2000 was $2.7 million, as compared to $39.7 million for 1999. The lower operating income for 2000 was driven by the decision to change the structure of securitizations resulting in the elimination of gain-on-sale accounting for the second half of 2000. As loans remained on the balance sheet, additional provision for loan losses was incurred. Provision for 2000 was $29.3 million, compared to $3.9 million in 1999.

DETAILED INCOME ANALYSIS

Net Interest Income

Net interest income equals the difference between interest earned on loans, leases and investments and interest incurred on deposits and other borrowed funds. Net interest income is affected by changes in both interest rates and the amounts of interest earning assets and interest bearing liabilities outstanding.

Net interest income represents the principal source of income for Provident. In 2001, 2000 and 1999, net interest income on a taxable equivalent basis was $473.0 million, $388.1 million and $336.6 million, respectively, which represented 68%, 60% and 55%, respectively, of revenue (net interest income plus noninterest income). The ratio increased in 2001 and 2000 as a result of Provident's decision to change the structure of its securitization activity from loan sales to secured financings beginning in the third quarter of 2000. Accordingly, loans and leases now remain on the balance sheet resulting in the recognition of interest income, rather than the recognition of gains on the sale of loans and leases.

Net interest margin represents net interest income as a percentage of total interest earning assets. The net interest margin was 3.45%, 3.58% and 3.80% for 2001, 2000 and 1999, respectively.

The following table provides an analysis of net interest income and illustrates the interest income earned and interest expense charged for each major component of interest earning assets and interest bearing liabilities. The net interest spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. For comparative purposes, the table has been adjusted to reflect tax-exempt income on a fully taxable equivalent basis assuming an income tax rate of 35%.

	Year Ended December 31,								
	2001			2000			1999		
(Dollars in Millions)	Average Balance	Income/ Expense	Avg. Rate	Average Balance	Income/ Expense	Avg. Rate	Average Balance	Income/ Expense	Avg. Rate
Assets									
Interest Earning Assets:									
Loans/Leases:									
Corporate Lending:									
Commercial	$ 4,655	$ 352.4	7.57%	$ 4,345	$ 411.4	9.47%	$ 3,578	$ 311.6	8.71%
Mortgage	618	52.3	8.46	587	53.8	9.17	538	45.9	8.54
Construction	816	57.4	7.04	681	61.6	9.04	498	40.6	8.15
Lease Financing	1,020	107.6	10.55	406	48.7	12.00	289	28.6	9.92
Consumer Lending:									
Installment	774	74.5	9.63	515	58.0	11.25	590	59.9	10.17
Residential	1,008	111.2	11.03	388	43.1	11.13	898	77.9	8.68
Lease Financing	1,233	122.4	9.93	641	62.3	9.72	626	51.6	8.24
Total Loans/Leases	10,124	877.8	8.67	7,563	738.9	9.77	7,017	616.1	8.78
Investment Securities	3,200	208.4	6.51	3,217	227.8	7.08	1,755	110.0	6.26
Federal Funds Sold and Reverse Repurchase Agreements	92	4.2	4.59	23	1.5	6.51	24	1.3	5.46
Other Short-Term Investments	297	16.8	5.66	30	2.8	9.28	62	3.3	5.35
Total Earning Assets	13,713	1,107.2	8.07%	10,833	971.0	8.96%	8,858	730.7	8.25%
Cash and Noninterest Bearing Deposits	255			241			244		
Other Assets	1,057			1,071			768		
Total Assets	$ 15,025			$12,145			$ 9,870		
Liabilities and Shareholders' Equity									
Interest Bearing Liabilities:									
Deposits:									
Demand Deposits	$ 482	12.1	2.51%	$ 370	9.9	2.68%	$ 371	7.3	1.98%
Savings Deposits	1,548	56.5	3.65	1,379	68.5	4.97	1,335	51.7	3.88
Time Deposits	5,828	317.8	5.45	4,838	301.9	6.24	3,923	209.7	5.35
Total Deposits	7,858	386.4	4.92	6,587	380.3	5.77	5,629	268.7	4.78
Short-Term Debt:									
Federal Funds Purchased and Repurchase Agreements	1,153	46.8	4.06	1,161	71.1	6.13	981	49.5	5.04
Commercial Paper	229	9.0	3.92	203	12.3	6.04	210	10.2	4.87
Short-Term Notes Payable	46	4.0	8.85	47	3.4	7.12	1	.1	4.83
Total Short-Term Debt	1,428	59.8	4.19	1,411	86.8	6.15	1,192	59.8	5.01
Long-Term Debt	2,693	157.4	5.84	1,500	95.8	6.39	924	52.4	5.67
Junior Subordinated Debentures	422	30.6	7.24	235	20.0	8.53	161	13.2	8.20
Total Interest Bearing Liabilities	12,401	634.2	5.11%	9,733	582.9	5.99%	7,906	394.1	4.99%
Noninterest Bearing Deposits	1,220			1,215			869		
Other Liabilities	429			247			272		
Shareholders' Equity	975			950			823		
Total Liabilities and Shareholders' Equity	$ 15,025			$ 12,145			$ 9,870		
Net Interest Income		$ 473.0			$ 388.1			$ 336.6	
Net Interest Margin			3.45%			3.58%			3.80%
Net Interest Spread			2.96%			2.97%			3.26%

The following table shows the changes in net interest income on a tax equivalent basis resulting from changes in volume and changes in rates. Changes not solely due to volume or rate have been allocated proportionately.

	Year Ended December 31,			
	2001 Changes from 2000 Due to		2000 Changes from 1999 Due to	
(In Thousands)	Volume	Rate	Volume	Rate
Interest Earned On:				
Loans and Leases:				
Corporate Lending:				
Commercial	$ 27,822	$ (86,848)	$ 70,922	$ 28,883
Mortgage	2,757	(4,314)	4,384	3,521
Construction	10,925	(15,040)	16,113	4,802
Lease Financing	65,432	(6,547)	13,238	6,844
Consumer Lending:				
Installment	25,877	(9,329)	(7,978)	6,030
Residential	68,478	(396)	(52,682)	17,895
Lease Financing	58,729	1,360	1,261	9,448
Net Loans and Leases	260,020	(121,114)	45,258	77,423
Investment Securities	(1,171)	(18,182)	101,865	15,940
Federal Funds Sold and Reverse Repurchase Agreements	3,309	(554)	(49)	240
Short-Term Investments	15,514	(1,514)	(2,170)	1,697
Total	277,672	(141,364)	144,904	95,300
Interest Paid On:				
Demand Deposits	2,837	(663)	(7)	2,594
Savings Deposits	7,691	(19,728)	1,764	15,014
Time Deposits	56,971	(41,079)	53,677	38,498
Total Deposits	67,499	(61,470)	55,434	56,106
Short-Term Debt:				
Federal Funds Purchased and Repurchase Agreements	(519)	(23,826)	10,003	11,681
Commercial Paper	1,392	(4,708)	(314)	2,398
Short-Term Notes Payable	(115)	794	3,252	48
Total Short-Term Debt	758	(27,740)	12,941	14,127
Long-Term Debt	70,377	(8,814)	36,089	7,396
Junior Subordinated Debentures	13,944	(3,426)	6,278	555
Total	152,578	(101,450)	110,742	78,184
Net Interest Income	$ 125,094	$ (39,914)	$ 34,162	$ 17,116

Noninterest Income

The following table details the components of noninterest income and their change since 1999:

(Dollars in Thousands)	2001	2000	1999	Percentage Increase (Decrease) '01/'00	'00/'99
Service Charges on Deposit Accounts	$ **39,924**	$ 35,138	$ 32,724	14%	7%
Loan Servicing Fees	**43,146**	50,335	29,362	(14)	71
Other Service Charges and Fees	**57,554**	53,205	41,316	8	29
Leasing Income	**43,888**	42,269	40,902	4	3
Warrant Gains	**412**	7,500	9,147	(95)	(18)
Security Gains	**-**	155	71	(100)	118
Other	**35,144**	20,661	20,273	70	2
Noninterest Income Before Gain on Sale of Loans and Leases	**220,068**	209,263	173,795	5	20
Gain on Sale of Loans and Leases:					
Non-Cash	**-**	34,447	83,055	(100)	(59)
Cash	**6,311**	10,452	15,814	(40)	(34)
Total Noninterest Income	$ **226,379**	$254,162	$272,664	(11)%	(7)%

Noninterest income before gain on sale of loans and leases increased $10.8 million (5%) during 2001 and $35.5 million (20%) during 2000. Explanations for significant changes in noninterest income by category follow:

- Service Charges on Deposit Accounts: Service charges on deposit accounts increased in 2001 primarily as a result of *pricing and volume increases on corporate and consumer* deposit accounts and higher ATM interchange fees. The increase in 2000 was due primarily to pricing and volume increases on corporate and personal deposit accounts, combined with higher ATM fees from the increased number of ATMs. Since December 31, 1998, an additional 134 ATMs have been placed into service bringing the total number of Provident ATMs to 471.
- Loan Servicing Fees: Loan servicing fees decreased during 2001 due primarily to decreases in servicing portfolios for residential mortgages and auto leasing, which more than offset an increase from Red Capital Group, a financing and loan servicer for multifamily and health-care facilities, which was acquired in September of 2000. The increased revenue in 2000 was primarily from increases in the residential mortgage and auto leasing areas.
- Other Service Charges and Fees: Other service charges and *fees increased during 2001 due primarily to loan origina*tion and other fee income generated by Red Capital Group. Credit card fees and fee income from Red Capital Group were the primary reasons for the increase in revenue during 2000.
- Leasing Income: Leasing income increased during 2001 *primarily as a result of increases in revenues from auto* securitization transactions and the growth of Provident Commercial Group, a national lessor of large equipment. The increase during 2000 was due primarily to the growth of Provident Commercial Group.
- Warrant Gains: Provident's Commercial Banking business line from time to time acquires equity warrants as a part of the lending fee structure established with customers. Warrant gains decreased $7.1 million in 2001 and $1.6 million in 2000.
- Other: The increase in other income during 2001 was due primarily to increases in miscellaneous fees earned by Red Capital Group, income from equity investments and income from trading account activity. Other income remained stable during 2000 as an increase in income from investments in partnerships offset a decrease in gains recognized on the sale of equipment lease residuals.

Healy Patrick John
Heaney Donald C
Hearn Virginia
Heath Chelsea S
Heath Joseph Francis
Heath Shawn Andre
Heck Karla A
Heck Myra Margaret
Heckart Victoria Ann
Hedstrom Jeff E
Heggem Mark F
Hehman Mary
Hehman Tracy Ann
Heidotting Erik Michael
Heil Michael A
Heile William
Hein Jennifer Lynn
Heinrich Lauri B
Helbling Barbara Jean
Held Cindy Kaye
Held Corey
Heldman Lynne Susan
Helligrath Lou Charles
Hellmann Steven Robert
Helms Jeanne Louise
Hemmerick Stephanie
Hendershot Travell L
Henderson Leslie
Henderson Thomas Avery
Hendricks Donna M
Hendricks Robert Arthur
Henke Robert D
Henley Terry Edward
Henn Donald J
Henning Alan Richard
Henry Leslie M
Hensler Kristin Poskonka
Hensley Diane M
Hensley Nancy Ellen
Henson Norma Jean
Hentz Terri M
Heon Valerie A
Herald Darrel D
Herbe Krista R
Hericks Sally A
Herren Vicki Lynn
Herrick Kade Brandon
Herring Kemonti Fitzgerald
Hertz William Joseph
Hess Diane Marie
Hess Jacqueline Sue
Hesse Shelene Natasha
Heuser Heidi
Heywood Kathleen Ann
Hicks Laquita R
Higgins Christine
Higgins Jane Ellen
Higgins Mary Ann Groll
Hill Jr Alfred
Hill Julie
Hill Lauren Jean
Hill Rhonda
Hill Roberta Jeanne

- Gain on Sales of Loans and Leases: Gain on sale of loans and leases decreased $38.6 million and $54.0 million in 2001 and 2000, respectively. The decreases in both years were the result of the third quarter of 2000 decision to change the structure of securitizations resulting in the elimination of gain-on-sale accounting. The following table provides detail of the gain on sales recognized during the past three years.

(In Thousands)	**2001**	2000	1999
Non-Cash Gains -- Loan and Lease Sales:			
Nonconforming Residential Loan Securitizations	**$ -**	$ 30,291	$ 73,304
Prime Consumer Home Equity Securitizations	**-**	4,156	5,758
Credit Card Loan Securitizations	**-**	-	3,993
	-	34,447	83,055
Cash Gains -- Loan and Lease Sales:			
Equipment Lease Securitizations	**-**	9,083	13,164
Nonconforming Residential Whole Loan Sales	**3,177**	-	174
Conforming Residential Whole Loan Sales	**1,544**	729	1,911
Other Loan Sales	**1,590**	640	565
	6,311	10,452	15,814
	$ 6,311	$ 44,899	$ 98,869

A detailed discussion of the various securitizations of loans and leases is provided under the "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset Securitization Activity" and in Note 16 included in "Notes to Consolidated Financial Statements".

Noninterest Expense

The following table details the components of noninterest expense and their change since 1999:

				Percentage Increase (Decrease)	
(Dollars in Thousands)	**2001**	2000	1999	'01/'00	'00/'99
Salaries, Wages and Benefits	**$ 201,715**	$172,903	$153,397	17%	13%
Charges and Fees	**34,024**	23,280	15,679	46	49
Occupancy	**22,605**	20,631	18,951	10	9
Leasing Expense	**52,548**	26,636	23,076	97	15
Equipment Expense	**25,234**	26,045	24,614	(3)	6
Professional Fees	**24,507**	21,735	20,163	13	8
Other	**76,665**	62,379	66,910	23	(7)
Noninterest Expense Before Significant and Unusual Items	**437,298**	353,609	322,790	24	10
Merger and Restructuring Charges	**-**	39,300	4,200	(100)	836
Total Noninterest Expense	**$ 437,298**	$392,909	$326,990	11%	20%

Hill Susan
Hill Teresa A
Hill Timothy Alan
Hillard Yolanda Lynn
Hils Mary
Hilson Sheena Ni'cole
Hilvert Elaine H
Hinga Jr William T
Hinton Lee S
Hirsch David
Hirt Dennis L
Hitt Nicole L
Hitzel David A
Hixon Sabrina
Ho Jean Marie
Hobler Ross A
Hockenberry Camille UA
Hodge Gary L
Hodge Kesse F
Hodge Ralph J
Hodges Melinda Kaye
Hoehn David Christopher
Hoehn Mark J
Hoerst Catherine P
Hoerst Kerry K
Hoferer Dawn R
Hofmann Jennifer M
Hogan Monisha D
Hogg Charlene
Hogg Nada
Hohn Sharon Ann
Hojnacki James Michael
Holbrook Steven J
Holdeman Benjamin G
Holland Patricia A
Holley Janis
Hollingsworth Jennifer L
Hollon Shawn Wayne
Holloway David Raymond
Holloway Robert W
Holmberg Becky E
Holmes Jeanine Marie
Holmes Sandra S
Holscher David
Holston Shannan Renee
Holt Karen Davis
Hon Brandon
Hood Linda M
Hoog Jenny Jo
Hopkins David Max
Hopkins Earl
Horn Nancy Louise
Hornback Darrell S
Horner Randall W
Hornschemeier Casey Ann
Horton Chantay Marie
Horton Eric Brandon
Horton Jacqueline T
Horton Joe G
Horton Joyce Darlene
Hoskins Teresa A
Hough Mary Catherine
Houghton Daniel R

Noninterest expense before significant and unusual items increased $83.7 million (24%) and $30.8 million (10%) during 2001 and 2000, respectively. Components of noninterest expense, along with an explanation as to their fluctuations, follow:

- Salaries, Wages and Benefits: Compensation increased in 2001 due to increased commissions and staffing expenses associated with growth in the Commercial Banking business line, primarily Red Capital Group. The increase in 2000 was due primarily to newly acquired businesses (Red Capital Group and Capstone Realty) within the Commercial Banking business line.
- Charges and Fees: Charges and fees increased in 2001 due primarily to expenses related to credit risk transfer transactions. Details concerning these transactions are provided in Note 18 included in "Notes to Consolidated Financial Statements". Increased amortization expense of goodwill associated with the acquisitions of OHSL Financial Corp., Capstone Realty Advisors and Red Capital Group, was the primary reason for the increase in charges and fees during 2000.
- Occupancy: An increase in rent expense, reflecting the geographic expansion of Commercial Banking in both 2001 and 2000, was the primary reason for higher occupancy expense.
- Leasing Expense: The increase during 2001 is attributable to a $20 million write-down in residual values related to aircraft leases. The deterioration in residual values of aircraft is the result of the terrorist actions of September 11 and its financial impact on the airline industry. The growth of Provident Commercial Group was the primary reason for the increase in expense during 2000. Provident mitigates its exposure to losses on the sale of autos at the termination of their lease agreements by acquiring residual insurance coverage
- Equipment Expense: Equipment expense decreased slightly in 2001 due primarily to reductions in maintenance and equipment rental expenses. During 2000, equipment expense increased due to higher depreciation expense combined with higher maintenance charges.
- Professional Fees: Professional fees increased in 2001 due primarily to legal, consulting and other professional fees related to loan collections. The increase during 2000 was a result of higher legal fees, primarily associated with the origination and collection of loans, and other miscellaneous professional fees.
- Other: Larger expenses included within other noninterest expense include marketing ($9.2 million in 2001 and 1999 and $9.1 million in 2000), travel ($9.0 million, $8.2 million and $7.6 million in 2001, 2000 and 1999, respectively), franchise taxes ($8.5 million, $8.1 million and $8.8 million in 2001, 2000 and 1999, respectively), and the write-down in value of repossessed aircraft ($4.0 million in 2001).
- Merger and Restructuring Charges: In connection with Provident's acquisition of Fidelity Financial of Ohio, Inc., direct-merger related and other post-merger business line restructuring charges of $39.3 million were recorded during the first quarter of 2000. Merger and restructuring charges of $4.2 million were recorded during the first quarter of 1999 for Fidelity Financial's acquisition of Glenway Financial Corporation.

FINANCIAL CONDITION ANALYSIS

Short-Term Investments and Investment Securities

As of December 31, 2001 and 2000, federal funds sold and reverse repurchase agreements outstanding were $123.0 million and $83.0 million, respectively. The amount of federal funds sold changes daily as cash is managed to meet reserve requirements and customer needs. After funds have been allocated to meet lending and investment demands, any remainder is placed in overnight federal funds.

As of December 31, 2001 and 2000, Provident held $101.2 million and $41.9, respectively, in trading account securities. Provident trades investment securities with the intention of recognizing short-term profits. These securities were carried at fair value with realized and unrealized gains and losses reported in other noninterest income.

Provident classified $217.9 million and $206.2 million of loans as held for sale at December 31, 2001 and 2000, respectively. At year-end 2001, these loans consisted of $177.9 million of multifamily loans and $40.0 million of nonconforming residential mortgage loans. The multifamily loans are generally insured by either the Federal National

Houston Jacqueline R
Houston Leslie
Houston Paul Tyler
Hoverson Robert L
Howard Corwyn L
Howard Jacqueline A
Howard Jaime Nicole
Howe Lisa M
Howell Torrie
Howlett Angela Faith
Hoyle Emily F
Hubbard Glenn R
Huber Donald Lawrence
Huddilston Kelly Renea
Huddleston Robin N
Hudepohl Erin Elizabeth
Hudson Cheri Monique
Hudson David M
Hudson George T
Hudson Terri Lynn
Huesman Julie Maria
Huff David
Huffman Jr William L
Huffman Judith Morgan
Huffman Ned Gregory
Hughes Patricia S
Hughes Shannon M
Huley-Chapman Charlene
Hull Charles William
Humes Shirley G
Humphries Belinda
Humrick Richard Nicholas
Hunseder Jonathan D
Hunt Jr Charles C
Hurrelbrink Donald Timothy
Huss Suzanne D
Huston Wayne Douglas
Hutchens John
Hutchinson Anna M
Hutchinson Phillip B
Hutson Stanley R
Hutton Lillie Mae
Hyden Lasabra Carol
Hyland Chad M
Hyson James Erie
Hyzdu Susan Marie
Ibold Mary Ellen
Ice Angela M
Ifeakanwa John
Iles Tanya R
Imburgia Kimberly M
Ingram Kristy L
Ingram William G
Irwin Darren M
Irwin-Gist Cynthia
Isaacs Odessa
Isabella Robert J
Isham Erika Elaine
Issa Jennifer G
Ivy Deborah Kay
Jackson Barbara Jo
Jackson Beverly
Jackson Carolyn A

Mortgage Association, the Federal Home Loan Mortgage Corporation or the Federal Housing Administration. These loans are usually outstanding for sixty days or less. Activities related to the multifamily loans held for sale are part of the operations of Red Capital Group. Nonconforming residential mortgage loans are being sold on a whole-loan basis. This is part of an initiative started during 2001 to reduce the risk profile of the Mortgage Banking business line.

Investment securities purchased with the intention of being held for indefinite periods of time are classified as available for sale. These securities totaled $3.6 billion and $3.0 billion as of December 31, 2001 and 2000, respectively. U.S. government agency mortgage-backed securities accounted for the majority of the increase, as funds obtained from debt borrowings and the sale of private mortgage-backed securities and other debt securities were deployed into investment securities with higher credit quality, increased liquidity and an improved interest rate risk profile.

The amortized cost and market value of investment securities available for sale at the dates indicated are summarized in the following table:

	Amortized Cost at December 31,		
(In Thousands)	2001	2000	1999
U.S. Treasury and Federal Agency Debentures	$ 302,912	$ 326,721	$ 240,991
State and Political Subdivisions	3,185	3,317	1,897
Mortgage-Backed Securities	2,700,620	1,938,546	1,470,270
Asset-Backed Securities	-	44,257	104,700
Other Securities	576,874	728,363	369,920
Total Securities	$ 3,583,591	$ 3,041,204	$ 2,187,778

	Market Value at December 31,		
(In Thousands)	2001	2000	1999
U.S. Treasury and Federal Agency Debentures	$ 306,556	$ 325,457	$ 233,148
State and Political Subdivisions	3,199	3,301	1,880
Mortgage-Backed Securities	2,673,174	1,915,602	1,408,567
Asset-Backed Securities	-	42,061	99,753
Other Securities	576,119	727,200	367,689
Total Securities	$ 3,559,048	$ 3,013,621	$ 2,111,037

The following table shows the December 31, 2001 maturities and weighted average yields for investment securities. Yields on equity securities that comprise the fixed rate, due after 10 years classification of other securities have been omitted from the table. A 35% tax rate was used in computing the tax equivalent yield adjustment. The yields shown are calculated based on original cost and effective yields weighted for the scheduled maturity of each security. Mortgage-backed securities are assigned to maturity categories based on their estimated average lives.

	Fixed Rate		Floating Rate	
(Dollars in Thousands)	Amortized Cost	Weighted Average Yield To Maturity	Amortized Cost	Weighted Average Yield On Current Coupon Rates
U.S. Treasury and Federal Agency Debentures:				
Due in one year or less	$ 170,088	5.61%	$ 746	3.36%
Due after 1 through 5 years	132,078	5.08	-	-
Total	$ 302,166	5.38%	$ 746	3.36%
State and Political Subdivisions:				
Due after 5 through 10 years	$ 1,684	5.91%	$ -	-%
Due after 10 years	1,501	7.66	-	-
Total	$ 3,185	6.73%	$ -	-%
Mortgage-Backed Securities:				
Due in one year or less	$ 173,481	7.21%	$ 2,092	2.19%
Due after 1 through 5 years	1,703,940	7.41	74,470	4.14
Due after 5 through 10 years	584,603	6.60	28,810	5.06
Due after 10 years	133,224	7.17	-	-
Total	$ 2,595,248	7.20%	$ 105,372	4.35%
Other Securities:				
Due in one year or less	$ -	-%	$ 50	7.71%
Due after 1 through 5 years	73,170	9.29	162,323	2.93
Due after 5 through 10 years	250	6.75	188,735	3.09
Due after 10 years	140,471	-	11,875	4.35
Total	$ 213,891	9.28%	$ 362,983	3.06%

Jones Donnie Ray, Jones James M, Jones Larry, Jones Linda, Jones Maranda Leigh, Jones Marc A, Jones Nakia Latrice, Jones Shamae Nicole, Jones Tniesha, Jones Wayne George, Joos Heidi M, Joshi Manjiri S, Jung Dorothy, Jung Gina Ann, Kahn David A, Kaler Dolores J, Kallmerten Robert Barth, Kallmeyer Ann-Marie, Kamphake Victoria Lynn, Kamphaus Nancy, Kandel Georgette Lynn, Kane Sandra L, Kappeler Ronald R, Karabatsos Peter, Karageorges Terry S, Karas Dawn Marie, Karda Bruce Alan, Kariuki April Lynn, Katz Barbara L, Kauderer Lee Michael, Kavulic Michele J, Keane James P, Kearns Bryan, Keating Richard John, Keenan Nathan M, Kehrberg Erin M, Keilholz Janice M, Keirns Karen E, Keith Dawn H, Keith Robert, Kelleher Brian Timothy, Keller Ronald T, Keller William J, Kelley Christopher L, Kellogg Patricia, Kelly Daniel P, Kelly Emily Ann, Kelly Kimberly Ann, Kelly Shauna L, Kelly Timothy S, Keltz Bob J, Kemp Enid Rae, Kemper Charlotte Ann, Kenady Daniel Edward, Kendall Kathryn E, Kennedy Eboni Renee, Kennedy Jennifer M, Kennedy Kevin M, Kennedy Tammy Jo, Kenny Kathy Lee, Kern John J, Kerr Andrew, Kerr Julie

Loans and Leases

As of December 31, 2001 and 2000, total on-balance sheet loans and leases were $10.5 billion and $9.1 billion, respectively. Provident had an additional $4.1 billion and $5.8 billion of off-balance sheet loans and leases as of year-end 2001 and 2000, respectively. Due to the third quarter of 2000 decision to structure and account for future securitizations as secured financings rather than loan sales, on-balance sheet loans and leases have increased, while off-balance sheet loans and leases have declined. Also contributing to the higher on-balance sheet loan and lease balance was the purchase of approximately $500 million of equipment leases during the second quarter of 2001. For more information concerning off-balance sheet loans and leases, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset Securitization Activity". Provident does not have a material exposure to foreign, energy or agricultural loans. The following table shows on-balance sheet loans and leases outstanding at period end by type of loan:

	December 31,				
(Dollars in Millions)	**2001**	2000	1999	1998	1997
Dollar:					
Corporate Lending:					
Commercial	**$ 4,540.1**	$ 4,580.2	$ 3,990.9	$ 3,277.9	$ 2,737.1
Mortgage	**640.2**	632.8	576.6	546.5	582.2
Construction	**827.7**	801.2	559.8	450.6	314.4
Lease Financing	**1,188.3**	607.5	391.5	243.7	340.3
Consumer Lending:					
Installment	**913.3**	580.1	476.5	650.1	656.8
Residential	**922.7**	835.5	653.7	710.3	674.6
Lease Financing	**1,463.7**	1,039.6	361.9	423.4	442.8
Total Loans and Leases	**$ 10,496.0**	$ 9,076.9	$ 7,010.9	$ 6,302.5	$ 5,748.2
Percentage:					
Corporate Lending:					
Commercial	**43.3%**	50.4%	56.9%	52.0%	47.6%
Mortgage	**6.1**	7.0	8.2	8.7	10.1
Construction	**7.9**	8.8	8.0	7.1	5.5
Lease Financing	**11.3**	6.7	5.6	3.9	5.9
Consumer Lending:					
Installment	**8.7**	6.4	6.8	10.3	11.4
Residential	**8.8**	9.2	9.3	11.3	11.8
Lease Financing	**13.9**	11.5	5.2	6.7	7.7
Total Loans and Leases	**100.0%**	100.0%	100.0%	100.0%	100.0%

Kersey Kimberly L
Kessel Harry L
Kestel Scott A
Kettler Gregory James
Khan Farah
Khan Sajid
Kidd Ayako
Kidd Beth Ann
Kiefer William Francis
Kiehborth Todd Alan
Kiely John Patrick
Kimble-Walls Marsennia L
Kincaid Cierra Marie
Kindred Janet C
King Beth Ann
King David Stephen
King James Alan
King Joyce F
King Jutta Elisabeth
King Patrice Gayle
King Robert Scott
King Tiffany N
King Todd H
King Warren Griffin
Kinnett Jeffrey Alan
Kinsella Sherry A
Kinsey Brandy M
Kinzler Sheila M
Kirk Kathleen Marie
Kirkland Daniel Aaron
Kirkpatrick Anna R
Kirkpatrick Jon
Kirsch Joseph
Kissee Tina R
Kistler David R
Kittrell Sue E
Kitts Andrew P
Klein Angela Marie
Klein Barry Stewart
Klein Mark Robert
Klein Sylvia Jean
Klems Roger Allen
Klett Ronald A
Kline David B
Kline John Charles
Klopp Kristina S
Klos Paula Kay
Klosterman Todd
Klug Jeffrey
Knapik Carol
Knarr Carolyn Renee
Knecht Robin Kay
Knipfer Jody Lynn
Knosp Mary Ann
Knoth Kera
Knueven Matthew B
Koch Tara Tate
Koch Todd Allen
Koenig Ryan K
Koerner William Richard
Koetting Steve M
Kohler Diane J
Kohlmorgen Patricia Lee

The following table shows the composition of the commercial loan category by industry type at December 31, 2001, including loan amounts on which interest is not being accrued:

(Dollars in Millions)	Amount	Percentage	Amount on Nonaccrual
Manufacturing	$ 825.7	18.2%	$ 14.5
Service Industries	718.3	15.8	21.8
Real Estate Operators / Investment	444.2	9.8	4.9
Finance / Insurance	395.3	8.7	37.2
Retail Trade	353.5	7.8	2.8
Transportation / Utilities (1)	289.8	6.4	9.7
Wholesale Trade	270.6	6.0	2.1
Construction	207.7	4.6	10.6
Automobile Dealers	93.3	2.0	1.4
Other	941.7	20.7	11.7
	$ 4,540.1	100.0%	$ 116.7

(1) Includes $54.1 million of commercial airline industry loans.

At December 31, 2001, Provident had loans and leases of $241 million to the commercial airline industry, including $54 million of commercial loans and $187 million of finance and operating leases. As the tragic events of September 11, 2001 had a significant financial impact upon the airline industry and the value of aircraft, Provident recorded $81 million of credit costs and other expenses of which $66 million were related to secured commercial airline loans and leases.

At December 31, 2001, Provident had approximately $861 million of commercial loans that are shared national credit loans. Generally, shared national credit loans are loans that have a principal balance of at least $20 million and involve three or more supervised financial institutions. In an on-going effort to diversify its portfolio, the shared national credit loans in which Provident participates are distributed across nine industry types, with the largest industry concentration (manufacturing) accounting for approximately 31% of its total shared national credit loans. The average outstanding balance of a shared national credit loan was $4.9 million.

The following table shows the composition of commercial mortgage and construction loans by property type at December 31, 2001:

(Dollars in Millions)	Commercial Mortgage	Commercial Construction	Total	Percentage	Amount on Nonaccrual
Residential Development	$ 118.5	$ 178.9	$ 297.4	20.3%	$ 1.7
Shopping / Retail	84.3	149.1	233.4	15.9	.1
Office / Warehouse	101.9	127.9	229.8	15.6	.2
Apartments	101.5	84.6	186.1	12.7	.7
Land	37.5	39.7	77.2	5.3	.7
Healthcare Facilities	60.9	14.7	75.6	5.1	-
Hotel / Motel / Restaurants	27.5	47.1	74.6	5.1	.1
Industrial Plants	10.7	17.5	28.2	1.9	-
Auto Sales and Service	9.3	.9	10.2	0.7	-
Churches	7.8	2.0	9.8	0.7	-
Other Commercial Properties	80.3	165.3	245.6	16.7	1.1
	$ 640.2	$ 827.7	$ 1,467.9	100.0%	$ 4.6

Kohne Donna, Kolb Beverly Jean, Kolbe Samuel H, Koller Sharon Ann, Kollmeier Dwight L, Komar Frank R, Konkler Lalena, Konrath Rose, Koo Douglas J, Koons Maryellen, Korengel Michele Rene, Korfhagen Nicholas J, Korn Kevin M, Koshmider Margaret E, Kost Barbara, Kotzeva Maria S, Koutrobis John W, Kovach Jean Currie, Krajewski Scott, Kramer Doug E, Kramer Lavonne G, Kramer Nicholas Lawrence, Kreimer Charles C, Kress David A, Krick-Johnson Constance, Krock Susan G, Kroeger Robin, Krummen Christine Marie, Kubik Barbara J, Kuhlman Jeffrey, Kuhn Joseph S, Kuhn Sherry L, Kummerer Kenneth James, Kunk Stephen E, Kunkel Gregory Wayne, Kushniroff Anthony C, Kuznicki Edward, Kuznicki Susan, Laake Robert B, LaBranche Monique Rene, LaBrecque Shannon Marie, Lacefield Mark Alan, Ladrick Michael Richard, Lafkas Robert Charles, Lafler John A, LaGory JoAnn, Lahner Mary, Lais Brian Joseph, Lakes Sheila P, Lallathin Kimberly Sue, Lamb Jamese Marie, Lambert Andrea M, Lambert James Patrick, Lambing Mary Louise, Lammers Jr John Anthony, Lamping Maria Lynn, Land Larry M, Landis Marion C, Landwehr Patricia, Lang Karen Sue, Lange Norman G, Lanham Alicia M, Lanham Lisa R

Commercial and real estate construction loans outstanding at December 31, 2001 are shown in the following table by maturity, based on remaining scheduled repayments of principal:

(In Millions)	Within 1 Year	After 1 but Through 5 Years	After 5 Years	Total
Commercial	$ 1,588.1	$ 2,343.5	$ 608.5	$4,540.1
Commercial Construction	251.1	440.4	136.2	827.7
Residential Construction	-	-	0.9	0.9
Total	$ 1,839.2	$ 2,783.9	$ 745.6	$5,368.7
Loans Due After One Year:				
At predetermined interest rates				$ 641.8
At floating interest rates				2,887.7

The following table shows the composition of the installment loan category by loan type at December 31, 2001:

(Dollars in Millions)	Amount	Percentage
Home Equity	$ 688.8	75.4%
Indirect Installment	141.4	15.5
Direct Installment	63.6	7.0
Other Consumer Loans	19.5	2.1
	$ 913.3	100.0%

Credit Risk Management

Provident provides for credit loss reserves for both its outstandings and unfunded commitments. Discussion and analysis of the reserves as well as the overall credit quality of the off-balance sheet lending portfolio is provided in Note 16 of the "Notes to Consolidated Financial Statements". The following paragraphs provide information concerning its on-balance sheet credit portfolio.

Provident maintains a reserve for loan and lease losses in order to absorb losses from current outstandings and potential usage of unfunded commitments. The reserve is maintained at a level which management considers adequate to absorb loan and lease losses given the conditions at the time. The reserve is increased by the provision for loan and lease losses. Loans and leases deemed uncollectible are charged off and deducted from the reserve while recoveries on loans and leases previously charged off are added back to the reserve.

Unfavorable business conditions and difficulties experienced by the airline industry have caused Provident to take large loan loss provisions during the past two years. Late in the fourth quarter of 2000, Provident placed three large loans, totaling $52 million, on nonaccrual status. Additionally, several large commercial loan charge-offs were recorded at that time. Nonaccrual loans and charge-offs increased during 2001 as the economic climate continued to deteriorate, particularly with regard to the airline industry. During 2001, Provident recorded charge-offs, write-downs and additional provision of $66 million on commercial airline loans and leases. Another $15 million of provision was recorded within industries other than commercial airlines that was related to September 11. Based on Provident's analyses of the lending portfolio, deterioration of asset quality indicators as well as the uncertain economic environment, Provident recorded additional provision to raise its loan loss reserve to total loans ratio to 2.29% during 2001.

Lansaw James L
Lanter Kevin Patrick
Lanter Stephanie Marie
Larkin Tirrell D
LaRochelle Debra J
Larrison Jacqueline J
Lasita Bonita Marie
Latham Starlett
Lattire Kelli Ann
Lauer William H
Laufenberg Scott Michael
Laverty Jennifer M
Lawrence Eileen
Lawrence Jeffrey J
Lawrence Shanon M
Lawson Christopher R
Lawson Evelyn J
Lawson Stephanie R
Lawson Timothy Joseph
Layne Edith Marie
Leary William Shawn
Lederer Lori Dannette
Lee Amy P
Lee Daniel Patrick
Lee Henry K
Lee Jacqueline G
Lee Phyllis E
Lee Renee
Lee Rodney
Leedy Stefanie A
Leeth Jeff N
Leichman Ronald S
Leigh Brent M
Leistner Melanie A
Leistner Michael W
Leliaert Tracy Jo
Lemaster Jane Louise
Lemen Margaret J
Lemker Gregory James
Lenhart Shawn M
Lenihan Jason Edgar
Leon Mary L
Lester Lesley Melinda
Letton Lillian
Leugers Paula
Lewinski Daniel J
Lewis III James Millard
Lewis Chala E
Lewis Phyllis Carol
Lewis Regina
Lewis Renei Riffe
Lewis Sandra L
Licata Charles Emilio
Lichtenberger Carol M
Liegibel Donna Lynn
Lierman Melissa
Lierman Tara P
Lieungh Marla L
Lighthall Melissa A
Ligon Anthony D
Lilley Cathy Jo
Lilze Donna J
Lincoln Robin Marie

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table shows selected information relating to Provident's reserve for loan and lease losses:

(In Thousands)	2001	2000	1999	1998	1997
	December 31,				
Reserve for Loan and Lease Losses at Beginning of Period	$ 154,300	$ 94,045	$ 78,867	$ 74,615	$ 68,961
Provision Charged to Expense	225,748	131,281	48,417	31,597	45,119
Acquired Reserves	10,003	2,377	1,263	-	1,814
Loans and Leases Charged Off:					
Corporate Lending:					
Commercial	105,711	63,497	25,145	14,403	17,286
Mortgage	844	96	247	3	1,505
Construction	-	-	-	-	-
Lease Financing	26,622	2,892	6,736	5,173	1,367
Consumer Lending:					
Installment	7,557	7,535	10,159	12,856	24,065
Residential	14,846	8,022	759	900	1,175
Lease Financing	10,464	5,136	4,244	3,855	6,009
Total Charge-Offs	166,044	87,178	47,290	37,190	51,407
Recoveries:					
Corporate Lending:					
Commercial	2,675	3,406	2,742	836	1,055
Mortgage	8	20	42	1,344	915
Construction	-	-	-	-	-
Lease Financing	3,068	1,290	3,102	226	306
Consumer Lending:					
Installment	4,990	5,282	4,523	5,901	5,766
Residential	1,316	127	266	190	177
Lease Financing	4,589	3,650	2,113	1,348	1,909
Total Recoveries	16,646	13,775	12,788	9,845	10,128
Net Loans and Leases Charged Off	149,398	73,403	34,502	27,345	41,279
Reserve for Loan and Lease Losses at End of Period	$ 240,653	$154,300	$ 94,045	$ 78,867	$ 74,615

On a percentage basis, the following table provides annual net charge-offs to average total loans and leases by category:

	2001	2000	1999	1998	1997
	December 31,				
Corporate Lending:					
Commercial	2.21%	1.38%	.63%	.43%	.63%
Mortgage	.14	.01	.04	(.24)	.10
Construction	-	-	-	-	-
Lease Financing	2.31	.39	1.26	1.56	.40
Consumer Lending:					
Installment	.33	.44	.96	.98	2.17
Residential (1)	1.34	2.04	.05	.09	.13
Lease Financing	.48	.23	.34	.49	.67
Net Charge-Offs to Average Total Loans and Leases	1.48%	.97%	.49%	.43%	.69%

(1) The net charge-off percentage for residential loans would be 1.22% for 2000 if charge-offs resulting from the implementation of the FFIEC Uniform Retail Credit Classification and Account Management Policy had been excluded.

Explanation as to significant changes in charge-offs between 1999 and 2001 follows:

- Commercial: Net charge-offs to average loans were 2.21%, 1.38% and .63% for 2001, 2000 and 1999, respectively. The increase in charge-offs for 2001 was due primarily to the overall deterioration in the economy, particularly in the airline industry. The increase in charge-offs in 2000 was due primarily to the decline in asset quality indicators combined with the uncertain economic environment.
- Commercial Lease Financings: Net charge-offs to average leases were 2.31%, .39% and 1.26% for 2001, 2000 and 1999, respectively. The increase in the charge-off percentage from 2000 to 2001 was due primarily to an increase in net charge-offs related to the airline industry from Provident Commercial Group, Provident's large ticket equipment leasing company. The decrease in the charge-off percentage from 1999 to 2000 was primarily due to a decrease in net charge-offs from Information Leasing Corporation, Provident's small to mid-ticket equipment leasing company.
- Installment: Net charge-offs to average loans were .33%, .44% and .96% for 2001, 2000 and 1999, respectively. The decrease in the charge-offs for 2000 as compared to 1999 was a result of lower charge-offs in home equity and on balance sheet credit card loans. The reduction in home equity charge-offs was due to continued focus on credit quality standards on the origination of these loans and improved technology of collection systems.
- Residential: Net charge-offs to average loans were 1.34%, 2.04% and .05% for 2001, 2000 and 1999, respectively. The increase in charge-offs for 2001 and 2000 was a result of nonconforming residential loans originated during the second half of 2000 and the first half of 2001 being kept on the balance sheet. Also, a significant portion of the increase in charge-offs for 2000 was due to a one-time charge-off of $3.2 million related to a new regulatory policy regarding retail classifications that became effective on December 31, 2000. The net charge-off ratio excluding this one-time charge-off was 1.22%.
- Consumer Lease Financings: Net charge-offs to average leases were .48%, .23% and .34% for 2001, 2000 and 1999, respectively. The generally lower levels of charge-offs of auto leases since 1998 reflect the implementation of risk based pricing that has resulted in higher quality originations.

The following table shows the dollar amount of the reserve for loan and lease losses, using management's estimate, by principal loan and lease category. While amounts are allocated to various portfolio categories, the total reserve, less the portion attributable to reserves as prescribed under provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", is available to absorb losses from any loan or lease category.

	December 31,				
(In Thousands)	**2001**	2000	1999	1998	1997
Corporate Lending:					
Commercial	$ **156,993**	$ 99,917	$ 70,722	$ 50,919	$ 41,227
Mortgage	**5,447**	7,691	4,440	5,154	5,897
Construction	**6,933**	5,215	2,095	3,377	3,413
Lease Financing	**24,544**	12,437	4,152	3,730	5,815
	193,917	125,260	81,409	63,180	56,352
Consumer Lending:					
Installment	**5,315**	8,431	7,881	10,448	11,696
Residential	**25,781**	13,911	1,685	2,507	2,288
Lease Financing	**15,640**	6,698	3,070	2,732	4,279
	46,736	29,040	12,636	15,687	18,263
	$ **240,653**	$154,300	$ 94,045	$ 78,867	$ 74,615

Lindeman Charles A, Lindemann Andrea Lee, Lindenschmidt Emily J, Lindgren Joy A, Lindsay Erin E, Link Jodie Patrice, Linkugel Gina Elizabeth, Linnan Rosemarie Dicta, Linnemann Gina Marie, Lippmeier Todd E, Lipps Lisa Sage, Lischer Deborah Lynn, Little Pamela R, Litzinger Robert Alan, Livesay Kristen Renee, Lloyd Treasia Ann, Loasby David A, Lock Angela J, Lockard Christy G, Locks Brian L, Lodwick Richard Anthony, Logan Michelle, Lohman Amy L, Lohmueller Michael C, Lohstroh Susan, Long Charles E, Long Mabel J, Long Mary L, Lonneman Ronald C, Lonnemann Laura A, Looby Gerald M, Lopez Julianna, Lorenz Mark, Losekamp Lisa Starr, Lotz Teresa M, Lough Michael Brian, Louis Clarice S, Loveless Steven Kent, Love-Meadors Tara M, Lovette Tamala Lynn, Loving-Haynes Roslyn, Lowe Steven M, Lucas Charlotte A, Lucas Heather Ann, Lucas Paula Jean, Lucas Phyllis A, Lucas Wilbur G, Luckett Julie Ann, Luckey Jackie Lee, Ludlow Bonnie Jean, Ludwig Daniel Carl, Ludwig Steven Robert, Luke II Allan Lindsay, Lunsford Stephanie S, Luthman Donald U, Lyle Doris C, Lynch Tanya R, Lynn Betty C, Lyons Jr John Randall, Lyons Jennifer S, Lyttle Alexander, Ma Kevin, Mabra DeeShawn

The following table presents a summary of various indicators of credit quality:

	December 31,				
(Dollars In Thousands)	**2001**	2000	1999	1998	1997
Nonperforming Assets:					
Nonaccrual Loans:					
Corporate Lending:					
Commercial	$ **116,663**	$ 74,401	$ 43,452	$ 34,544	$ 37,800
Mortgage	**1,929**	1,712	3,003	933	335
Construction	**2,699**	-	216	-	27
Lease Financing	**7,986**	6,503	1,309	4,002	4,798
	129,277	82,616	47,980	39,479	42,960
Consumer Lending:					
Installment	**-**	-	48	38	-
Residential	**47,579**	13,404	7,640	5,504	4,482
Lease Financing	**-**	-	-	-	-
	47,579	13,404	7,688	5,542	4,482
Total Nonaccrual Loans	**176,856**	96,020	55,668	45,021	47,442
Other Real Estate and Equipment Owned	**20,907**	8,805	3,870	2,767	12,440
Total Nonperforming Assets	$ **197,763**	$ 104,825	$ 59,538	$ 47,788	$ 59,882
Loans 90 Days Past Due - Still Accruing	$ **31,219**	$ 28,780	$ 15,769	$ 10,661	$ 9,985
Loan and Lease Loss Reserve as a Percent of:					
Total Loans and Leases	**2.29%**	1.70%	1.34%	1.25%	1.30%
Nonaccrual Loans	**136.07**	160.70	168.94	175.18	157.28
Nonperforming Assets	**121.69**	147.20	157.96	165.04	124.60
Nonaccrual Loans as a Percent of Total Loans and Leases	**1.68**	1.06	.79	.71	.83
Nonperforming Assets as a Percent of:					
Total Loans, Leases and Other Real Estate and Equipment	**1.88**	1.15	.85	.76	1.04
Total Assets	**1.26**	.76	.56	.53	.75

Loans and leases are generally placed on nonaccrual status when the payment of principal and/or interest is past due 90 days or more. However, installment loans and consumer leases are not placed on nonaccrual status because they are charged off in the month the loans and leases reach 120 days past due. In addition, loans that are well secured and in the process of collection are not placed on nonaccrual status. When a loan is placed on nonaccrual status, any interest income previously recognized that has not been received is reversed. Future interest income is recorded only when a payment is received and collection of principal is considered reasonably assured.

Although loans and leases may be classified as nonaccrual, many continue to pay interest irregularly or at less than the original contractual rates. The gross amount of interest income recognized during 2001 with respect to these loans and leases was $.3 million compared to $12.2 million that would have been recognized had the loans and leases remained current in accordance with their original terms.

Nonaccrual loans increased $80.8 million during 2001. The increase was composed of $278.8 million of additions to nonaccrual loans, $50.5 million of payments on nonaccrual loans, $125.0 million of nonaccrual loans charged off and $22.5 million transferred to other real estate and equipment owned. Other real estate and equipment owned increased $12.1 million during 2001. Activity in other real estate and equipment owned included $24.5 million of additions from foreclosed properties and equipment, $6.7 million of charge-offs on property and equipment and $5.7 million of sales and payments on properties. The increase in nonaccrual commercial loans was due primarily to the deteriorating economic environment, particularly the airline industry. The increase in nonaccrual residential mortgage loans is due to residential loans remaining on the balance sheet rather than being securitized and sold. Originations since July 2001 are being sold on a whole-loan basis.

Nonaccrual loans increased $40.4 million during 2000. The increase was composed of $121.4 million of additions to nonaccrual loans, $13.2 million of payments on nonaccrual loans, $61.5 million of nonaccrual loans charged off and $6.3 million transferred to other real estate. Other real estate increased $4.9 million during 2000. Activity in other real estate included $12.5 million of additions from foreclosed properties, $4.7 million of charge-offs on property in other real estate and $2.9 million of sales and payments on properties.

Management's determination of the adequacy of the loan loss reserve is based on an assessment of the losses given the conditions at the time. This assessment consists of certain loans and leases being evaluated on an individual basis, as well as all loans and leases being categorized based on common credit risk attributes and being evaluated as a group.

Provident's Credit Administration Group is responsible for the establishment and oversight of Provident's credit risk policies. The credit risk policies address underwriting standards, internal lending limits and methodologies for the monitoring of credit risk within the various loan and lease portfolios. Loans and leases are primarily monitored by closely following changes and trends in assigned risk ratings. Credit scoring models are used for consumer and small business loans and leases, while larger commercial, commercial mortgage and commercial construction loans are assigned individual risk ratings. These ratings are assigned based upon individual credit analysis and are reported to senior management on a regular basis.

Loans and leases that have been placed on nonaccrual status are further evaluated for potential losses based upon review and discussion among lending officers, Credit, Loan Review, collection associates, and senior management. Factors considered include the market value of collateral or real estate associated with a specific loan or lease, cash flows generated by the borrower, third-party guarantees, the general economic climate and any specific industry trends that may affect an individual loan or lease. Total nonaccrual loans at December 31, 2001 were $176.9 million. In addition, $66.9 million of performing loans were being closely monitored due to possible credit problems.

The adequacy of the reserve for loan and lease losses is monitored on a continual basis and is based upon management's evaluation of numerous factors. These factors include the quality of the current loan portfolio, the trend in the loan portfolio's risk ratings, current economic conditions, loan concentrations, evaluation of specific loss estimates for all significant problem loans, payment histories, collateral valuations, historical charge-off and recovery experience, estimates of charge-offs for the upcoming year and other pertinent information.

Additional loss estimates associated with securitized assets are provided for separately from the reserve for loan and lease losses. For more information on credit exposures on securitized assets, see Note 16 of the "Notes to Consolidated Financial Statements".

Credit Outlook and Operating Implications

In 2001, Provident's total credit costs (loan loss provision and aircraft lease residual write-offs) increased 87% or $114 million over the prior year's amount. These higher credit costs had a materially unfavorable impact on net income. Management expects credit costs to decline substantially in 2002. To address asset quality issues and related credit costs that arose during 2001, management is working to improve its internal credit processes and resolve asset quality concerns in its loan and lease portfolios. However, if credit costs do not substantially decline, this could impact Provident's ability to maintain the payment of its quarterly dividend rate at current levels.

Noninterest Earning Assets

Leased equipment decreased $29 million or 14%, during 2001 after an increase of $44 million, or 26%, during 2000. Both the decrease in 2001 and the increase in 2000 was primarily the result of activity within Provident Commercial Group.

Receivables from securitization trusts were $26 million and $417 million as of December 31, 2001 and 2000, respectively. Provident had provided for credit enhancements to its securitizations structured as sales in the form of reserve accounts. The reserve accounts had been maintained at a significantly higher balance than the level of estimated credit losses to improve the credit grade of the securitization and thereby reduce the rate paid to investors of the securitization trust. Credit losses have been absorbed directly into these reserve accounts. Provident estimates the amount of all credit losses based upon loan credit grades, collateral, market conditions and other pertinent factors. Receivables from securitization trusts are shown net of these loss estimates. The decrease in receivables from securitization trusts is a result of the reserve accounts on the nonconforming residential loan securitizations being released. Credit enhancements on these securitizations now are in the form of an unfunded demand note backed by a AAA rated standby letter of credit. Actual losses, which have been reserved for, are submitted on a monthly basis to Provident by the trustee. Should Provident fail to reimburse the trustee for these monthly losses, the letter of credit can be drawn upon. There are no conditions that can accelerate this monthly process.

Other assets increased $129 million and $60 million during 2001 and 2000, respectively. The increase in 2001 was due primarily to an increase in servicer advances on sold loans, and a receivable resulting from the sale of an investment security that did not settle until the first week of January. The increase in 2000 was primarily the result of an increase in capitalized servicing assets. The value of capitalized servicing rights are recorded when loans are sold with servicing retained or when loan servicing is purchased. The value of these capitalized servicing rights is amortized over the period of estimated net servicing revenue, with the carrying value of these rights being periodically reviewed for impairment.

Included in other assets is goodwill and other intangible assets totaling $82 million and $18 million, respectively, as of December 31, 2001. Goodwill represents the excess of the purchase price over net identifiable tangible and intangible assets acquired in a purchase business combination. During 2001, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets continue to be amortized over their useful lives. Provident will apply the new rules beginning in 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $2.9 million, or six cents per share, per year. Provident will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Provident cannot predict what effect the results of these tests will have on its earnings and financial position.

Deposits

Deposits increased $25 million and $1.6 billion during 2001 and 2000, respectively. During 2001, retail deposits increased 16% to $5.6 billion at December 31, 2001 from $4.8 billion at December 31, 2000, with significant contribution from internet deposit-gathering initiatives. Offsetting this increase was a $469 million decrease of deposits from securitization trusts held at Provident. The increase in deposits in 2000 was primarily attributable to the growth in certificates of deposit. The following table presents a summary of period end deposit balances:

	December 31,		
(In Millions)	**2001**	2000	1999
Noninterest Bearing Deposits of Securitization Trusts	**$ 27**	$ 496	$ 426
Other Noninterest Bearing Deposits	**968**	797	759
Interest Bearing Demand Deposits	**523**	464	397
Savings Deposits	**1,544**	1,458	1,351
Certificates of Deposit Less than $100,000	**2,551**	2,239	1,952
Certificates of Deposit of $100,000 or More	**3,241**	3,375	2,345
	$ 8,854	$ 8,829	$ 7,230

At December 31, 2001, maturities on certificates of deposit of $100,000 or more were as follows (in millions):

3 months or less	$ 288
Over 3 through 6 months	185
Over 6 through 12 months	366
Over 12 months	2,402
Total	$ 3,241

Included in certificates of deposit of $100,000 or more at December 31, 2001, 2000 and 1999 were brokered deposits of $2.0 billion, $2.2 billion and $1.6 billion, respectively.

Provident issues brokered certificates of deposit with embedded call options combined with interest rate swaps with matching call dates as part of its certificate of deposit program. Provident has the right to redeem the certificates of deposit on specific dates prior to their stated maturity while the interest rate swaps are callable at the option of the swap counterparty. The terms and conditions of the call options embedded in the interest rate swaps match those of the certificates of deposit, offsetting any option risk exposure to Provident. At December 31, 2001, Provident had $1.6 billion of brokered callable certificates of deposit.

Borrowed Funds

Borrowed funds are an important component of total funds necessary to support earning assets. In 2001, short-term debt increased $1.3 billion (206%) and long-term debt increased $167 million (6%). Increases in federal funds purchased and repurchase agreements were the primary reasons for the increase in short-term debt. Securitizations consummated since the third quarter of 2000 have been structured to account for the transactions as secured financings. The primary reason for the increase in long-term debt was an increase in debt issued as secured financings.

During the first quarter of 2001, Provident established Provident Capital Trust IV. Capital Trust IV issued capital securities of $125 million of preferred stock to the public and $3.9 million of common stock to Provident. Proceeds from the issuance of the capital securities were invested in Provident's 9.45% junior subordinated debentures due 2031.

During the fourth quarter of 2000, Provident established Provident Capital Trust III. Capital Trust III issued Capital Securities of $112.5 million of preferred stock to the public and $3.5 million of common stock to Provident. Proceeds from the issuance of the capital securities were invested in Provident's 10.25% junior subordinated debentures, due 2030.

Noninterest Bearing Liabilities

Accrued interest and other liabilities increased $255 million, or 86%, during 2001 due primarily to the adoption of the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". For further details concerning SFAS No. 133, see Note 17 of the Notes to Consolidated Financial Statements.

ASSET SECURITIZATION ACTIVITY

From 1996 through the second quarter of 2000, the structure of many of Provident's securitizations resulted in the transactions being accounted for as sales. As such, gains or losses were recognized, loans and leases were removed from the balance sheet and residual assets, representing the present value of future cash flows, were recorded. While the performance of Provident's residual assets have generally been better than or consistent with their initial estimates, other companies utilizing securitization structures requiring gain-on-sale accounting experienced problems and consequently, the market penalized all companies using gain-on-sale accounting. Although gain-on-sale accounting is in compliance with accounting principles generally accepted in the United States, the investment community clearly signaled its dissatisfaction with this accounting method and management believed this sentiment had been factored into Provident's stock price. Additionally, newly issued regulatory guidelines regarding securitization activity discourage the use of gain-on-sale accounting by limiting the amount of residual assets that can be included as part of regulatory capital. See Note 15 of the Notes to Consolidated Financial Statements for further details of the revised regulatory rules.

As a result of these factors, Provident decided that securitizations during the third quarter of 2000 and thereafter would be structured as secured financings thereby eliminating the use of gain-on-sale accounting. The switch to a secured financing structure does not affect the total profit Provident will recognize over the life of the asset, but rather impacts the timing of income recognition. Secured financing transactions, on a comparative basis, cause reported earnings from securitized assets to be lower in the initial periods and higher in later periods, as interest is earned on the assets. As a result, moving away from transaction structures that use gain-on-sale accounting causes Provident's earnings to be lower over the short term.

Securitizations which were treated as sales have made a significant impact on Provident's financial condition and results of operations. The following discusses this impact on the Consolidated Statements of Income and Consolidated Balance Sheets.

Mastin Geri
Mathias Susan J
Mathiason Abby Marie
Matlock Michelle Ann
Matos Antonio
Matthews Andrea R
Matthews Yvonne Frances
Matusak RoseMarie
Maudlin Mary Catherine
Mauger Christian Robert
Maull Emma
Maurits Joseph Francis
Maxson Rita M
Maxwell Michelle M
May Jackqueline Denice
Mayer Ellen M
Maynard Chris R
Mays Atiya N
McAlister Banita S
McAnally Brent
McBreen Tammy Sue
McCall Terri Lynn
McCandless Scott E
McCann Mical L
McCarter Duan Tiffany
McCarter Mary Kay
McCarthy Margaret F
McCarthy Michael P
McCarthy Nancy K
McCaster William J
McClain Amy R
McClain Rene Jean
McClary Daniel P
McClary Sandra Marie
McClung Carrie
McClurkin Diane
McConnell Joy Denise
McConnell Theodore R
McCord Kimberly
McCormick Melinda Ann
McCoy Jeffrey R
McCoy Michael W
McCoy Robert H
McCoy Tami R
McCulley Kimberly Lynn
McCullough Kevin T
McDanell Gail A
McDonald Joann Mary
McGee James L
McGee Judy Laine
McGill Thomas Frederick
McGinley Pamela G
McGlynn Judith A
McGonagle Tamara Lynne
McGrath Gregory D
McGrath Lisa Ann
McGregor Tracey L
McGuire Rebecca L
McGwin Marcia
McHale Carissa Marie
McHugh Leslie Dee
McIntosh Jerome Darnall
McIntosh Jonathan Clay

Impact on Consolidated Statements of Income: Based on the asset type, terms and structure of the securitization transaction, a gain may be recognized immediately upon the sale of the assets and/or income is recognized throughout the life of the securitization. The following table provides a summary of principal securitized and gains recognized for the various types of securitization structures during the past three years:

	2001		2000		1999	
(In Thousands)	**Principal**	**Gain**	Principal	Gain	Principal	Gain
Structured as Sales:						
Non-Cash Gains:						
Nonconforming Residential	$ -	$ -	$ 1,030,000	$ 30,291	$ 2,330,047	$ 73,304
Prime Home Equity	-	-	158,598	4,156	169,999	5,758
Credit Card	-	-	-	-	230,000	3,993
	-	-	1,188,598	34,447	2,730,046	83,055
Cash Gains:						
Equipment Leases	-	-	223,705	9,083	223,764	13,164
Non-Recognition of Gains:						
Automobile Leases	-	n/a	-	n/a	858,815	n/a
Warehouse Lending	-	n/a	-	n/a	251,200	n/a
	-	n/a	-	n/a	1,110,015	n/a
Total Sales	$ -	$ -	$ 1,412,303	$ 43,530	$ 4,063,825	$ 96,219
Structured as Secured Financings:						
Nonconforming Residential	$ 182,699	n/a	$ 532,341	n/a	$ -	n/a
Prime Home Equity	114,908	n/a	170,052	n/a	-	n/a
Equipment Leases	-	n/a	128,101	n/a	-	n/a
Automobile Leases	287,121	n/a	451,732	n/a	-	n/a
Total Secured Financings	$ 584,728	n/a	$ 1,282,226	n/a	$ -	n/a

The securitization and sale of nonconforming residential, prime home equity and credit card loans have resulted in the recognition of non-cash gains. Gains recognized under this structure are referred to as non-cash gains as Provident receives cash equal to the amount of loans sold. The gains or losses are determined based on a present value calculation of future cash flows of the underlying loans, net of interest payments to security holders, loan loss and prepayment assumptions and normal servicing revenue. These net cash flows, which are represented by retained interests on securitized assets ("RISAs"), are included in investment securities. No RISAs have been recorded since June 2000.

Cash gains have been recognized from the securitization and sale of equipment leases. Under the structure of these securitizations, Provident sells the lease payments under the lease contract but retains ownership of the underlying equipment. The cash received from these sales exceeds the present value of the lease payments and generates the cash gain.

The securitization of automobile leases results in the recognition of operating lease income or expense. Under the structure of the securitization of the automobile leases, Provident enters into a sale-leaseback arrangement with the investors. Lease payments paid by Provident to the investor may be more or less than that received by Provident from the consumer. Credit losses are accrued at an annual rate of 50 basis points. The difference in the lease payments, net of credit losses and servicing fees, is recognized as net operating lease income or expense over the life of the securitization. For the years ended December 31, 2001, 2000 and 1999, net operating lease income recognized on these automobile lease securitizations was $5.6 million, $3.8 million and $8.4 million, respectively.

Underlying assumptions used in the initial determination of future cash flows on the loan and lease portfolios accounted for as sales follow:

	Nonconforming Residential	Prime Home Equity	Equipment Leasing
Assumptions Used:			
Prepayment Speed:			
Initial Rate	12.36%	10.00%	n/a
Peak Rate	32.84%	30.00%	n/a
Calculated Weighted Average Life of the Loan Portfolios	2.6 Years	2.1 Years	n/a
Estimated Credit Losses:			
Annual Basis	1.09%	0.20%	1.00%
Percentage of Original Balance	2.94%	0.42%	1.97%
Discount Rate	11.88%	10.63%	9.29%

Gain-on-sale accounting requires management to make assumptions regarding prepayment speeds and credit losses for the securitized loan and lease pools. The performance of the pools are extensively monitored, and adjustments to these assumptions are made when necessary.

Provident retained the servicing of the loans and leases it securitized and the servicing on the majority of loans it sells on a whole loan basis. As a result, a significant level of assets is serviced by Provident, which do not appear on its balance sheet. These off-balance sheet assets were primarily responsible for the generation of $43.1 million, $50.3 million and $29.4 million in loan servicing fees during 2001, 2000 and 1999, respectively.

Impact on Consolidated Balance Sheets: The impact from the securitization and sale of various loans and leases can be seen in several areas of Provident's balance sheet. The most significant area has been the removal of loans and leases that Provident continues to service. The following table provides a summary of these off-balance sheet managed assets:

	December 31,		
(In Thousands)	**2001**	2000	1999
Nonconforming Residential	**$ 2,627,332**	$ 3,625,033	$ 3,393,179
Auto Leases	**980,314**	1,134,844	1,366,598
Prime Home Equity	**303,527**	471,873	398,882
Equipment Leases	**207,131**	359,457	298,161
Credit Card	-	165,000	230,000
Warehouse	-	-	251,200
	$ 4,118,304	$ 5,756,207	$ 5,938,020

Provident has been originating nonconforming residential loans since 1995. Major characteristics of these nonconforming loans include: 54% with an "A" credit grade and 32% with a "B" credit grade; 71% with full documentation; 69% have prepayment penalties; 97% are secured by first mortgages; 92% are owner occupied; and, on average, have a 77% loan-to-value ratio.

Information concerning retained interests in securitized assets, such as its components, sensitivity to key economic assumptions and its cash flows, as well as details of the credit quality of the off-balance sheet assets may be found in Note 16 of the "Notes to Consolidated Financial Statements".

FANNIE MAE DUS PROGRAM

Red Capital Group, which was acquired by Provident in September of 2000, is an approved Fannie Mae Delegated Underwriting and Servicing ("DUS") mortgage lender. Under the Fannie Mae DUS program, Red Capital underwrites, funds and sells mortgage loans on multifamily rental projects. Red Capital then services these mortgage loans on Fannie Mae's behalf. Participation in the Fannie Mae DUS program requires Red Capital to share the risk of losses with Fannie Mae. Red Capital's share of any losses is limited to 20% of the original principal balance of each loan. The substance of the loss sharing is that Red Capital assumes the initial loss up to 5% of the unpaid principal balance, after which Red Capital and Fannie Mae split additional losses 25% to Red Capital and 75% to Fannie Mae until such additional losses total 20% of the unpaid principal balance. From that point, losses are split 10% to Red Capital and 90% to Fannie Mae with the total loss to Red Capital capped at 20% of the original principal balance of the loan.

Red Capital services multifamily mortgage loans under the DUS program with outstanding principal balances aggregating approximately $2.5 billion at December 31, 2001. At December 31, 2001, no DUS loans in Red Capital's loan servicing portfolio were delinquent or in default. Red Capital has established reserves of approximately $7.8 million for possible losses under this program. The reserve is determined by evaluating pools of homogenous loans and includes information based upon industry and historical loss experience, as well as each project's recent operating performance. Management believes the reserve is maintained at a level that adequately provides for the inherent losses within Red Capital's portfolio of DUS loans. The employees and management team of Red Capital have originated and serviced the existing Fannie Mae DUS loan servicing portfolio since 1995 without any losses relating to the DUS loans.

CAPITAL RESOURCES

Total stockholders' equity at December 31, 2001 and 2000 was $893 million and $991 million, respectively. The decrease in stockholders' equity during 2001 was primarily the result of the adoption of the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and dividends exceeding net income.

The dividend payout to net income ratio was 205.76%, 64.85% and 27.14% for 2001, 2000 and 1999, respectively. Provident announced an increase in its quarterly common dividend rate from $.22 per share to $.24 per share beginning with the first quarter in 2000. In the first quarter of 1999, Provident increased its quarterly common dividend rate from $.20 per share to $.22 per share.

Capital adequacy ratios are provided in the Selected Financial Data Table and the Performance Summary Sections of this report.

Provident's capital expenditure program typically includes the purchase of computer equipment and software, branch additions and enhancements, ATM additions and office building renovations. Capital expenditures for 2002 are estimated to be approximately $37 million and include the purchase of data processing hardware and software, branch additions, renovations and enhancements, facility renovations, and ATMs. Management believes that currently available funds and funds provided by normal operations will be sufficient to meet these capital expenditure requirements.

LIQUIDITY

Adequate liquidity is necessary to meet the borrowing needs and deposit withdrawal requirements of customers as well as to satisfy liabilities, fund operations and support asset growth. Provident has a number of sources to provide for liquidity needs. First, liquidity needs can be met by the liquid assets on its balance sheet such as cash and deposits with other banks. Additional sources of liquidity include the sale of investment securities, the secured financing of commercial and consumer loans and leases and the generation of new deposits. Provident may also borrow both short-term and long-term funds. Provident has an additional $1.4 billion available for borrowing under a bank note program as the program was increased from $1.0 billion to $1.5 billion in July 1999. Approximately $201.3 million of long-term debt is due to be repaid during 2002.

The parent company's primary liquidity needs during 2002 will be the payment of dividends to its preferred and common shareholders, funds for activity of the commercial paper operations and interest payments on junior subordinated debentures. The major source of liquidity for the parent company is dividends and interest paid to it by its subsidiaries. Provident received dividends of $15 million, $37 million and $60 million in 2001, 2000 and 1999, respectively. The amount of dividends available for payment in 2002 by The Provident Bank, Provident's banking subsidiary, is approximately $46.6 million, plus 2002 net income. It is unlikely, however, that The Provident Bank would pay annual dividends to the parent company that exceeded $60 million. Management believes that dividends available from The Provident Bank will be sufficient to meet the parent company's liquidity requirements in 2002. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Credit Outlook and Operating Implications" and Note 22 included in "Notes to Consolidated Financial Statements".

At December 31, 2001, the parent company had $200 million in general purpose lines of credit with unaffiliated banks. These lines, which expire March 28, 2002, are renewable on an annual basis. Management anticipates that these lines will be renewed. As of March 26, 2002, these lines had not been used.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The responsibility of monitoring and managing market and liquidity risk at Provident is assigned to the Asset Liability Committee ("ALCO"). The Market and Liquidity Risk Unit provides ALCO with the necessary analyses and reports. The main source of market risk is the risk of loss in the value of financial instruments that may result from the changes in interest rates. ALCO is bound to guidelines stated in the relevant policies approved by the Board of Directors.

In addition, ALCO is responsible for liquidity risk management. Provident offers a wide variety of retail deposit products to provide a stable funding source for loan growth. To supplement its retail deposits, Provident utilizes various sources of wholesale funding. Borrowing through the Federal Home Loan Bank and offering short and medium term deposits via brokerage investors are part of this strategy. Asset securitizations treated as secured financings provide funding for the origination of additional loans and leases. Through term and commercial paper conduit markets, Provident has the ability to take advantage of the liquid asset-backed securities market.

Interest rate risk management guidelines and policies are approved by the Board of Directors. ALCO is responsible for monitoring and managing the interest rate risk of both the balance sheet and off-balance sheet financial instruments. The Market and Liquidity Risk Unit, as an extension of ALCO, utilizes asset/liability simulation to monitor interest rate risk. The simulation model measures the impact on net interest income due to changes in the yield curve, and performs stress tests on net interest income. The Interest Rate Risk Policy specifically states the boundaries for the percentage changes in net interest income. The Board of Directors also approves the limits for changes in the market value of equity. This is the change in the difference between the discounted value of assets and the discounted value of liabilities. The impairment or the improvement is measured as a percentage of total assets. Again, the Market and Liquidity Risk Unit monitors this ratio on a monthly basis.

In addition to natural balance sheet hedges, ALCO utilizes derivatives instruments to manage interest rate risk. Interest rate swaps are the most widely used tool to manage interest rate risk, but from time to time, interest rate caps and floors may also be utilized. Provident has used derivatives effectively for a number of years and has developed the necessary expertise and knowledge to achieve a safe and sound interest rate risk management process.

The following table summarizes the change to net interest income, as a percentage, over the next 12-month period based on an instantaneous and permanent change in the pricing of all interest rate sensitive assets, liabilities and off-balance sheet financial instruments. The effects of these interest rate fluctuations are considered worst case scenarios, as the analysis does not give consideration to any management of the new interest rate environment. These tests are performed on a monthly basis and the results are presented to the Board of Directors.

	2001	2000
100 Basis Points Decrease	0.7%	1.2%
100 Basis Points Increase	(1.1)	(1.4)
150 Basis Points Decrease(1)	0.8	n/a
200 Basis Points Decrease(1)	n/a	2.5
200 Basis Points Increase	(2.5)	(3.7)

(1) Due to market conditions, the 200 basis points decrease was restricted to 150 basis points for 2001.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
Provident Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Provident Financial Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the management of Provident Financial Group, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Provident Financial Group, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Cincinnati, Ohio
January 16, 2002

Consolidated Balance Sheets

(Dollars in Thousands)	December 31, 2001	2000
Assets		
Cash and Due from Banks	$ 378,257	$ 286,051
Federal Funds Sold and Reverse Repurchase Agreements	122,966	82,977
Trading Account Securities	101,156	41,949
Loans Held for Sale	217,914	206,168
Investment Securities Available for Sale (amortized cost - $3,583,591 and $3,041,204	3,559,048	3,013,621
Loans and Leases:		
Corporate Lending:		
Commercial	4,540,088	4,580,215
Mortgage	640,175	632,801
Construction	827,657	801,211
Lease Financing	1,188,319	607,478
Consumer Lending:		
Installment	913,312	580,046
Residential	922,747	835,510
Lease Financing	1,463,658	1,039,645
Total Loans and Leases	10,495,956	9,076,906
Reserve for Loan and Lease Losses	(240,653)	(154,300)
Net Loans and Leases	10,255,303	8,922,606
Leased Equipment	185,863	215,227
Premises and Equipment	103,085	103,919
Receivables from Securitization Trusts	26,203	417,420
Other Assets	696,749	567,447
Total Assets	$ 15,646,544	$ 13,857,385
Liabilities and Shareholder' Equity		
Liabilities:		
Deposits:		
Noninterest Bearing	$ 994,978	$ 1,293,396
Interest Bearing	7,859,272	7,535,714
Total Deposits	8,854,250	8,829,110
Short-Term Debt	1,958,299	639,023
Long-Term Debt	2,941,165	2,774,493
Guaranteed Preferred Beneficial Interests in Company's Junior Subordinated Debentures	450,759	329,239
Accrued Interest and Other Liabilities	549,481	294,737
Total Liabilities	14,753,954	12,866,602
Shareholders' Equity:		
Preferred Stock, 5,000,000 Shares Authorized: Series D, 70,272 Issued	7,000	7,000
Common Stock, No Par Value, 110,000,000 Shares Authorized, 49,205,897 and 48,814,463 Issued	14,587	14,469
Capital Surplus	322,024	314,895
Retained Earnings	647,675	672,348
Accumulated Other Comprehensive Loss	(98,696)	(17,929)
Total Shareholders' Equity	892,590	990,783
Total Liabilities and Shareholders' Equity	$ 15,646,544	$ 13,857,385

See notes to consolidated financial statements.

Consolidated Statements of Income

(In Thousands, Except Per Share Data)	Year Ended December 31, 2001	2000	1999
Interest Income:			
Interest and Fees on Loans and Leases	$ 877,879	$ 738,974	$ 616,233
Interest on Investment Securities	208,300	227,701	109,894
Other Interest Income	21,061	4,306	4,588
Total Interest Income	1,107,240	970,981	730,715
Interest Expense:			
Interest on Deposits:			
Savings and Demand Deposits	68,559	78,421	59,057
Time Deposits	317,810	301,918	209,743
Total Interest on Deposits	386,369	380,339	268,800
Interest on Short-Term Debt	59,815	86,797	59,729
Interest on Long-Term Debt	157,402	95,839	52,354
Interest on Junior Subordinated Debentures	30,551	20,033	13,200
Total Interest Expense	634,137	583,008	394,083
Net Interest Income	473,103	387,973	336,632
Provision for Loan and Lease Losses	225,748	131,281	48,417
Net Interest Income After Provision for Loan and Lease Losses	247,355	256,692	288,215
Noninterest Income:			
Service Charges on Deposit Accounts	39,924	35,138	32,724
Loan Servicing Fees	43,146	50,335	29,362
Other Service Charges and Fees	57,554	53,205	41,316
Leasing Income	43,888	42,269	40,902
Gain on Sales of Loans and Leases - Non-Cash	-	34,447	83,055
Gain on Sales of Loans and Leases - Cash	6,311	10,452	15,814
Warrant Gains	412	7,500	9,147
Security Gains	-	155	71
Other	35,144	20,661	20,273
Total Noninterest Income	226,379	254,162	272,664
Noninterest Expenses:			
Salaries, Wages and Benefits	201,715	172,903	153,397
Charges and Fees	34,024	23,280	15,679
Occupancy	22,605	20,631	18,951
Leasing Expense	52,548	26,636	23,076
Equipment Expense	25,234	26,045	24,614
Professional Fees	24,507	21,735	20,163
Merger and Restructuring Charges	-	39,300	4,200
Other	76,665	62,379	66,910
Total Noninterest Expenses	437,298	392,909	326,990
Income Before Income Taxes	36,436	117,945	233,889
Applicable Income Taxes	13,107	44,331	82,940
Net Income	$ 23,329	$ 73,614	$ 150,949
Basic Earnings Per Common Share	$ .46	$ 1.49	$ 3.18
Diluted Earnings Per Common Share	.46	1.46	3.08

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(In Thousands, Except Per Share Data)	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Total
Balance at January 1, 1999	$ 7,000	$ 14,150	$ 276,796	$ 534,657	$ (21,425)	$ (9,024)	$ 802,154
Net Income				150,949			150,949
Change in Unrealized Gains (Losses) on Marketable Securities						(40,873)	(40,873)
Comprehensive Income							110,076
Cash Dividends Declared on:							
Common Stock ($.88/share)				(40,100)			(40,100)
Preferred Stock ($12.38/share)				(870)			(870)
Principal Payments on Loans/ Amortization of Expense Related to Employee Stock Benefit Plans			918	57			975
Exercise of Stock Options and Accompanying Tax Benefits		68	4,619				4,687
Purchase of Treasury Stock					(8,645)		(8,645)
Acquisition		169	22,191	1,779	30,070		54,209
Distribution of Contingent Shares for Prior Year Acquisition		23	3,232				3,255
Deferred Compensation Tax Adjustment			481				481
Balance at December 31, 1999	7,000	14,410	308,237	646,472	-	(49,897)	926,222
Net Income				73,614			73,614
Change in Unrealized Gains (Losses) on Marketable Securities						31,968	31,968
Comprehensive Income							105,582
Cash Dividends Declared on:							
Common Stock ($.96/share)				(46,789)			(46,789)
Preferred Stock ($13.50/share)				(949)			(949)
Principal Payments on Loans/ Amortization of Expense Related to Employee Stock Benefit Plans			780				780
Liquidation of Employee Stock Benefit Plans			1,469				1,469
Exercise of Stock Options and Accompanying Tax Benefits		59	3,842				3,901
Deferred Compensation Tax Adjustment			567				567
Balance at December 31, 2000	7,000	14,469	314,895	672,348	-	(17,929)	990,783
Net Income				23,329			23,329
Other Comprehensive Income, Net of Tax:							
Cumulative Effect of a Change in Accounting Principle						(28,332)	(28,332)
Change in Unrealized Gains (Losses) on:							
Hedging Instruments						(54,411)	(54,411)
Marketable Securities						1,976	1,976
Total Comprehensive Income							(57,438)
Cash Dividends Declared on:							
Common Stock ($.96/share)				(47,053)			(47,053)
Preferred Stock ($13.50/share)				(949)			(949)
Exercise of Stock Options and Accompanying Tax Benefits		113	6,477				6,590
Distribution of Contingent Shares for Prior Year Acquisition		8	822				830
Stock Repurchased and Cancelled		(3)	(243)				(246)
Deferred Compensation Tax Adjustment			73				73
Balance at December 31, 2001	$ 7,000	$ 14,587	$ 322,024	$ 647,675	$ -	$ (98,696)	$ 892,590

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In Thousands)	2001	2000	1999
	Year Ended December 31,		
Operating Activities:			
Net Income	$ 23,329	$ 73,614	$ 150,949
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Provision for Loan and Lease Losses	225,748	131,281	48,417
Amortization of Goodwill	4,484	3,871	2,371
Other Amortization and Accretion	(84)	(28,311)	(18,925)
Depreciation of Leased Equipment and Premises and Equipment	47,577	48,379	44,119
Tax Benefit Received from Exercise of Stock Options	2,706	513	1,613
Realized Investment Security Gains	-	(155)	(71)
Proceeds From Sale of Loans Held for Sale	2,825,184	1,049,470	2,483,213
Origination of Loans Held for Sale	(2,834,074)	(1,192,804)	(2,460,853)
Realized Gains on Loans Held for Sale	(2,856)	(30,607)	(75,389)
(Increase) Decrease in Trading Account Securities	(59,207)	32,767	15,737
(Increase) Decrease in Interest Receivable	4,402	(23,635)	(18,460)
Increase in Other Assets	(131,264)	(2,654)	(48,084)
Increase (Decrease) in Interest Payable	(4,099)	22,209	(2,640)
Deferred Income Taxes	857	20,001	18,861
Increase (Decrease) in Other Liabilities	63,310	(20,560)	(44,888)
Net Cash Provided by Operating Activities	166,013	83,379	95,970
Investing Activities:			
Investment Securities Available for Sale:			
Proceeds from Sales	2,264,759	2,229,586	427,275
Proceeds from Maturities and Prepayments	1,120,965	485,028	259,415
Purchases	(3,906,501)	(2,885,170)	(814,706)
(Increase) Decrease in Receivables Due From Securitization Trusts	466,268	(91,134)	(250,326)
Net Increase in Loans and Leases	(1,556,527)	(2,580,382)	(876,813)
Net (Increase) Decrease in Operating Lease Equipment	4,269	(70,605)	(27,327)
Net Increase in Premises and Equipment	(21,648)	(23,863)	(27,140)
Acquisitions	-	(129,190)	791
Net Cash Used in Investing Activities	(1,628,415)	(3,065,730)	(1,308,831)
Financing Activities:			
Net Increase (Decrease) in Deposits of Securitization Trusts	(468,500)	69,470	294,843
Net Increase in Deposits	511,754	1,459,652	787,862
Net Increase (Decrease) in Short-Term Debt	1,319,276	(436,107)	204,928
Principal Payments on Long-Term Debt	(149,674)	(492,459)	(232,974)
Proceeds from Issuance of Long-Term Debt and Company's Junior Subordinated Debentures	426,032	2,416,214	225,435
Cash Dividends Paid	(48,002)	(47,738)	(40,970)
Repurchase of Common Stock	(246)	-	(8,645)
Proceeds from Exercise of Stock Options	3,884	3,388	3,074
Net Increase in Other Equity Items	73	2,816	481
Net Cash Provided by Financing Activities	1,594,597	2,975,236	1,234,034
Increase (Decrease) in Cash and Cash Equivalents	132,195	(7,115)	21,173
Cash and Cash Equivalents at Beginning of Period	369,028	376,143	354,970
Cash and Cash Equivalents at End of Period	$ 501,223	$ 369,028	$ 376,143
Supplemental Disclosures of Cash Flow Information:			
Cash Paid for:			
Interest	$ 634,239	$ 560,801	$ 396,093
Income Taxes	20,044	58,883	47,120
Non-Cash Activity:			
Transfer of Loans and Premises and Equipment to Other Real Estate	22,910	14,365	5,470
Stock Issued in Purchase-Accounting Acquisitions	-	-	54,209
Residual Interest in Securitized Assets Created from the Sale of Loans	-	106,098	220,566

See notes to consolidated financial statements.

NOTE 1

Accounting Policies:

The following is a summary of significant accounting policies:

Nature of Operations: Provident Financial Group, Inc. ("Provident") is a bank holding company headquartered in Cincinnati, Ohio. Provident operates bank and other financial service subsidiaries principally in Ohio, northern Kentucky and southwest Florida. Principal products and services provided by Provident include commercial lending, lease financing, cash management, retail lending, deposit accounts, mortgage banking, brokerage services, investment products and trust services.

Basis of Presentation: The consolidated financial statements include the accounts of Provident and its subsidiaries. Certain estimates are required to be made by management in the preparation of the consolidated financial statements. Actual results may differ from those estimates. All significant intercompany balances and transactions have been eliminated. Certain reclassifications have been made to conform to the current year presentation.

Statements of Cash Flows: For cash flow purposes, cash equivalents include amounts due from banks and federal funds sold and reverse repurchase agreements. Generally, federal funds sold and reverse repurchase agreements are purchased and sold for one-day periods.

Reverse Repurchase Agreements and Repurchase Agreements: Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. Securities, generally U.S. government, federal agency and agency mortgage-backed securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party. The fair value of collateral either received from or provided to a third party is continually monitored by Provident.

Securities: Securities are classified as available for sale or trading. Securities classified as available for sale are intended to be held for indefinite periods of time. These securities are stated at fair value with unrealized gains and losses (net of taxes) reported as a separate component of shareholders' equity.

Securities purchased with the intention of selling them in the near term are classified as trading. These securities are carried at fair value with unrealized gains and losses included in noninterest income. The specific identification method is used for determining gains and losses from securities transactions.

Loans and Leases: Loans are generally stated at the principal amount outstanding. Loans that are intended to be sold within a short period of time are classified as held for sale. Loans held for sale are reported at the lower of aggregate cost or market value. Interest on loans is computed on the outstanding principal balance. The portion of loan fees which exceeds the direct costs to originate the loan is deferred and recognized as interest income over the actual lives of the related loans using the interest method. Any premium or discount applicable to specific loans purchased is amortized over the remaining lives of such loans using the interest method. Loans are generally placed on nonaccrual status when the payment of principal or interest is past due 90 days or more. However, installment loans are not placed on nonaccrual status because they are charged off in the month the loans reach 120 days past due. In addition, loans that are well secured and in the process of collection are not placed on nonaccrual status. When a loan is placed on nonaccrual status, any interest income previously recognized that has not been received is reversed. Future interest income is recorded only when a payment is received and collection of principal is considered reasonably assured. Income on impaired loans is generally recognized on a cash basis.

Unearned income on direct financing leases is amortized over the terms of the leases resulting in an approximate level rate of return on the net investment in the leases. Income from leveraged lease transactions is recognized using a method that yields a level rate of return in relation to Provident's net investment in the lease. The investment includes the sum of the aggregate rentals receivable and the estimated residual value of leased equipment less unearned income and third party debt on leveraged leases. Commercial leases are generally placed on nonaccrual status when payments are past due 90 days or more while consumer leases are generally charged off in the month the leases reach 120 days past due.

Reserve for Loan and Lease Losses: The reserve for loan and lease losses is maintained at a level necessary to absorb losses in the lending portfolio. The reserve is increased by charges to earnings, as provisions for loan and lease losses. Loans and leases deemed uncollectible are charged off and

Neill Jon Patraic
Nelms Henrietta Laverne
Nelms Jeannie Marie
Nelson Jacqueline S
Nelson Marion E
Nestok Cynthia A
Netzel Joseph R
Neu Jr Robert W
Neumann Steve Andrew
Neumayr Angie Lynn
Newcomb Cynthia Dawn
Newman Christopher B
Newman Maria Teresa
Newsome Tracy E
Newton Anna
Nguyen Chi T
Nicht Kevin Leigh
Nichting Rebecca L
Niemeyer Joseph L
Niemiec Denise
Niermann Julia A
Nies Suzanne Nichole
Nivens Louis Brent
Nixon Jacqueline L
Nonu Roxie B
Nordloh Lisa S
Norton Amanda Jill
Norwood Kimberly A
Nowell Cherryl E
Nugent Diane Carol
Nunnemaker Kimberly A
Obach Mavi D
O'Brien Jennifer Kay
O'Brien Michael J
O'Brien Patrick Martin
Ochs Iv Philip E
O'Connor Dennis
Odenwald Rebecca A
O'Driscoll Marilyn A
Oelling Cheryl Ann
Oeters Sheila M
Ojeda Lydia E
Oldfield Doug Neal
Olds Robert C
Oliva Jose
Olivencia Reynaldo X
Oliver David F
Oliverio David Mark
Ollier C John
Ollier-Ottopal Michele
O'Neal Ashon
O'Neal Cermensior
O'Neill Daniel Edmund
Ooten Judy F
Orozco Joe
Osborn Donald William
Osborne Jason Paul
Ostberg Roxanne
Ostendorf Cinnamon L
Otis Clydia
Otte Frankie Sue
Overstreet Ashawnte K
Owen Jennifer Jae

deducted from the reserve and recoveries on loans and leases previously charged off are added back to the reserve.

Management's determination of the adequacy of the reserve is based on an assessment of the losses given the conditions at the time. This assessment consists of certain loans and leases being evaluated on an individual basis, as well as all loans and leases being categorized based on common credit risk attributes and being evaluated as a group. Loans and leases reviewed on an individual basis include large non-homogeneous credits where their internal credit rating is at or below a predetermined classification. Corporate loans and leases not individually reviewed are segmented by their internal risk rating while consumer loans and leases are segmented by retail product. Analyses are performed on each segment of the portfolio based upon trends in delinquencies, charge-offs, economic factors and business strategies. Adequacy factors are adjusted based on any changes in expected losses in the segment.

Provident considers a corporate loan to be an impaired loan when it is probable that all amounts due will not be collected according to the contractual terms of the loan agreement. Provident measures the value of an impaired loan based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if more practical, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.

Loan and Lease Securitizations: Provident has securitized loans and leases it originated or purchased. Securitizations have provided Provident with immediate cash flows to fund additional loan and lease originations and purchases. Prior to June 30, 2000, Provident's securitizations were generally structured as sales, resulting in the removal of the loans and leases from the balance sheet and the recognition of gains or losses on the income statement. Since June 30, 2000, Provident's securitizations have been structured as secured financings, resulting in additional debt on the balance sheet and no recognition of gains or losses on the income statement. The switch to a secured financing structure does not affect the total profit Provident will recognize over the life of a loan, but rather impacts the timing of income recognition. Secured financing transactions, on a comparative basis, cause reported earnings from securitized loans to be lower in the initial periods and higher in later periods, as interest is earned on the loans. As a result, moving away from transaction structures that use gain-on-sale accounting will temporarily cause Provident's earnings to be lower over the near term.

Generally, when Provident structured its securitization transactions as sales, it retained (a) future cash flows of the underlying loans, net of payments due to investors of the securitization trust, servicing fees and other fees (referred to as Retained Interests in Securitized Assets or "RISAs"), (b) servicing rights on the loans and leases, and (c) reserve accounts used to absorb credit losses on the loans securitized. Gain or loss on the sale of the loans depended in portion on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the assets retained based on their relative fair value at the date of transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for assets retained, so Provident generally estimates fair value based on the present value of future expected cash flows estimated using management's best estimates of the key assumptions, including credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved.

Leased Equipment and Premises and Equipment: Leased equipment and premises and equipment are stated at cost less depreciation and amortization that are computed principally on the straight-line method over the estimated useful lives of the assets.

Other Real Estate and Equipment: Other real estate and equipment acquired through partial or total satisfaction of loans is recorded at the lower of cost or fair value and is included in other assets of the consolidated balance sheets. Provident's policy is to include the unpaid balance of applicable loans in the cost of other real estate and equipment. However, in no case is the carrying value of other real estate and equipment greater than fair value.

Capitalized Servicing Rights: Servicing rights associated with loans sold with servicing retained, or the purchase of loan servicing, are capitalized and included in other assets. The value of these capitalized servicing rights is amortized over the period of estimated net servicing revenue and recorded as a reduction of servicing income. The carrying value of these rights is periodically reviewed for impairment.

Goodwill and Other Intangibles: The excess of the purchase price over net identifiable tangible and intangible assets acquired in a purchase business combination (goodwill) is included in other assets. Goodwill related to acquisitions has been amortized over varying periods not exceeding 25 years.

Owen Lori M
Owens Adaiah Marie
Owens Amy L
Owens Eddie Michael
Owens Jennifer
Pace Dana M
Paden Carol Rae
Page Rachel Marie
Panandiker Alka Rajan
Pankey Lisa Yolonda
Paoletti Jean
Paradkar Seema A
Paris George
Parker Barbara Jo
Parker Cynthia M
Parker Frances Giselle
Parker Lavon
Parker Sheila Carol
Parker Thomas W
Parlato Gina Lee
Parnell Christy L
Parnell Patricia Dee
Parrott Charonda Q
Parsons Rick L
Parsons Teena M
Parton Steve W
Patmon Christian William
Patrick Dawn
Patrick Pamela L
Patterson Christopher
Patterson Dawne S
Patton Amber
Patton Peggy B
Paugh Ronald
Paul Bonnie Reams
Paul Sonja Beate
Pauley Theresa A
Pavleski Gina L
Payne Douglas A
Payne Jennifer Dailey
Payne Karen Kimberly
Pazier Thomas John
Peace Barry Lee
Pearce John Joseph
Pearson Robert
Pechiney James Edward
Peck Jennifer A
Pelle Diana Sue
Pelphrey Todd H
Pennington James David
Pennington Philip A
Penrod Delmous Lee
Perdue Fonda D
Perez Elizabeth Mary
Perkins Sherry D
Perry Kimberly K
Perry Sandra M
Peter Allison M
Peters Autumn R
Peters Christopher Kyle
Peters Denise H
Peters Nancy Jo
Peters Tracy

Stock-Based Compensation: Statement of Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require, adoption of a fair value-based accounting method for stock-based employee compensation plans. Provident elected to continue its accounting in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", whereby no compensation expense is recognized for the granting of stock options when the exercise price of the option equals the market price of the underlying stock at date of grant.

Income Taxes: Provident files a consolidated federal income tax return that includes all of its subsidiaries. Subsidiaries provide for income taxes on a separate-return basis and remit to Provident amounts determined to be currently payable.

Derivative Financial Instruments: Provident employs derivatives such as interest rate swaps, caps and floors to manage the interest sensitivity of certain on and off-balance sheet assets and liabilities. The net interest income or expense on interest rate swaps, caps and floors is accrued and recognized as an adjustment to the interest income or expense of the associated on and off-balance sheet asset or liability.

Provident adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, on January 1, 2001. SFAS No. 133 requires that derivatives be recognized as either assets or liabilities in the balance sheet and that those instruments be measured at fair value. The accounting for the gain or loss resulting from the change in fair value depends on the intended use of the derivative. For a derivative used to hedge changes in fair value of a recognized asset or liability, or an unrecognized firm commitment, the gain or loss on the derivative will be recognized in earnings together with the offsetting loss or gain on the hedged item. This results in earnings recognition only to the extent that the hedge is ineffective in achieving offsetting changes in fair value. For a derivative used to hedge changes in cash flows associated with forecasted transactions, the gain or loss on the effective portion of the derivative will be deferred, and reported as accumulated other comprehensive income, a component of shareholders' equity, until such time the hedged transaction affects earnings. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings. Note 17 provides additional detail on the accounting for derivative instruments and on derivative instruments held by Provident.

Accounting Pronouncements Effective for Future Periods: In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets continue to be amortized over their useful lives.

Provident will apply the new rules on accounting for goodwill and other intangible assets beginning in 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $2.9 million, or six cents per share, per year. During 2002, Provident will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Provident cannot predict what effect the results of these tests will have on its earnings and financial position.

In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. This SFAS requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. This SFAS is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. Provident expects to adopt SFAS No. 143 as of January 1, 2003 and it does not expect that the adoption of the SFAS will have a significant impact on its financial position and results of operations.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" becomes effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. This SFAS addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. Provident expects to adopt SFAS 144 as of January 1, 2002 and it does not expect that the adoption of the SFAS will have a significant impact on its financial position and results of operations.

Peterson Barry Alan
Petrie Laura Schmidt
Petrina Christopher J
Pettijohn Julie Ann
Pettrey Stephanie H
Pfahl Daniel Raymond
Pfeffer Donna Jean
Pfennig Michael F
Pfister Michael M
Pflum Victoria Cecelia
Phelps Patricia L
Phelps Patricia M
Phillips Pamela Sue
Pickerell Andrea C
Pickett Angela Lavonne
Pickett Barbara Ann
Pickett Melissa A
Pieples Lori A
Pierce III Robert
Pierce Kenneth L
Pierce Nancy Marie
Pinchera Earnest L
Pitts Alisha P
Pitts Sharon J
Pizzurro Mark S
Placke Christopher D
Platt Samantha Sue
Pless Nellie
Plum James Jonathan
Plump William L
Poff Melissa Ann
Pointer Lisa
Poling John R
Pollaris Greta
Pollitt Melissa Lee
Pompey Robert W
Ponchot Deborah
Pons Melissa E
Poole James
Pope Victoria Seth
Porter Lashyia
Porter Nicole Lee
Posey Michelle R
Post Claudette A
Potts Karen Louise
Powell Jr Gene R
Powell Cathleen
Powell Emily A
Powell Eric Daryl
Powell Essie B
Powell Jennifer A
Powell Matthew Edward
Powers Dianne Baker
Powers Paul
Prater Tina Marie
Pratt Angela
Pratt Donna Jean
Preisler Bonnie
Prewitt Beverly L
Price Jennifer D
Prichard Edna R
Prince Sheeleah B
Pristas Beverley A

NOTE 2

Investment Securities: The amortized cost and estimated market values of securities available for sale at December 31 were as follows:

(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2001:				
U.S. Treasury and Federal Agency Debentures	$ 302,912	$ 4,046	$ (402)	$ 306,556
State and Political Subdivisions	3,185	28	(14)	3,199
Mortgage-Backed Securities	2,700,620	10,544	(37,990)	2,673,174
Other Securities	576,874	10	(765)	576,119
	$ 3,583,591	$ 14,628	$ (39,171)	$ 3,559,048
2000:				
U.S. Treasury and Federal Agency Debentures	$ 326,721	$ 350	$ (1,614)	$ 325,457
State and Political Subdivisions	3,317	-	(16)	3,301
Mortgage-Backed Securities	1,938,546	7,615	(30,559)	1,915,602
Asset-Backed Securities	44,257	-	(2,196)	42,061
Other Securities	728,363	10	(1,173)	727,200
	$ 3,041,204	$ 7,975	$ (35,558)	$ 3,013,621

Investment securities with a carrying value of approximately $1.9 billion and $1.3 billion at December 31, 2001 and 2000, respectively, were pledged as collateral to secure public and trust deposits, repurchase agreements, Federal Home Loan Bank advances, interest rate derivatives and for other purposes.

In 2001, 2000 and 1999 gross gains of $10.3 million, $4.2 million and $.5 million and gross losses of $10.3 million, $4.0 million and $.4 million, respectively, were realized on the sale of securities available for sale.

Mortgage-backed securities are shown below based on their estimated average lives at December 31, 2001. All other securities are shown by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In Thousands)	Amortized Cost	Estimated Market Value
Due in one year or less	$ 346,457	$ 351,170
Due after 1 through 5 years	2,145,981	2,146,277
Due after 5 through 10 years	804,082	791,684
Due after 10 years	287,071	269,917
Total	$ 3,583,591	$ 3,559,048

Privett Jason E
Probst David L
Proctor Carol L
Proffitt John A
Profitt Teresa Lynn
Prudhomme Kristina M
Pruitt June M
Prunty Vivian
Puckett Erin E
Pujara Amita L
Pulskamp Karen K
Purcell Ishmael
Purtee Barbara J
Quatman Jeffrey T
Queen Cynthia Ann
Quick Delora Lee
Quick Jacqueline
Quillen Terry Wayne
Raab Michelle L
Rackers Lynn Marie
Rackley Victoria Anne
Rader Theresa L
Radzwion Dena J
Rael Renee B
Raffaelli Paul Alfred
Raines J Donald
Ramos Mario
Ramsey Nicolle A
Ramsey Robin R
Rand Amy E
Randall Edward
Randolph Rosemary Angela
Randolph Teresa D
Rapnikas Darlene D
Razor Daniel R
Re Dino Anthony
Read Elisabeth Jean
Read George Anthony
Rebold David Joseph
Rechetnikova Aaliyah Elizabeth
Reckers Jaye Carol
Reckers Judy Ann
Reddington Sarah Ellen
Redford John Eric
Redman Anthony J
Redmond Adrienne Denise
Reece Adam D
Reed Aaron
Reed Robert Allen
Reed Sharon Ann
Reese Barbara Elaine
Reeves April S
Refour James L
Regenhold Patricia Lynn
Reichardt Diana Lynn
Reichle Kelly Ann
Reid Kenyatta L'enea
Reilly Maureen E
Reinersman Virginia R
Reinsmith Paul W
Reinstetle Kimberly S
Relich Jennifer M
Renner Donna L

NOTE 3

Leasing: Provident originates leases which are classified as either finance leases or operating leases, based on the terms of the lease arrangement. When a lease is classified as a finance lease, the future lease payments, net of unearned income, and the estimated residual value of the leased property at the end of the lease term are recorded as an asset under "Loans and Leases". The amortization of the unearned income is recorded as interest income. When a lease is classified as an operating lease, the costs of the leased property, net of depreciation, is recorded as "Leased Equipment". Rental income is recorded as noninterest income while the depreciation on the leased property is recorded as noninterest expense.

Commercial lease financing includes the leasing of transportation, manufacturing, construction, communication, data processing and office equipment. The majority of the leases are classified as direct financing leases, with expiration dates over the next 1 to 11 years. Rentals receivable at December 31, 2001 and 2000 include $118 million and $109 million, respectively, for leveraged leases, which is net of principal and interest on the nonrecourse debt. The residual values on the leveraged leases that were entered into are estimated to be approximately $112 million and $127 million in total at December 31, 2001 and 2000, respectively.

Consumer lease financing is the leasing of automobiles. The leases are classified as direct financing leases, with expiration dates over the next 1 to 7 years.

The components of the net investment in lease financing at December 31 were as follows:

(In Thousands)	2001		2000	
	Commercial	Consumer	Commercial	Consumer
Rentals Receivable	$ 1,233,491	$ 996,225	$ 581,166	$ 725,038
Leases in Process	15,961	2,398	15,003	3,717
Estimated Residual Value of Leased Assets	199,938	725,233	180,153	524,635
	1,449,390	1,723,856	776,322	1,253,390
Less: Unearned Income	(261,071)	(260,198)	(168,844)	(213,745)
Net Investment in Lease Financing	$ 1,188,319	$ 1,463,658	$ 607,478	$1,039,645

The following is a schedule by year of future minimum lease payments to be received on lease financing for the next five years as of December 31, 2001:

(In Thousands)	Commercial	Consumer
2002	$ 429,548	$ 280,088
2003	306,974	261,344
2004	192,543	222,425
2005	113,420	153,604
2006	61,239	67,143
Thereafter	129,767	11,621
Total	$ 1,233,491	$ 996,225

Operating leases consist of the leasing of transportation equipment, manufacturing equipment, data processing and office equipment to commercial clients. Terms of the leases range from 1 to 9 years. At the expiration of an operating lease, the leased property is generally sold or another lease agreement is initiated. Accumulated depreciation of the operating lease equipment was $67.8 million and $67.4 million as of December 31, 2001 and 2000, respectively. The future gross minimum rentals, by year, under noncancelable leases for the rental of leased equipment are $30.7 million for 2002; $24.4 million for 2003; $19.8 million for 2004; $11.1 million for 2005; $6.6 million for 2006 and $8.9 million thereafter.

In addition to the leases discussed above, Provident sold vehicles, which had been classified as finance leases, to institutional investors under sale-leaseback transactions. Under terms of these transactions, Provident continues to collect

Renner Thomas James
Rentz John D
Repsold Alexandra
Reuter Scott Anthony
Reynolds Alicia
Reynolds Cheryl Jane
Reynolds Jacquelyn Yvonne
Reynolds James L
Rhizor Jay W
Rhodes Kristen
Rhoton Datha D
Riccardi Richard G
Rice Sandra Jo
Rice Sharon D
Richardson Jr Oman P
Richardson Benjamin R
Richardson Mary E
Richburg Urane Delz
Richmond Kristin N
Richter Gerry Donald
Ricks Donna Jean
Ricks Heather L
Rider Jennifer Lynn
Ried Dawn E
Rielage Anthony
Riep Evelte Nicole
Ries Charlene W
Riggs April A
Riggs Theresa G
Righter William Ross
Riley Charles Joseph
Riley David Brian
Riley Janet M
Riley Latousha Denise
Rinaldi Edward P
Rinaldi Robert J
Rinaldi Vincent D
Rinehart Richard D
Rinfrow Colleen Beatrice
Ringwald Brad J
Rinker Jeffrey Alan
Rion Gail
Risher Joseph Barry
Ritter Deanna Marie
Rizzuto William Philip
Robb Jeffrey Charles
Robben Teena
Robel Faith E
Roberto Paul A
Roberts Kelly
Roberts Kelly Renee
Roberts Michael Brian
Roberts William
Robins Kathleen A
Robinson Donnie R
Robinson Kelley Denise
Robinson Latoya
Robinson Sonya Chere
Robinson Valerie J
Roden Lorie A
Rodziewicz Holly J
Roeck Peggy Ann
Roehm Ruth M

rental payments from its original lessees. Provident, as lessee in the sale-leaseback transactions, is accounting for the lease-back of these vehicles as operating leases. Differences between the rentals received from the original lessees and the rentals paid to the investors are recorded as noninterest income. Outstanding leases under these sale-leaseback transactions totaled $980 million and $1,135 million as of December 31, 2001 and 2000, respectively.

NOTE 4

Reserve for Loan and Lease Losses: The changes in the loan and lease loss reserve for the years ended December 31 were as follows:

(In Thousands)	**2001**	2000	1999
Balance at Beginning of Period	**$ 154,300**	$ 94,045	$ 78,867
Provision for Loan and Lease Losses			
Charged to Earnings	**225,748**	131,281	48,417
Acquired Reserves	**10,003**	2,377	1,263
Recoveries Credited to the Reserve	**16,646**	13,775	12,788
	406,697	241,478	141,335
Losses Charged to the Reserve	**(166,044)**	(87,178)	(47,290)
Balance at End of Period	**$ 240,653**	$ 154,300	$ 94,045

The following table shows Provident's investment in impaired loans as defined under SFAS No. 114 as amended by SFAS No. 118:

(In Thousands)	**2001**	2000
Impaired Loans Requiring a Valuation Allowance of $18.8 Million in 2001 and $8.1 Million in 2000	**$ 64,245**	$ 29,161
Impaired Loans Not Requiring a Valuation Allowance	**-**	-
Total Impaired Loans	**$ 64,245**	$ 29,161
Average Balance of Impaired Loans for the Year	**$ 52,367**	$ 38,000

Interest income recognized on impaired loans during 2001 or 2000 was $0 and $.2 million, respectively. The valuation allowance recorded on impaired loans is included in the reserve for loan losses.

Loans and leases on nonaccrual status at December 31, 2001, 2000 and 1999 were $176.9 million, $96.0 million and $55.7 million, respectively. Loans renegotiated to provide a reduction or deferral of interest or principal were $0 at December 31, 2001 and 2000 and $1.5 million at December 31, 1999.

Roemer Jameson
Roesser Laura L
Rogan Deborah A
Rogers Carlene E
Rogers Jennifer Karen
Rogers Laura A
Rogers Paul E
Rollins Keisha A
Roma Debra Lynn
Romano Claudio
Romans Wanda
Romero-Baker Gail J
Rooney Michael R
Root Jennifer R
Rose Brian David
Rose Shannon M
Roseman Duane Anthony
Rosenberger Jennifer L
Rosenthal Mark J
Rosser Sharon Elizabeth
Rost Kevin Tod
Rothacker Emily
Rotthaar Suzanne
Rottkamp Cynthia
Rowland Peggy J
Ruark Teresa A
Rubenbauer John E
Rudolph Florence
Rudy Armin W
Ruebusch Robin S
Ruehlmann Milissa Marie
Rueve Peggy A
Rueve Rosanne E
Ruiz Mario
Rump David Joseph
Rumpke Nadine J
Rundo Michelle
Runge Daniel T
Runyon Tiwona D
Ruschman Philip
Rushing Jr John Louis
Rushing Melissa L
Russell Anna Ruth
Russell Joyce A
Russell Lori M
Russell Sheryl L
Ruter Ann Marie
Rutherford Amberly B
Rutherford Marya
Ruwe Stephen Christopher
Ryan Clifrean Adams
Ryan Daniel P
Ryan Judith Lynn
Ryan Maureen P
Ryan Shauna K
Ryba Charles Howard
Ryles Victoria Joan
Sabo Gerald W
Sakalas Sally A
Sales Linda G
Sammons Karla M
Sammons Kris E
Sammons Lisa Marie

NOTE 5

Premises and Equipment: The following is a summary of premises and equipment at December 31:

(In Thousands)	2001	2000
Land	$ 11,921	$ 11,779
Buildings	40,802	38,772
Leasehold Improvements	17,889	16,827
Furniture and Fixtures	163,101	148,196
	233,713	215,574
Less Depreciation and Amortization	(130,628)	(111,655)
Total	$ 103,085	$ 103,919

Rent expense for all bank premises and equipment leases was $15.1 million, $14.1 million and $12.9 million in 2001, 2000 and 1999, respectively. The future gross minimum rentals, by year, under noncancelable leases for the rental of premises and equipment are $14.1 million in 2002, $13.2 million in 2003, $12.1 million in 2004, $10.1 million in 2005, $9.2 million in 2006 and $28.3 million thereafter.

NOTE 6

Short-Term Debt: Short-term debt was as follows:

(Dollars in Thousands)	2001	2000	1999
Year End Balance:			
Federal Funds Purchased and Repurchase Agreements	$ 1,643,238	$ 443,073	$ 774,551
Commercial Paper	240,571	187,090	201,784
Short Term Notes	74,490	8,860	1,500
Weighted Average Interest Rate at Year End:			
Federal Funds Purchased and Repurchase Agreements	2.28%	5.97%	4.35%
Commercial Paper	1.67	6.02	5.09
Short Term Notes	9.13	6.90	4.52
Maximum Amount Outstanding at Any Month End:			
Federal Funds Purchased and Repurchase Agreements	$ 1,923,501	$ 1,819,778	$ 1,261,003
Commercial Paper	273,898	209,393	229,058
Short Term Notes	74,490	177,560	1,500

At December 31, 2001, Provident had $200 million in general purpose lines of credit with unaffiliated banks. These lines, which expire March 28, 2002, are renewable on an annual basis. As of January 16, 2002, these lines had not been used.

Sampson Gordon
Sams Sharon L
Samuel Toya Tenika
Sanchez Rudilania
Sanders Eric
Sanders Gary
Sandmann Amy Marie
Sandul James William
Sandusky Beth Ann
SanFilippo Anthony
Sanford Frederick R
Sanger Lorinda M
Sangster Patricia A
Sapio Lois
Sarbell Donna Denise
Sarian Helen H
Saunders Jennifer M
Savage Brent A
Savage Paul R
Sawyer Corey Tyson
Sawyer Gladys M
Sawyers Sandra J
Sberna Frank J
Scanlon Mary Elizabeth
Scarborough Melissa Shen
Schack Laura
Schaffner Amy B
Schaner Jeffrey P
Scharf Patricia Ann
Schauerman Chris L
Scheidler Sara Elizabeth
Scheland Diane Lynn
Schenke Jill E
Schenz Matthew
Schepel Sheri
Scheyer Albert D
Schiele-Watson Carolyn
Schiess Michael Adrian
Schill Anna Marie
Schlain Marilyn F
Schlimm Joseph Simon
Schmidt Jamie P
Schmidt John David
Schmidt Josephine E
Schmidt Julia L
Schmidt Louis S
Schmidt Priscilla Mead
Schmidt Theresa L
Schmidt-Hurtt Marianne
Schmitt Caryn
Schmitt Patricia Ann
Schmitz David John
Schmitz Jamie Bryan
Schmutte Ryan S
Schneider Doralisa
Schneider Kimberly L
Schneider Megan E
Schneider Rena
Schneider Susan Lynn
Schnelle Mary Lou
Schoenhoft Rosemary
Schofstoll Pamela Lynn
Scholler Jan Thomas

NOTE 7

Long-Term Debt: Long-term debt consisted of the following:

(Dollars in Thousands)	Stated Rate (1)	Effective Rate (2)	Maturity Date	December 31, 2001	2000
Provident (Parent Company):					
Miscellaneous Notes	Various	Various	Various	$ **359**	$ 1,245
Subsidiaries:					
$1.5 Billion Bank Notes Program:					
Fixed Rate Senior	8.50 %	8.75%	2002	**99,892**	99,789
Fixed Rate Senior	n/a	n/a	n/a	**-**	12,500
Notes Payable to Federal Home Loan Bank:					
Fixed Rate	5.84	5.84	2009	**253,210**	253,336
Fixed Rate	5.98	5.98	2010	**420,000**	420,000
Fixed Rate	Various	Various	Various	**57,915**	64,681
Subordinated Notes:					
Floating Rate	n/a	n/a	n/a	**-**	24,750
Fixed Rate	7.13	2.84	2003	**74,986**	74,975
Fixed Rate	6.38	2.79	2004	**99,867**	99,802
Secured Debt Financings:					
Secured by Auto Leases	5.76	1.25	2004	**69,884**	83,777
Secured by Auto Leases	6.04	6.04	2005	**29,496**	33,328
Secured by Auto Leases	5.35	5.35	2007	**29,775**	32,511
Secured by Auto Leases	5.89	9.34	2007	**430,141**	458,360
Secured by Auto Leases	2.22	4.46	2007	**287,158**	-
Secured by Residential Properties	6.98	3.32	2005	**985,456**	981,840
Secured by Equipment Leases	7.27	7.27	2005	**83,665**	126,915
Miscellaneous Notes	Various	Various	Various	**19,361**	6,684
				2,940,806	2,773,248
Total				$ **2,941,165**	$2,774,493

(1) Stated rate reflects interest rate on notes as of December 31, 2001.

(2) Effective rate reflects interest rate paid as of December 31, 2001 after adjustments for notes issued at discount or premium, capitalized fees associated with the issuance of the debt and interest rate swap agreements entered to alter the payment characteristics.

Under Provident Bank's amended $1.5 Billion Bank Notes program, notes can be issued with either fixed or floating rates. The notes are not secured nor does the FDIC insure them. At December 31, 2001, $1.4 billion was available under this program.

The notes payable to the Federal Home Loan Bank are collateralized by investment securities and residential loans with a book value of $1.3 billion. They are subordinated to the claims of depositors and other creditors of Provident and are not insured by the FDIC.

At December 31, 2001, $175 million of subordinated notes were outstanding. A percentage of subordinated notes qualify as Tier 2 capital for regulatory capital calculations. These notes are subordinated to the claims of depositors and other creditors of Provident and are not insured by the FDIC.

In the third quarter of 2000, Provident decided to change the structure of its securitizations resulting in the elimination of gain-on-sale accounting. Securitizations of loans and leases since this time have been structured to account for the transactions as secured financings. This type of securitization structure results in cash being received to fund future loan and lease originations and debt being recorded. In connection with these transactions, Provident has pledged $1 billion in residential and home equity loans, $895 million in auto leases and $83 million in equipment leases.

As of December 31, 2001, scheduled principal payments on long-term debt for the following five years were as follows:

(In Thousands)	2002	2003	2004	2005	2006
Provident (Parent Company)	$ 120	$ 120	$ 119	$ -	$ -
Subsidiaries	201,146	162,420	216,535	1,061,949	57,518

NOTE 8

Guaranteed Preferred Beneficial Interests in Company's Junior Subordinated Debentures: Wholly-owned subsidiary trusts of Provident have issued $462.5 million of preferred securities and, in turn, purchased $462.5 million of newly-authorized Provident junior subordinated debentures. The debentures provide interest and principal payments to fund the trusts' obligations. Provident fully and unconditionally guarantees the preferred securities. The preferred securities qualify as either Tier 1 or Tier 2 capital for bank regulatory purposes. The sole assets of the trusts are the debentures. The junior subordinated debentures consisted of the following at December 31:

(Dollars in Thousands)	Stated Rate	Effective Rate (1)	Maturity Date	December 31, 2001	2000
November 1996 Issuance	8.60%	8.67%	12/01/26	$ 99,066	$ 99,004
June 1999 Issuance	8.75%	3.23%	06/30/29	121,391	121,259
November 2000 Issuance	10.25%	4.64%	12/31/30	109,141	108,976
March 2001 Issuance	9.45%	4.85%	03/30/31	121,161	-
Total				$ 450,759	$ 329,239

(1) Effective rate reflects interest rate paid as of December 31, 2001 after adjustments for notes issued at discount or premium, capitalized fees associated with the issuance of the debt and interest rate swap agreements entered to alter the payment characteristics.

NOTE 9

Income Taxes: The composition of income tax expense follows:

(In Thousands)	2001	2000	1999
Current:			
Federal	$ 11,704	$ 22,681	$ 62,108
State	546	1,649	1,971
	12,250	24,330	64,079
Deferred	857	20,001	18,861
Total	$ 13,107	$ 44,331	$ 82,940

Sharpe Briana L
Shea Kevin
Sheal Jennifer Diane
Sheffield Brenda K
Shelton Dianna L
Shepard Bridget
Sheppard Barbara
Sherman Geraldine
Sherman James
Shields Angela S
Shiffert Lonnie L
Shinkle Deborah Louise
Shova John Paul
Shover Michael D
Shreve William Richard
Shue Nancy K
Sias James P
Sias Randall Gale
Siddiqui Sabah
Siegmund Sarah Lynn
Sierzputowski Cary M
Silber Mary Agnes
Silcox Jane K
Silkauskas Barbara
Silvati Michael Joseph
Silverberg Jay Edward
Silvernail Curtis V
Silvia Jane Carol
Simmins Elizabeth J
Simmonds Laurice A
Simmons Christopher J
Simmons Ellis
Simmons Mark Alan
Simmons Patricia Ann
Simmons Shawn Earl
Simms Cynthia M
Simon Kim
Simpson Jeanette Lynn
Simpson Toni Marie
Sims Penelope Zonars
Sisson Christopher
Sisson Rebecca M
Sisum Sandra P
Sizemore Meredith E
Skinner Jessica Lynn
Skinner Timothy Richardson
Skirvin Beverly A
Slageter Jr Eugene Carl
Slater Toneasha L
Slavik April K
Sloan Christine
Slorp Darren C
Smagacz Matthew S
Small David Jon
Smalls Markita Y
Smallwood Angela M
Smeck Jason D
Smethurst Elaine C
Smethwick Edward R
Smith Andrea C
Smith Beth A
Smith Betty N
Smith Bradley L

The effective tax rate differs from the statutory rate applicable to corporations as a result of permanent differences between accounting and taxable income. The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate was as follows:

(In Thousands)	2001	2000	1999
Tax at Statutory Rate (35%)	$ 12,754	$ 41,280	$ 79,133
State Income Tax, Net of Federal Tax Benefit	355	1,072	1,281
Tax Effect of:			
Non-Deductible Amortization of Goodwill	1,257	1,273	529
Tax Credits	(1,113)	(1,063)	(779)
Other - Net	(146)	1,769	2,776
Applicable Income Taxes	$ 13,107	$ 44,331	$ 82,940

At December 31, 2001, for income tax purposes, Provident had a federal net operating loss carryforward of $103.0 million available, which expires in the year 2021.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Provident's deferred tax liabilities and assets as of December 31 are as follows:

(In Thousands)	2001	2000	1999
Deferred Tax Liabilities:			
Excess Lease and Partnership Income	$ 192,142	$ 147,821	$ 137,916
Securitizations	58,433	34,752	15,410
Deferred Loan Costs	30,485	26,600	11,094
Other	19,225	13,599	14,071
Total Deferred Tax Liabilities	300,285	222,772	178,491
Deferred Tax Assets:			
Reserve for Loan and Lease Losses	87,769	57,957	39,989
Unrealized Loss on Investment Securities	53,150	9,654	26,843
Deferred Compensation	9,210	7,555	6,596
Federal Net Operating Loss Carryforward	36,044	-	-
Other	24,335	15,190	9,837
Total Deferred Tax Assets	210,508	90,356	83,265
Net Deferred Tax Liabilities	$ 89,777	$ 132,416	$ 95,226

Smith Cindy M
Smith Daniel Nelson
Smith DeLane Durae
Smith Georgia F
Smith H L
Smith Kathleen A
Smith Kevin P
Smith Kevin Raymond
Smith Kimberly Ann
Smith Kimberly Anne
Smith Latreece A
Smith Lila Rosie
Smith Michelle Lynn
Smith Quincy R
Smith Rachel A
Smith Regan Lyle
Smith Regina
Smith Rhoda
Smith Tamar Flamont
Smith Tammy
Smith Thomas
Smith Toni Shannon
Smith Trever M
Smith Vera R
Smothers Crystal C
Smucker Katherine L
Smythe Mary Victoria
Smythe Amy E
Snell Amy Joan
Snell Rosa L
Snyder Charles John
Snyder Christopher
Snyder Ernest
Snyder Michelle E
Snyder Richard W
Snyder Teresa Jane
Sobers Johanna
Sobers Joshua F
Sohngen Thomas M
Solak Joel
Solly Melissa C
Sommer Nicholas Alan
Sonnefeld Karl Mark
Soper Amy Elizabeth
Soper Beth Ann
Sorrell Brittany J
Sorrells Romona M
Sortman Katherine J
Sotak Jodie
Soward Marilyn M
Sparber Dale Paul
Sparks Melanie Louise
Sparks Tracy L
Sparmbleck Andrew
Spaw Julie Dee
Spears Kristina
Speckert Mary Kay
Speed-Cooper Lisa Denise
Speiden Latham C
Spell Lorna J
Spenceley Thomas C
Spencer Bernard E
Spencer Jeanne Risko

NOTE 10

Mergers and Acquisitions: In September 2000, Provident purchased Bank One Corporation's Housing and Health Care Capital business, including the operations and substantially all of the assets of Banc One Capital Funding Corporation, a wholly-owned subsidiary of Bank One. The business, which was renamed Red Capital Group, engages in the financing and loan servicing of multi-family and health-care facilities. Provident paid $129 million for the net assets with $11 million of goodwill being recorded which was being amortized over a 15 year period. As the acquisition was recorded under the purchase accounting method, the assets acquired and liabilities assumed were recorded at estimated fair value and the accounts and operations of Red Capital Group have been included in the consolidated financial statements from the date of acquisition only.

In February 2000, Provident acquired Fidelity Financial of Ohio, Inc., a holding company for Centennial Bank. Centennial operated fifteen banking centers in the greater Cincinnati metropolitan area and held deposits of $588 million. Provident issued 4.6 million shares of its common stock for the acquisition. The merger was accounted for as a pooling-of-interests. Accordingly, the assets acquired and liabilities assumed were recorded at historical value. The consolidated financial statements and other financial information for periods prior to the merger date include the accounts and operations of Fidelity Financial.

In December 1999, Provident purchased OHSL Financial Corp., the parent of Oak Hills Savings and Loan Company, F.A., for approximately 1.4 million shares of Provident Common Stock having an aggregate value of $54 million. Oak Hills, which had six branches located in Cincinnati, was merged with The Provident Bank. The acquisition was accounted for as a purchase transaction with $30 million of goodwill being recorded. The goodwill was being amortized over a 20 year period. As the acquisition was recorded under the purchase accounting method, the assets acquired and liabilities assumed were recorded at estimated fair value and the accounts and operations of Oak Hills have been included in the consolidated financial statements from the date of acquisition only.

NOTE 11

Merger and Restructuring Charges: In connection with Provident's acquisition of Fidelity Financial, direct-merger related and other post-merger business line restructuring charges of $39.3 million were recorded during the first quarter of 2000. These charges included non-cash write-downs of assets totaling $26.7 million. A charge of $5.1 million was taken on the write-down of fixed assets, primarily from the closing and consolidation of banking centers. Balance sheet restructuring, consisting primarily of the sale and write-down of acquired residential loans and investment securities, accounted for the remaining $21.6 million of these non-cash charges.

The merger and restructuring charges also included cash outlays totaling $12.6 million. The largest of the cash outlays was for severance costs totaling $8.6 million. Additionally, contract termination charges, primarily from lease buyout agreements on rented facilities, of $2.3 million were expensed. Finally, professional fees in connection with the acquisition of Fidelity Financial of $1.7 million were incurred. All cash outlays have been paid.

NOTE 12

Benefit Plans: Provident has a Retirement Plan for the benefit of its employees. Included under this plan is an Employee Stock Ownership Plan ("ESOP") and a Personal Investment Election Plan ("PIE Plan"). Provident also maintains a Life and Health Plan for Retired Employees ("LH Plan"), a Deferred Compensation Plan ("DCP") and stock option plans.

The ESOP covers all employees who are qualified as to age and length of service. It is a trusteed plan with the entire cost borne by Provident. All fund assets are allocated to the participants. Provident's contributions are discretionary by the directors of Provident. Provident paid approximately $4.1 million, $5.9 million and $8.8 million for 2001, 2000 and 1999, respectively.

The PIE Plan, a tax deferred retirement plan, covers all employees who are qualified as to age and length of service. Employees who wish to participate in the PIE Plan may contribute from 1% to 10% of their pre-tax salaries (to a maximum prescribed by the Internal Revenue Service) to the plan as voluntary contributions. Provident will make a matching contribution equal to 25% of the pre-tax voluntary contributions made by the employees on the first 8% of their pre-tax salaries during the plan year. The contribution made by Provident is charged against earnings as the employees' contributions are made. Provident incurred expense of $1.5 million, $1.4 million and $1.2 million for this retirement plan for 2001, 2000 and 1999, respectively.

Provident's LH Plan provides medical coverage as well as life insurance benefits to eligible retirees. Provident pays the entire cost for retirees who retired prior to 1993, however, Provident's responsibility for the payment of premiums is limited to a maximum of two times the monthly premium costs as of the effective date of the LH Plan. Monthly premiums exceeding the maximum amount payable by Provident shall be the responsibility of the retiree. Provident may amend or terminate the LH Plan at any time, without the consent of the retirees. Retirees retiring after 1992 are responsible for the entire cost of the LH premiums.

The DCP permits participants, selected by the Compensation Committee of the Board of Directors, to defer compensation in a manner that aligns their interests with those of Provident shareholders through the investment of deferred compensation in Provident Common Stock. The DCP allows participants to postpone the receipt of 5% to 50% of compensation until retirement. Amounts deferred are invested in a Provident Bank Stock Account or a Self-Directed Account. Provident will credit the Provident Bank Stock Account with an amount dependent upon Provident's pre-tax earnings per share, for each share of Provident Common Stock in the account. The calculated credit is charged against earnings by Provident annually. Under the DCP, Provident paid $0 for 2001 and 2000 and $1.7 million for 1999.

Provident has Employee Stock Option Plans, an Advisory Directors' Stock Option Plan and an Outside Directors' Stock Option Plan. During the first quarter of 2000, Provident established an Employee Stock Option Plan for the benefit of all Provident associates not participating in other stock option plans. The other stock option plans are for the benefit of its key employees and directors. The Employee Stock Option Plans made 12.3 million options available for grant. The options are to be granted, with exercise prices at market value, as of the date of grant. Options become exercisable beginning one year from date of grant generally at the rate of 20% per year. The Advisory Directors' Stock Option Plan and Outside Directors' Stock Option Plan authorized the issuance of 427,500 and 168,750 options, respectively.

The following table summarizes option activity for the three years ended December 31, 2001:

	2001		2000		1999	
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Outstanding at Beginning of Year	$28.84	5,480,365	$30.00	4,205,113	$27.52	3,747,888
Acquired	-	-	-	-	9.16	12,616
Granted	29.17	1,407,432	27.29	2,079,600	37.78	761,285
Exercised	10.37	(374,567)	17.27	(196,130)	14.46	(219,682)
Canceled	30.82	(369,871)	35.30	(608,218)	27.37	(96,994)
Outstanding at End of Year	$29.92	6,143,359	$28.84	5,480,365	$30.00	4,205,113

Spicer Barbara Jean
Spicker Bertie H
Spoonamore Beverly K
Spurling Tia
StAmour Lance Craig
Stacey Shannon M
Stacy Amanda K
Stacy Stacey J
Stadtmiller Connie
Stafford Carmen Y
Stafford Christopher Scott
Stagney Edward Michael
Stambush William F
Stamm Roxanne Lyn
Stamp Geoffrey Thomas
Stanforth Vickie Lee
Starcher Tammy
Starr Brian Allen
Starr Tina M
Staubach Debra Lee
StClair Jodie Ann
Stearns Richard D
Steers Taryn K
Steffen Amber Dawn
Steiner Andrew
Stemberga Jacqueline
Stephens Jr Walter
Stephens Heidi Ellen
Stephens Mary Clare
Sterling Richard Maury
Stevens James
Stevens Kathleen
Stevie Sheila
Stewart Crystal E
Stewart Donna Marie
Stewart Elaine L
Stewart Judith A
Stewart Thomas
Stewart Verod K
Stiles Deborah Joan
Stinson Tina M
Stith Alana Patricia
Stokes Iv James C
Stokes Deruisa L
Stokes Larry
Stollings Anthony M
Stolzenberger Joan Carole
Stone Charles Joseph
Storms Claudia L
Stouder Tonya
Stoutenborough Douglas D
Strain Dawn Marie
Strassel Patricia A
Strathmann Cynthia Ann
Strawser Debbie A
Strickland David
Stromberg Mark C
Stroud Andrea Dionne
Struebing Laurie Ann
Strunk Kimberly Jean
Stuart Donald S
Stuart Marshall Myron
Stubblefield Barbara

At December 31, 2001, 2000 and 1999, there were 2,825,462, 2,396,315 and 2,159,150 options exercisable, respectively, having a weighted average option price per share of $28.61, $24.26 and $22.04, respectively. The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 7.95 - $12.00	256,115	0.9	$ 9.73	256,115	$ 9.73
$12.01 - $18.00	519,184	3.1	14.61	519,184	14.61
$18.01 - $27.00	1,596,005	7.1	25.26	724,955	24.52
$27.01 - $40.00	2,827,720	8.0	31.80	683,081	34.59
$40.01 - $54.47	944,335	6.0	46.08	642,127	45.69

For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair value of stock options granted in 2001, 2000 and 1999 was estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Provident's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, management believes that the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of its stock options.

The following weighted-average assumptions were used in the option pricing model for 2001, 2000 and 1999 respectively: risk-free interest rates of 4.72%, 6.13% and 5.36%; dividend yields of 3.00%, 3.00% and 3.50%; volatility factors of the expected market price of Provident's Common Stock of 28.8%, 26.9% and 24.4% and an expected life of the option of 7 years for each year. Based on these assumptions, the weighted-average fair value of options granted in 2001, 2000 and 1999 was $8.35, $8.78 and $9.17, respectively.

No compensation cost has been recognized for stock option grants. Had compensation cost been determined for stock option awards based on the fair values at grant dates as discussed above, Provident's net income and earnings per share would have been as follows:

	Year Ended December 31,		
(In Thousands, Except Per Share Data)	2001	2000	1999
Pro-forma Net Income	$17,294	$67,049	$146,142
Pro-forma Earnings Per Share:			
Basic	0.33	1.36	3.08
Diluted	0.33	1.33	2.98

Stucker Kathleen Mary
Stuhlreyer Neil William
Stutler Laurie Ann
Suchan William Patrick
Sugg Michelle L
Suhr Sally Claire
Sullivan Edward Carl
Sullivan Jennifer M
Sullivan John McKenna
Sullivan LaRonda
Sutherland Eric J
Sutherland Ronald
Svendsen Steven Erik
Svoboda Clifford J
Swafford Betty A
Swain Francine C
Swain Marcia L
Sweeney Frances Jeanette
Sweeney Nancy J
Sweet Linda Marie
Sweigard Christopher D
Swigert Tiffany Ann
Swingle Charlene F
Szkapiak Kerry L
Tacon III Frederic Emile
Tacon Jeanette Lynn
Takas Gregory James
Talbott Mitchell Eric
Tarlie Ian B
Tarvin Vickie Louise
Tassone Ronald
Tate Catherine Mary
Tate Jana B
Tate Ronald W
Tatman Jenny Lynn
Taylor Bonnie
Taylor Carolyn Sue
Taylor Jeffrey L
Taylor Jessica Michelle
Taylor John F
Taylor Jonathan Michael
Taylor June Estelle
Taylor Laurel Ann
Taylor Patricia R
Taylor Terry
Taylor William
Teague Brian A
Tedford Sandy A
Teegalapalli Phani Bushan
Templin Linda Jean
Teran Carlos Rene
Terry Brandi Aaron
Terry Debbie L
Terry Judith
Terry Julie Ann
Thakkar Hina V
Theis Christopher C
Thelen Michael D
Theobald Mark A
Thesing William B
Thielbar Linda Sue
Thielen Patricia Ann
Thieman Debbie A

NOTE 13

Stockholders' Equity: In 1991, Provident issued 371,418 shares of Non-Voting Convertible Preferred Stock to American Financial Group as partial consideration for the acquisition of Hunter Savings Association. During 1995, 301,146 shares of the Preferred Stock were converted into 4,234,865 shares of Common Stock. As of December 31, 2001 and 2000, 70,272 shares of Preferred Stock remain outstanding. These shares have a stated value and liquidation value of $100 per share and a conversion ratio of 14.0625 shares of Provident's Common Stock for each share of Convertible Preferred Stock.

On January 1, 2001, Provident recorded an after-tax transitional loss of $28.3 million in connection with the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". A description of SFAS No. 133 is provided in Note 1. The transitional loss was recorded in accumulated other comprehensive income (loss) of shareholders' equity of which a summary of activity follows:

(In Thousands)	2001	2000
Accumulated Unrealized Losses on Securities Available for Sale at January 1, Net of Tax	$ (17,929)	$ (49,897)
Net Unrealized Gains for the Period, Net of Tax Expense of $1,064 in 2001 and $17,268 in 2000	1,976	32,069
Reclassification Adjustment for Gains Included in Net Income, Net of Tax Expense of $54 in 2000	-	(101)
Effect on Other Comprehensive Income (Loss) for the Year	1,976	31,968
Accumulated Unrealized Losses on Securities Available for Sale at December 31, Net of Tax	$ (15,953)	$ (17,929)
Accumulated Unrealized Gains on Derivatives Used in Cash Flow Hedging Relationships at January 1, Net of Tax	$ -	$ -
Cumulative Effect of Change in Accounting Principle, Net of Tax Benefit of $15,256 in 2001	(28,332)	-
Net Unrealized Losses for the Period, Net of Tax Benefit of $48,648 in 2001	(90,347)	-
Reclassification Adjustment for Losses Included in Net Income, Net of Tax Benefit of $19,350 in 2001	35,936	-
Effect on Other Comprehensive Income (Loss) for the Year	(82,743)	-
Accumulated Unrealized Losses on Derivatives Used in Cash Flow Hedging Relationships at December 31, Net of Tax	$ (82,743)	$ -
Accumulated Other Comprehensive Income (Loss) at January 1, Net of Tax	$ (17,929)	$ (49,897)
Other Comprehensive Income (Loss), Net of Tax	(80,767)	31,968
Accumulated Other Comprehensive Income (Loss) at December 31, Net of Tax	$ (98,696)	$ (17,929)

Thiery Nicole M
Thiess Pamela L
Thinnes David A
Thinnes Ruth Ann
Thomas Sr Robert J
Thomas Alicia L
Thomas Barbara Ann
Thomas Daniel
Thomas Daniel Patrick
Thomas Darlene
Thomas Faith A
Thomas Jason Ramon
Thomas Jeffrey S
Thomas Marguerite Louise
Thomas Nikki J
Thomas Patricia Ann
Thomas Regina M
Thomas Sandra K
Thomas Stanley G
Thomas Tomika N
Thompson April Maria
Thompson Connie S
Thompson LaCresia R
Thompson Mae
Thompson Matthew T
Thompson Sheri
Thompson Tara
Thomson Matthew Lee
Thornton Bernice
Thornton Starr Mia
Thurman Deborah C
Thurman Robin A
Tierney Brad Allen
Tillman-Taylor Ivery
Timberman Suzanna Marie
Tipton Tyann A
Todd Donna M
Todd Sara
Todd-Watson Jacqueline
Togarepi Sydney
Tolbert Olia R
Tolbert Tarhona
Tomasello George
Toney Christopher
Torbeck David John
Torrence Jennifer J
Toth Peter
Tourikian Alain
Touvelle Steven McQuiston
Towne Rebecca
Townsend Darla Lavonne
Trabel Deborah Ann
Tracy Brian Richard
Tracy Robert David
Trame Melissa Lynn
Trammell Alisha Kathleen
Treece Jay Mansfield
Treece Karen Elaine
Triggs Sheila Denise
Trimble Yvonnda
Trumble Sharon
Tsai Chin-Shih
Tshabalala Francis K

NOTE 14

Earnings Per Share: The following table sets forth the computation of basic and diluted earnings per share:

(In Thousands Except Per Share Data)	Year Ended December 31, 2001	2000	1999
Basic:			
Net Income	$ 23,329	$ 73,614	$ 150,949
Less Preferred Stock Dividends	(949)	(949)	(870)
Income Available to Common Shareholders	22,380	72,665	150,079
Weighted-Average Common Shares Outstanding	49,011	48,744	47,187
Basic Earnings Per Share	$ 0.46	$ 1.49	$ 3.18
Diluted:			
Net Income	$ 23,329	$ 73,614	$ 150,949
Weighted-Average Common Shares Outstanding	49,011	48,744	47,187
Assumed Conversion of:			
Convertible Preferred Stock	988	988	988
Dilutive Stock Options (Treasury Stock Method)	550	608	843
Dilutive Potential Common Shares	50,549	50,340	49,018
Diluted Earnings Per Share	$ 0.46	$ 1.46	$ 3.08

NOTE 15

Regulatory Capital Requirements: Provident and its banking subsidiary, The Provident Bank, are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Provident's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Provident and Provident Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Provident and Provident Bank to maintain minimum ratios of 4.00% for Tier 1 capital to average assets, 4.00% for Tier 1 capital to risk-weighted assets, and 8.00% for total risk-based capital to risk-weighted assets. As of December 31, 2001, Provident and Provident Bank meet all capital requirements to which it is subject.

As of December 31, 2001, Provident and Provident Bank's capital ratios were categorized as well capitalized for regulatory purposes. To be categorized as well capitalized, Provident and Provident Bank must maintain minimum ratios of 5.00% for Tier 1 capital to average assets, 6.00% for Tier 1 capital to risk-weighted assets, and 10.00% for total risk-based capital to risk-weighted assets. There have been no subsequent conditions or events which management believes have changed the institutions' status.

Tubbs Jr Charles
Tucker Brooke L
Tucker Deneen L
Tucker Risa
Tuffy Jr Robert E
Tull Anne Christine
Tull Sarah Jean
Tully Christopher
Tunney Jeffrey
Turcotte Barbara Lee
Turner Amy Victoria
Turner Barbara Jean
Turner Kim A
Turner Pamela
Turner Rae Ann
Turner Tonya
Tussey Michael Franklin
Tuzun Laura Beth
Tuzun Tayfun
Tye Kimberly F
Tyler Gwendolyn
Tyler Tammy Jo
Tyson Shirley Dianne
Udelson Jeffrey H
Ufferman Matthew D
Ullrich Edward Anton
Underwood Brenda H
Underwood Nancy
Unkraut Allison Rene
Urton Holly Marie
Valentine Debora Jenkins
Vallance Jacob L
Valles Mayra Ivette
Van Hise Sharon Renee
Vance Jenny Lynn
Vandegraft Jr Gerald L
Vandermyde Brent Steven
VanDemoot Robert M
Vanderpool Rebecca A
VanderVieren Michelle
VanDine Donald L
VanFossen David Andrew
Vann Nicole S
Velez-Zapata Emily
Venegas Marie Therese
Veneman Gayle Ann
Verax Marilyn S
Verderber Randy Craig
Vergel Daniel
Verk Susan M
Vespie Corinne L
Vespie Troy Anthony
Vest Yvette Marie
Viancourt Therese M
Victor Jane L
Victor Suzanne C
Villapando Robert R
Vining Cynthia Ann
Viola Richard J
Voelker Patricia Anne
Vogsberger Frederick C
Vogt Susan A
Volk Kellie R

The following table presents Provident and Provident Bank's regulatory capital information at December 31:

(Dollars in Thousands)	2001		2000	
	Amount	**Ratio**	Amount	Ratio
Tier 1 Capital (to Average Assets):				
Provident (Consolidated)	**$ 1,212,150**	**7.87%**	$ 1,242,389	9.56%
The Provident Bank	**1,029,159**	**6.74**	983,031	7.64
Tier 1 Capital (to Risk-Weighted Assets):				
Provident (Consolidated)	**1,212,150**	**8.86**	1,242,389	9.18
The Provident Bank	**1,029,159**	**7.59**	983,031	7.32
Total Risk-Based Capital (to Risk-Weighted Assets):				
Provident (Consolidated)	**1,560,691**	**11.41**	1,502,512	11.10
The Provident Bank	**1,504,974**	**11.11**	1,491,476	11.10

Federal banking agencies have adopted revised regulatory capital rules regarding the treatment of certain recourse obligations, direct credit substitutes and residual interests in asset securitizations. Requirements of the revised rules include (1) deducting from Tier 1 capital the amount of credit-enhancing interest-only strips (a type of residual interests) that exceeds 25% of Tier 1 capital; (2) requiring a dollar in risk-based capital for each dollar of residual interests not deducted from Tier 1 capital, except those qualifying under the ratings-based approach; and (3) requiring that the gross-up treatment of assets sold with recourse, along with the low-level recourse rule, be applied to direct credit substitutes. The revised rules become effective on January 1, 2002, for new residual interests related to transactions that settle after December 31, 2001. For transactions settled before January 1, 2002, application of the new capital treatment to the residuals created will be delayed until December 31, 2002.

Management believes that the revised rules will apply to its securitization transactions structured as sales and utilizing gain on sale accounting. However, the impact of the revised rules have been significantly reduced due to Provident's third quarter of 2000 decision to structure future securitizations in the form of secured financings rather than sales. As of December 31, 2001, Provident's credit enhancing interest-only strips do not exceed 25% of Tier I capital. Therefore, the most adverse implications of the revised rules will not apply. Management does not believe that the revised rules will prevent Provident from being classified as well capitalized.

NOTE 16

Asset Securitization Sales: Since June 2000, Provident has structured its securitization transactions as secured financings. Prior to this time, the structure of many of its securitizations resulted in the transactions being treated as sales. During 2000 and 1999, Provident sold $1.4 billion and $3.0 billion, respectively, of loans and leases in securitization transactions. A summary of gains recognized on these sales follows:

(In Thousands)	**2001**	2000	1999
Non-Cash Gains:			
Nonconforming Residential Loans	**$ -**	$ 30,291	$ 73,304
Prime Home Equity Loans	**-**	4,156	5,758
Credit Card Loans	**-**	-	3,993
	-	34,447	83,055
Cash Gains - Equipment Leases	**-**	9,083	13,164
Total Gains	**$ -**	$ 43,530	$ 96,219

Vollhardt Melissa Ann
Vonderahe Maureen L
Vonhandorf Mark S
Vorherr Betty Jayne
Vossler Kathy A
Vovak Stephen
Vredeveld Jonas W
Waddell Ruth Naomi
Wade Brian Kip
Wade Melissa Lynn
Wagner Bryan M
Wagner Sylvia Ann
Wahlenmaier Jacob
Wainscott Diane L
Waldon Yolanda Ronette
Walkenhorst Barbara K
Walker Catherine M
Walker Cynthia Ann
Walker Debbie Lee
Walker Evelyn
Walker Jacklyn S
Walker Scott Alan
Walker Shirley A
Walker-Smith Wanda
Wallace Karen L
Wallace Shirley E
Wallace Teresa Lachonda
Wallenfelsz David
Walls Danielle Eileen
Walsh Kevin
Walsh Patrick G
Walsh Steven Thomas
Walter Denise C
Walters Courtney Marie
Walton Marilyn
Walton Mark D
Walton Natalie N
Walton-Hester Patricia A
Wambaugh Christina G
Wanhoff Darrell C
Ward Kevin Kingsley
Ward Lorraine Agnes
Ward Zelwyn F
Wareham Gregory F
Warf Sherry Lynn
Warmoth Mary L
Warren James R
Warren MaryAnne Theresa
Warren Phyllis Ann
Washington Anna
Washington Pamela Gail
Wass Connie L
Waters John M
Wathy Debbie
Watkins Jamila Tiyara
Watson Donald L
Watson Jason L
Watson Micki J
Watson Wanda G
Watt Jonathan Edward
Watts Julie
Watts Vicki Lynn
Weaver Darryl

For securitizations structured as sales, Provident retained servicing responsibilities and subordinated interests. Provident receives annual servicing fees approximating 0.50% (for non-conforming residential and prime home equity loans) and 0.75% (for equipment leases) of the outstanding balance. Provident also possesses the rights to future cash flows arising after the investors of the securitization trusts have received the return for which they contracted, referred to as retained interests in securitized assets ("RISAs"). RISAs are subordinate to investors of the securitization trust with its value subject to prepayment risks, interest rate risks and credit risks (1996 and 1997 securitizations only) on the transferred assets. Components of the RISAs, which are included within investment securities on the balance sheet, follow:

	December 31, 2001		December 31, 2000	
(In Thousands)	Nonconforming Residential	Prime Home Equity	Nonconforming Residential	Prime Home Equity
Estimated Cash Flows of Underlying Loans, Net of Payments to Certificate Holders	$ 224,703	$ 14,709	$ 402,122	$ 29,117
Less:				
Estimated Credit Loss	(6,356)	(227)	(6,045)	(275)
Servicing and Insurance Expense	(24,918)	(1,584)	(46,650)	(4,026)
Discount to Present Value	(19,721)	(1,953)	(47,324)	(1,892)
Carrying Value of RISA	$ 173,708	$ 10,945	$ 302,103	$ 22,924

Provident had provided for credit enhancements to its securitizations structured as sales in the form of reserve accounts. The reserve accounts are maintained at a significantly higher balance than the level of estimated credit losses to improve the credit grade of the securitization and thereby reduce the rate paid to investors of the securitization trust. Credit losses are absorbed directly into these reserve accounts. Provident estimates the amount of all credit losses based upon loan credit grades, collateral, market conditions and other pertinent factors. Reserve accounts that are held at Provident are classified as Receivables from Securitization Trusts and do not earn interest. Reserve accounts that earn interest are recorded as investment securities.

During the fourth quarter of 2001, Provident reached an agreement with the securitization insurer to release the reserve accounts for the nonconforming residential loan securitizations and substitute an unfunded demand note backed by a AAA rated standby letter of credit. Actual losses, which have been reserved for, are submitted on a monthly basis to Provident by the trustee. Should Provident fail to reimburse the trustee for these monthly losses, the letter of credit can be drawn upon. There are no conditions that can accelerate this monthly process.

At December 31, the reserve accounts, along with recorded loss estimates, were as follows:

	December 31, 2001		December 31, 2000	
(In Thousands)	Reserve Accounts	Loss Estimates	Reserve Accounts	Loss Estimates
Nonconforming Residential Loans (1)	$ -	$ (75,051)	$ 467,413	$ (100,224)
Equipment Leases	60,700	(2,204)	61,972	(12,249)
Prime Home Equity Loans (1)	27,436	(1,233)	29,450	(1,171)
Credit Card	-	-	29,700	-
	$ 88,136	$ (78,488)	$ 588,535	$ (113,644)

(1) Total loss estimates, including those contained within the RISAs, are $81.4 million for nonconforming residential loans and $1.5 million for prime home equity loans as of December 31, 2001.

Various economic assumptions are used in the measurement of RISAs and loss estimates. As of the date of securitization, the key assumptions used for securitizations completed during the year indicated are as follows:

	Nonconforming Residential			Prime Home Equity			Equipment Leasing		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Prepayment Speed:									
Initial Rate	**n/a**	13.73%	13.41%	**n/a**	10.00%	10.00%	**n/a**	n/a	n/a
Peak Rate	**n/a**	35.00%	35.00%	**n/a**	30.00%	30.00%	**n/a**	n/a	n/a
Weighted Average Life (in years)	**n/a**	2.4	2.4	**n/a**	2.1	2.1	**n/a**	n/a	n/a
Estimated Credit Losses:									
Annual Basis	**n/a**	1.14%	1.10%	**n/a**	0.20%	0.20%	**n/a**	1.00%	1.00%
Percentage of Original Balance	**n/a**	2.84%	2.70%	**n/a**	0.47%	0.40%	**n/a**	2.00%	2.00%
Discount Rate	**n/a**	12.00%	12.00%	**n/a**	12.00%	12.00%	**n/a**	8.00%	8.00%

The following sensitivity table provides the effects of an immediate 10% and 20% adverse change to key economic assumptions on RISAs and loss estimates as of December 31, 2001:

(Dollars in Millions)	Nonconforming Residential	Prime Home Equity	Equipment Leasing
Peak Prepayment Speed Assumption (Annual Rate)(1)	26% CPR	30% CPR	n/a
Impact on Fair Value of 10% Adverse Change	$ (9.6)	$ (2.8)	n/a
Impact on Fair Value of 20% Adverse Change	$ (19.3)	$ (5.2)	n/a
Estimated Credit Loss Assumption(1) (Percentage of Original Balance)	3.98%	0.19%	3.69%
Impact on Fair Value of 10% Adverse Change	$ (12.4)	$ (0.1)	$ (2.3)
Impact on Fair Value of 20% Adverse Change	$ (24.7)	$ (0.3)	$ (4.5)
RISA Discount Rate(1)	12.00%	10.09%	n/a
Impact on Fair Value of 10% Adverse Change	$ (6.9)	$ (0.5)	n/a
Impact on Fair Value of 20% Adverse Change	$ (13.6)	$ (1.0)	n/a

(1) The assumptions used at the time of securitization and the assumptions used in subsequently measuring the carrying amount / fair value of the RISA and cash reserve accounts, while not the same, are conservative estimates at different points in time.

These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the RISA and loss estimates is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The table below summarizes certain cash flows received from and paid to securitization trusts:

	Year Ended December 31,		
(In Thousands)	2001	2000	1999
Proceeds From New Securitizations	$ -	$ 1,412,303	$ 2,723,810
Cash Flows Received from Interests Retained	193,357	130,720	88,490
Servicing Fees Received	21,766	24,450	14,815
Prepayment and Late Fees Received	17,662	13,365	8,345
Net Servicing Advances	(61,749)	(44,246)	(28,050)

The following table presents quantitative information about delinquencies, net credit losses and components of securitized and portfolio loans and leases:

	2001			2000		
(Dollars in Thousands)	Nonconforming Residential	Prime Home Equity	Small to Mid Ticket Equipment Leases	Nonconforming Residential	Prime Home Equity	Small to Mid Ticket EquipmentLeases
Average Assets:						
Securitized and Sold	$ 3,086,984	$ 383,157	$ 276,895	$ 3,665,639	$ 452,213	$ 383,804
Portfolio	993,436	510,812	733,716	345,397	160,187	177,728
Total Managed Assets	$ 4,080,420	$ 893,969	$ 1,010,611	$ 4,011,036	$ 612,400	$ 561,532
Year-End Assets:						
Securitized and Sold	$ 2,627,332	$ 303,527	$ 207,131	$ 3,625,033	$ 471,873	$ 359,457
Portfolio	918,458	688,798	926,271	781,861	238,162	325,281
Total Managed Assets	$ 3,545,790	$ 992,325	$ 1,133,402	$ 4,406,894	$ 710,035	$ 684,738
Net Charge-Offs:						
Total Managed Assets	$ 63,651	$ 2,816	$ 17,430	$ 31,582	$ 1,406	$ 9,096
Net Charge-Offs to Average Assets:						
Total Managed Assets	1.56%	0.31%	1.72%	0.79%	0.23%	1.62%
90 Days or More Delinquencies to Year-End Assets:						
Total Managed Assets	13.85%	0.21%	1.08%	7.78%	0.16%	1.82%

Wiethe Kathryn D
Wildeboer Mildred E
Wildman William L
Wiles Margaret Lucille
Wiles Michael J
Wilhelm Douglas J
Wilhelm Joy L
Wilkerson Karen Sue
Wilkins Brandy A
Wilkins D Bradley
Willhite Elizabeth Anne
Williams Jr Anthony
Williams Angela Sheryl
Williams Antoinette
Williams Ava E
Williams Cathy Sue
Williams Christopher
Williams Claudia
Williams Cynetta
Williams Daniel Thomas
Williams Darrearl Lynn
Williams Dawn Famicia
Williams Deborah Y
Williams Delesia Wilma
Williams Douglas Alonzo
Williams Evelyn Evette
Williams Janete C
Williams Jennifer Marie
Williams Jonathan David
Williams Kathy B
Williams Kimberly K
Williams Kristina L
Williams Marjorie
Williams Molly Kay
Williams Nellena
Williams Peter Clifford
Williams Regina
Williams Robin L
Williams Scott D
Williams Scott W
Williams Shane C
Williams Sheryl N
Williams Stanley A
Williams Susan Debra
Williams Susan K
Williams Tamela Denise
Williams Tiauna La'Cole
Williams Trittye Vonetta
Williams Wilbur Lamont
Williamson Gloria
Williamson Kathleen Mary
Williamson Patricia A
Williford Cathy L
Willis Jr Isiah
Willis Rosemary
Willison Ramona Darlene
Willoughby Mary E
Willoughby Randy D
Wills Christian E
Wilson Anita Marie
Wilson Brandon Lee
Wilson Heather A
Wilson John Jacob

NOTE 17

Derivative Instruments and Hedging Activities: Provident uses derivative instruments to manage its interest rate risk. These instruments include interest rate swaps, interest rate caps and interest rate floors. In addition, forward delivery commitments are entered by Red Capital, Inc. to assist with the issuance of mortgage-backed securities.

Interest rate swaps are agreements between two parties to exchange periodic interest payments that are calculated on a notional principal amount. Provident enters into swaps to synthetically alter the repricing characteristics of specific assets, liabilities and off-balance sheet loan securitizations. As only interest payments are exchanged, cash requirements and credit risk are significantly less than the notional amounts.

Interest rate caps protect against the impact of rising interest rates on interest-bearing financial instruments. When interest rates go above a cap's strike rate, the cap provides for receipt of payments based on its notional amount. Interest rate floors work similarly to interest rate caps, however, floors protect interest earning assets against the impact of falling interest rates.

Interest rate derivative instruments have a credit risk component based on the ability of a counterparty to meet the obligations to Provident under the terms of the instruments. Notional principal amounts express the volume of the transactions, but Provident's potential exposure to credit risk is limited only to the market value of the instruments. Provident manages its credit risk in these instruments through counterparty credit policies. At December 31, 2001, Provident had bilateral collateral agreements in place with its counterparties, against which Provident has pledged investment securities with a carrying value of $138 million as collateral. There were no past due amounts on any instruments as of December 31, 2001. Provident has never experienced a credit loss related to these instruments.

As discussed in Note 1, Provident adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", on January 1, 2001. SFAS No. 133 requires that derivatives be recognized as either assets or liabilities in the balance sheet and that those instruments be measured at fair value. The accounting for the gain or loss resulting from the change in fair value depends on the intended use of the derivative. For a derivative used to hedge changes in fair value of a recognized asset or liability, or an unrecognized firm commitment, the gain or loss on the derivative will be recognized in earnings together with the offsetting loss or gain on the hedged item. This results in earnings recognition only to the extent that the hedge is ineffective in achieving offsetting changes in fair value. For a derivative used to hedge changes in cash flows associated with forecasted transactions, the gain or loss on the effective portion of the derivative will be deferred, and reported as accumulated other comprehensive income, a component of shareholders' equity, until such time the hedged transaction affects earnings. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings.

Fair Value Hedging Strategy: Provident uses interest rate swaps to assist in the management of its interest rate risk. The interest rate swaps effectively modify Provident's exposure to interest risk by converting fixed rate liabilities, generally time deposits and long-term debt, to a floating rate. These interest rate swaps involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amounts.

As the changes in fair value of the hedged items offset the changes in fair value of the derivatives, no material gain or loss was recognized at the time of adoption of SFAS No. 133 or for the year ended December 31, 2001.

Cash Flow Hedging Strategy: Provident has also entered into interest rate swap agreements to reduce the impact of interest rate changes on future interest payments of on and off-balance sheet financing. These interest rate swaps convert floating rate debt to a fixed rate basis. These interest rate swaps have generally been used to hedge interest payments involving floating rate debt and off-balance sheet securitization transactions with maturities up to December 2012.

Upon the adoption of SFAS No. 133 and for the year ended December 31, 2001, Provident recorded reductions in accumulated other comprehensive income of $28.3 million and $54.4 million, respectively. No gain or loss was recognized at the time of adoption or for the full year of 2001 as a result of ineffective cash flow hedges. During the next twelve months, management expects to reclassify $29.8 million of net losses on derivative instruments from accumulated other comprehensive income to earnings which it believes will be offset by improved cash flows of the hedged items associated with these derivative instruments. Management's expectation is that the net effect of the hedging transactions will result in no material impact on the Statement of Income over the next twelve months.

Wilson June Evelyn
Wilson Karen Marie
Wilson Lillian
Wilson Nicholas Ryan
Wilson Roma Jean
Wilson Ronald W
Wilson Sharon
Wilt Stephen Albert
Windom Michael
Winfrey Nakia Shanai
Wing Tracey L
Wingate Shelly L
Wink Edward Jason
Winter Lucy
Wirth Jennifer L
Wirthlin John Robert
Wirthlin Richard Edward
Wise Sandra Lynn
Wisnicky Ellen B
Wittrock Tonya S
Wloszek John Patrick
Wobser Andrew B
Woeber-Smith Cynthia M
Wohl Julisue
Wolcott Shawn E
Wolf Michael T
Wolfe Patricia Ann
Wolfer Mary Sue
Wolff Todd Allen
Woltering Clifford
Wong Daniel
Wood Bridget R
Wood David William
Wood Joy
Wood Latricia Lyn
Wood Lisa L
Wood Michael
Wood Scott Edward
Wood Stephen P
Wood Thomas C
Woodard Phil Gene
Woodly Marissa D
Woods Chandra Faye
Woods Lakisha Nicole
Woods Patricia Ann
Woodward John C
Woodworth Scott Henry
Woolum Brandy
Wooten Danny W
Wooten Deborah Ann
Wooten Sandra L
Workman Shane Michael
Works Julia M
Worlu Kenneth
Worrell Mary Carol
Wray Paul M
Wright Jr Dusty
Wright Aimee N
Wright Bethany J
Wright Brad
Wright Cynthia H
Wright Erica D
Wright Gordon Whipple

A summary of the notional amount of the interest rate derivatives, as segregated by its related hedge, at December 31 follows:

	Interest Rate Swaps		Interest Rate Caps		Interest Rate
(In Millions)	Receive Fixed	Pay Fixed	Purchased	Sold	Floors
At December 31, 2001:					
Off-Balance Sheet Securitizations	$ 270	$ 2,317	$ 1,944	$ 1,944	$ -
Certificates of Deposit	2,472	-	-	-	-
Long-Term / Subordinated Debt	718	547	1,010	1,010	-
Premium Index Deposits	-	195	-	-	-
Loans	-	45	-	-	-
For Customers' Purposes	-	-	48	-	-
Totals	$ 3,460	$ 3,104	$ 3,002	$ 2,954	$ -
At December 31, 2000:					
Off-Balance Sheet Securitizations	$ 338	$ 1,966	$ 2,167	$ 2,167	$ -
Certificates of Deposit	2,412	-	-	-	-
Long-Term / Subordinated Debt	748	797	696	696	-
Premium Index Deposits	-	195	-	-	-
Loans / Securities	-	47	-	-	2,000
For Customers' Purposes	-	-	48	-	-
Totals	$ 3,498	$ 3,005	$ 2,911	$ 2,863	$ 2,000

Summary information with respect to the interest rate derivatives used to manage Provident's interest rate sensitivity at December 31, 2001 follows:

	Interest Rate Swaps		Interest Rate Caps	
(Dollars in Millions)	Receive Fixed	Pay Fixed	Purchased	Sold
Notional Amount	$ 3,460	$ 3,104	$ 3,002	$2,954
Gross Unrealized Gains	57	-	85	-
Gross Unrealized Losses	(74)	(116)	-	(85)
Weighted Average:				
Receive Rate	6.55%	2.02%	n/a	n/a
Pay Rate	2.23%	5.92%	n/a	n/a
Strike Rate	n/a	n/a	8.97%	8.97%
Life (in years)	11.9	6.3	13.0	13.2

The expected notional maturities of Provident's interest rate derivative portfolio at December 31, 2001 are as follows:

	Interest Rate Swaps		Interest Rate Caps		
(In Millions)	Receive Fixed	Pay Fixed	Purchased	Sold	Total
Less than 1 Year	$ -	$ 260	$ 48	$ -	$ 308
From 1 to 5 Years	1,033	756	-	-	1,789
From 5 to 10 Years	566	1,753	-	-	2,319
From 10 to 15 Years	794	335	2,954	2,954	7,037
More than 15 Years	1,067	-	-	-	1,067
Total	$ 3,460	$ 3,104	$ 3,002	$ 2,954	$ 12,520

NOTE 18

Credit Risk Transfer Instruments, Credit Commitments and Standby Letters of Credit: During 2001 and 2000, Provident entered into credit risk transfer transactions. Under the 2001 transaction, Provident transferred 97 1/2% of the credit risk on a $.9 billion auto lease portfolio, while retaining a 2 1/2% first-loss position. Under the 2000 transaction, Provident transferred 98% of the credit risk on a $1.8 billion auto lease portfolio, while retaining a 2% first-loss position. As a result of these transactions, Provident was able to lower its credit concentration in auto leasing while reducing its regulatory capital requirements. As of December 31, 2001, the credit risk on $2.3 billion of on and off-balance sheet auto leases has been transferred from Provident.

Commitments to extend credit are financial instruments in which Provident agrees to provide financing to customers based on predetermined terms and conditions. Since many of the commitments to extend credit are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Provident evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by Provident upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

Standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral is obtained based on management's credit assessment of the customer.

Provident's commitments to extend credit which are not reflected in the balance sheet at December 31 are as follows:

(In Millions)	**2001**	2000
Commitments to Extend Credit	**$ 2,153**	$ 2,519
Standby Letters of Credit	**193**	213

NOTE 19

Line of Business Reporting: Provident's three major business lines, referred to as Commercial Banking, Retail Banking and Mortgage Banking, are based on the products and services offered, and its management structure. Commercial Banking offers a full range of commercial lending and financial products and services to corporate businesses. Retail Banking provides consumer lending, deposit accounts, trust, brokerage and investment products and services to consumers and small businesses. Mortgage Banking originates and services conforming and nonconforming residential loans to consumers and provides short-term financing to mortgage originators and brokers.

Financial results are determined based on an assignment of balance sheet and income statement items to each business line. Equity allocations are made based on various risk measurements of the business line. A matched funded transfer pricing process is used to allocate interest income and expense among the business lines. Provision for loan and lease losses are charged to business lines based on its level of net charge-offs and the size of its lending portfolio. Activity-based costing is used to allocate expenses for centrally provided services.

Wright JoAnn Kercelle
Wright Kay Eileen
Wright Latrina L
Wright Sharon
Wright Tisha R
Wright-Peterson Michelle L
Wuest John Patrick
Wuestefeld Mark S
Wynn David Martin
Wynn Juanita Elizabeth
Wynn Kim Allyson
Wynn Linda
Wynn Willie P
Wyrostek Michael John
Yarbrough Angela Sheree
Yarger Lisa D
Yaros Stacey L
Yazinsky Jan B
Yezzi Courtney M
Yorgovan Suzanne Marie
York Melinda M
York Terry
Young Jr Alfred W
Young Gary
Young Lisa Lee
Young Margaret B
Young Matthew
Young Nancy
Young Natalie
Young Susan
Youngstafel Judith L
Yurek II Gerald Lee
Zahn Lori J
Zdolshek Gary A
Zehenny Joseph A
Zeigler Mark
Zeigler Scott
Zenni Sheila Benae'
Ziegler Karen L
Zimmer Anne M
Zimmer Christopher E
Zimmerle Mark Andrew
Zimmerlin Michael F
Zoglio Angela M
Zoltai Jodi
Zuckerman Adi
Zwelling Vicki O

Selected financial information is included in the following table for Provident's three major lines of business for the past three years. Corporate Center represents income and expenses not allocated to the major business lines, gain/loss on the sale of investment securities, and any nonrecurring business revenues and expenses.

(In Millions)	2001	2000	1999
Total Revenue:			
Commercial Banking	$ 347.2	$ 291.3	$ 251.5
Retail Banking	265.8	254.2	232.3
Mortgage Banking	86.5	96.4	125.4
Corporate Center	-	.2	.1
	$ 699.5	$ 642.1	$ 609.3
Net Income:			
Commercial Banking	$ -	$ 60.8	$ 69.8
Retail Banking	29.5	37.0	44.1
Mortgage Banking	(6.2)	2.7	39.7
Corporate Center	-	.1	-
Merger and Restructuring Charges	-	(27.0)	(2.7)
	$ 23.3	$ 73.6	$ 150.9
Average Assets:			
Commercial Banking	$ 6,936	$ 5,458	$ 4,553
Retail Banking	3,323	2,397	1,746
Mortgage Banking	2,075	1,248	647
Corporate Center	2,691	3,042	2,924
	$ 15,025	$ 12,145	$ 9,870

NOTE 20

Transactions with Affiliates: At December 31, 2001, Carl H. Lindner, members of his immediate family and trusts for their benefit, owned 44% of American Financial Group's Common Stock. This group, along with Carl H. Lindner's siblings and entities controlled by them, or established for their benefit, owned 46% of Provident's Common Stock at year-end 2001. Provident leases its home office space and other office space from a trust, for the benefit of a subsidiary of American Financial Group. Rentals charged by American Financial Group and affiliates for the years ended December 31, 2001, 2000 and 1999 amounted to $3.1 million, $3.0 million and $2.5 million, respectively.

Provident has had certain transactions with various executive officers, directors and principal holders of equity securities of Provident and its subsidiaries and entities in which these individuals are principal owners. Various loans and leases have been made as well as the sale of commercial paper and repurchase agreements to these persons. Such loans and leases to these persons aggregated approximately $42.8 million and $42.5 million at December 31, 2001 and 2000, respectively. During 2001, new loans and leases aggregating $22.5 million were made to such parties and loans and leases aggregating $22.2 million were repaid. All of the loans and leases were made at market interest rates and, in the opinion of management, all amounts are fully collectible. At December 31, 2001 and 2000, these persons held Provident's commercial paper amounting to $17.5 million and $16.7 million, respectively. Additionally, repurchase agreements in the amount of $7.7 million and $12.8 million had been sold to these persons at December 31, 2001 and 2000, respectively. All of these transactions were at market interest rates.

NOTE 21

Fair Value of Financial Instruments: Carrying values and estimated fair values for certain financial instruments as of December 31 are shown in the following table. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Because no secondary market exists for many of Provident's assets and liabilities, the derived fair values are calculated estimates, and the fair values provided herein do not necessarily represent the actual values which may be realized in the disposition of these instruments. The aggregate fair value amounts presented do not represent the underlying value of Provident. What is presented below is a point-in-time valuation that is affected, in part, by unrealized gains and losses resulting from management's implementation of its program to manage overall interest rate risk. It is not management's intention to immediately dispose of a significant portion of its financial instruments. As a result, the following fair value information should not be interpreted as a forecast of future earnings and cash flows.

	2001		2000	
(In Thousands)	**Carrying Value**	**Fair Value**	Carrying Value	Fair Value
Financial Assets:				
Cash and Cash Equivalents	**$ 501,223**	**$ 501,223**	$ 369,028	$ 369,028
Trading Account Securities	**101,156**	**101,156**	41,949	41,949
Loans Held for Sale	**217,914**	**217,914**	206,168	206,168
Investment Securities	**3,559,048**	**3,559,048**	3,013,621	3,013,621
Loans and Leases	**10,495,956**	**10,581,971**	9,076,906	9,094,744
Less: Reserve for Losses	**(240,653)**	**-**	(154,300)	-
Net Loans and Leases	**10,255,303**	**10,581,971**	8,922,606	9,094,744
Financial Liabilities:				
Deposits	**8,854,250**	**8,867,237**	8,829,110	8,772,651
Short-Term Debt	**1,958,299**	**1,958,299**	639,023	639,023
Long-Term Debt and Junior Subordinated Debentures	**3,391,924**	**3,309,106**	3,103,732	3,132,238
Derivative Instruments:				
Interest Rate Swaps	**(132,664)**	**(132,664)**	-	(63,785)
Interest Rate Caps	**-**	**-**	-	(2,523)
Interest Rate Floors	**-**	**-**	-	12,889

The following methods and assumptions were used by Provident in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Trading account securities and investment securities: Fair values for trading account securities and investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Retained interests in securitized assets is valued using discounted cash flow techniques. Significant assumptions used in the valuation are presented in Note 16.

Loans and leases: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain residential mortgage loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans and leases are estimated using discounted cash flow analyses and interest rates currently being offered for loans and leases with similar terms to borrowers of similar credit quality. The fair values disclosed for loans held for sale are equal to their carrying amounts.

Deposits: The fair values disclosed for demand deposits are equal to their carrying amounts. The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term debt: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings approximate their fair values.

Long-term debt and junior subordinated debentures: The fair values of long-term borrowings that are traded in the markets are equal to their quoted market prices. The fair values of other long-term borrowings (other than deposits) are estimated using discounted cash flow analyses, based on Provident's current incremental borrowing rates for similar types of borrowing arrangements.

Derivative instruments: For 2001, the fair value of derivative instruments has been recognized as either assets or liabilities in the balance sheet in accordance to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". For 2000, the fair value of derivative instruments was not recognized in the balance sheet. The fair value of derivative instruments is based upon current market quotes.

NOTE 22

Additional Information:

Legal Contingencies: Provident is subject to litigation in the ordinary course of business. Management does not expect such litigation will have a material adverse effect on Provident's financial position.

Restrictions on Cash and Noninterest Bearing Deposits: Federal Reserve Board regulations require that The Provident Bank maintain certain minimum reserve balances. The average amount of those reserve balances for the year ended December 31, 2001, was approximately $62.6 million.

Other Real Estate and Equipment Owned: At December 31, 2001 and 2000, the carrying value of other real estate and equipment owned was $20.9 million and $8.8 million, respectively.

Restricted Assets: Provident formed the subsidiaries listed below to account for and support the process of transferring, securitizing and/or selling of vehicle and equipment leases. These subsidiaries are separate legal entities and each maintains books and records with respect to its assets and liabilities. The assets of these subsidiaries, which are included in the consolidated financial statements, are not available to secure financing or otherwise satisfy claims of creditors of Provident or any of its other subsidiaries.

The subsidiaries and their total assets as of December 31, 2001 and 2000 follow (in thousands):

	December 31,	
Subsidiary	**2001**	2000
Provident Auto Leasing Company	$ **546,686**	$ 376,631
Provident Auto Rental LLC 2000-1	**374,242**	381,754
Provident Auto Rental LLC 2001-1	**345,432**	-
Provident Auto Rental LLC 1999-1	**202,473**	174,763
Provident Lease Receivables Company LLC	**193,139**	233,566
Provident Auto Rental LLC 2000-2	**159,537**	24,236
Provident Auto Rental Company LLC 1998-2	**41,306**	34,556
Provident Auto Rental Company LLC 1998-1	**37,330**	31,291

The above amounts include items which are eliminated in the Consolidated Financial Statements.

Restrictions on Transfer of Funds From Subsidiaries to Parent: The transfer of funds by The Provident Bank to the parent as dividends, loans or advances is subject to various laws and regulations that limit the amount of such transfers. The amount of dividends available for payment in 2002 by The Provident Bank to the parent company is approximately $46.6 million, plus 2002 net income. Pursuant to Federal Reserve and State regulations, the maximum amount available to be loaned to affiliates (as defined), including its Parent, by Provident Bank, was approximately $166.3 million to any single affiliate, and $332.6 million to all affiliates combined of which $60.8 million was loaned at December 31, 2001.

Parent Company Financial Information: Parent Company only condensed financial information for Provident Financial Group, Inc. is as follows:

BALANCE SHEETS (PARENT ONLY)

(In Thousands)	December 31, 2001	2000
Assets		
Cash and Cash Equivalents	$ 157,168	$ 94,336
Investment Securities Available for Sale	315,018	299,323
Investment in Subsidiaries:		
Banking	1,039,706	1,062,679
Non-Banking	18,782	11,613
Other Assets	99,005	103,022
Total Assets	$ 1,629,679	$ 1,570,973
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts Payable to Banking Subsidiaries	$ 12,459	$ 28,214
Other Accounts Payable and Accrued Expenses	18,636	23,963
Commercial Paper	240,571	187,090
Long-Term Debt and Junior Subordinated Debentures	465,423	340,923
Total Liabilities	737,089	580,190
Shareholders' Equity	892,590	990,783
Total Liabilities and Shareholders' Equity	$ 1,629,679	$ 1,570,973

STATEMENTS OF INCOME (PARENT ONLY)

(In Thousands)	Year Ended December 31, 2001	2000	1999
Income:			
Dividends from Banking Subsidiaries	$ 15,000	$ 37,000	$ 60,000
Interest Income from Banking Subsidiaries	24,944	13,232	8,869
Other Interest Income	1,469	4,951	5,504
Noninterest Income	7,492	5,712	1,976
	48,905	60,895	76,349
Expenses:			
Interest Expense	40,762	34,795	24,934
Noninterest Expense	2,842	2,668	3,030
	43,604	37,463	27,964
Income Before Taxes and Equity in Undistributed Net Income of Subsidiaries	5,301	23,432	48,385
Applicable Income Tax Credits	7,936	6,624	4,439
Income Before Equity in Undistributed Net Income of Subsidiaries	13,237	30,056	52,824
Equity in Undistributed Net Income of Subsidiaries	10,092	43,558	98,125
Net Income	$ 23,329	$ 73,614	$ 150,949

STATEMENTS OF CASH FLOWS (PARENT ONLY)

(In Thousands)	Year Ended December 31, 2001	2000	1999
Operating Activities:			
Net Income	$ 23,329	$ 73,614	$ 150,949
Adjustment to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Net Income from Subsidiaries	(25,092)	(80,558)	(158,125)
Cash Dividends Received From Subsidiaries	15,000	37,000	60,000
Amortization of Goodwill and Other	1,066	805	799
Tax Benefit Received from Exercise of Stock Options	2,706	513	1,613
Realized Investment Security (Gains) Losses	(72)	493	(63)
(Increase) Decrease in Interest Receivable	177	39	(1,913)
(Increase) Decrease in Other Assets	3,783	(40,026)	18,352
Increase (Decrease) in Interest Payable	(261)	76	(129)
Increase (Decrease) in Other Liabilities	(20,821)	10,193	4,410
Net Cash Provided by (Used In) Operating Activities	(185)	2,149	75,893
Investing Activities:			
Investment Securities Available for Sale:			
Proceeds from Sales	19,379	129,648	115,829
Proceeds from Maturities and Prepayments	15,234	87,358	17,996
Purchases	(50,671)	(330,583)	(171,683)
Net Cash Used In Investing Activities	(16,058)	(113,577)	(37,858)
Financing Activities:			
Net Increase (Decrease) in Commercial Paper	53,481	(14,694)	(43,507)
Principal Payments on Long-Term Debt	(391)	(74,764)	(914)
Proceeds from Issuance of Long-Term Debt and Junior Subordinated Debentures	124,432	186,706	124,984
Cash Dividends Paid	(48,002)	(47,738)	(40,970)
Repurchase of Common Stock	(246)	-	(8,645)
Proceeds from Exercise of Stock Options	3,884	3,388	3,074
Contribution to Subsidiaries	(54,986)	(3,480)	(112,478)
Net Increase in Other Equity Items	903	2,816	481
Net Cash Provided by (Used In) Financing Activities	79,075	52,234	(77,975)
Increase (Decrease) in Cash and Cash Equivalents	62,832	(59,194)	(39,940)
Cash and Cash Equivalents at Beginning of Year	94,336	153,530	193,470
Cash and Cash Equivalents at End of Year	$ 157,168	$ 94,336	$ 153,530

Selected Financial Data (Unaudited)

(Dollars In Millions Except Per Share Amounts)	For Year Ended December 31, 2001	2000	1999	1998	1997	1996
Earnings:						
Total Interest Income	$ 1,107	$ 971	$ 731	$ 694	$ 632	$ 564
Total Interest Expense	(634)	(583)	(394)	(383)	(345)	(305)
Net Interest Income	473	388	337	311	287	259
Provision for Loan and Lease Losses	(226)	(131)	(48)	(32)	(45)	(47)
Noninterest Income	226	254	272	225	175	102
Noninterest Expense	(437)	(393)	(327)	(317)	(241)	(191)
Income Before Income Taxes	36	118	234	187	176	123
Applicable Income Taxes	(13)	(44)	(83)	(65)	(61)	(42)
Net Income	$ 23	$ 74	$ 151	$ 122	$ 115	$ 81
Per Common Share Data:						
Basic Earnings	$ .46	$ 1.49	$ 3.18	$ 2.57	$ 2.51	$ 1.84
Diluted Earnings	.46	1.46	3.08	2.48	2.38	1.76
Dividends Paid	.96	.96	.88	.80	.72	.54
Book Value	18.00	20.15	18.91	16.83	15.28	13.38
Selected Balances at December 31:						
Total Investment Securities	3,559	3,014	2,111	1,598	1,468	1,132
Total Loans and Leases	10,496	9,077	7,011	6,303	5,748	5,939
Reserve for Loan and Lease Losses	241	154	94	79	75	69
Total Assets	15,647	13,857	10,538	8,950	7,947	7,603
Noninterest Bearing Deposits	995	1,293	1,185	679	610	558
Interest Bearing Deposits	7,859	7,536	6,045	5,277	4,747	4,675
Long-Term Debt and Junior Subordinated Debentures	3,392	3,104	1,171	1,112	863	989
Total Shareholders' Equity	893	991	926	802	719	607
Off Balance Sheet Managed Assets	4,118	5,756	5,938	3,220	1,533	257
Other Statistical Information:						
Return on Average Assets	.16%	.61%	1.53%	1.40%	1.49%	1.16%
Return on Average Equity	2.39	7.75	18.34	15.57	17.47	15.03
Dividend Payout Ratio	205.76	64.85	27.14	30.93	33.12	29.44
Capital Ratios at December 31:						
Total Equity to Total Assets	5.70%	7.15%	8.79%	8.96%	9.05%	7.99%
Tier 1 Leverage Ratio	7.87	9.56	10.87	9.13	9.92	9.24
Tier 1 Capital to Risk-Weighted Assets	8.86	9.18	9.97	9.03	10.09	9.66
Total Risk-Based Capital to Risk-Weighted Assets	11.41	11.10	11.93	11.53	13.36	13.26
Loan Quality Ratios at December 31:						
Reserve for Loan and Lease Losses to Total Loans and Leases	2.29%	1.70%	1.34%	1.25%	1.30%	1.16%
Reserve for Loan and Lease Losses to Nonaccrual Loans	136.07	160.70	168.94	175.18	157.28	307.67
Nonaccrual Loans to Total Loans and Leases	1.68	1.06	0.79	0.71	0.83	0.38
Net Charge-Offs to Average Total Loans and Leases	1.48	0.97	0.49	0.43	0.69	0.77

Selected Financial Data on an Operating Income Basis
[Excludes Merger and Restructuring Charges (1998 - 2000) and One-Time Deposit Insurance Charges (1996)]:

	2001	2000	1999	1998	1997	1996
Net Income	$ 23	$ 101	$ 154	$ 137	$ 115	$ 88
Basic Earnings	0.46	2.04	3.24	2.87	2.51	2.02
Diluted Earnings	0.46	2.00	3.14	2.77	2.38	1.93
Return on Average Assets	0.16%	0.83%	1.56%	1.56%	1.49%	1.27%
Return on Average Equity	2.39	10.59	18.68	17.39	17.47	16.45

Quarterly Consolidated Results of Operations (Unaudited)

(In Thousands Except Per Share Data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2001:				
Total Interest Income	$ 257,856	$ 281,477	$ 282,889	$ 285,018
Total Interest Expense	(132,941)	(157,805)	(167,250)	(176,141)
Net Interest Income	124,915	123,672	115,639	108,877
Provision for Loan and Lease Losses	(111,151)	(66,010)	(24,900)	(23,687)
Net Interest Income After Provision for Loan and Lease Losses	13,764	57,662	90,739	85,190
Noninterest Income	51,521	57,103	64,383	53,372
Noninterest Expense	(110,077)	(125,863)	(105,902)	(95,456)
Income Before Income Taxes	(44,792)	(11,098)	49,220	43,106
Applicable Income Taxes	15,901	3,663	(17,368)	(15,303)
Net Income	$ (28,891)	$ (7,435)	$ 31,852	$ 27,803
Net Earnings Per Common Share:				
Basic	$ (.59)	$ (.16)	$ .65	$ .56
Diluted	(.59)	(.16)	.63	.55
Cash Dividends	.24	.24	.24	.24
2000:				
Total Interest Income	$ 276,982	$ 238,454	$ 233,616	$ 221,929
Total Interest Expense	(171,781)	(143,187)	(139,313)	(128,727)
Net Interest Income	105,201	95,267	94,303	93,202
Provision for Loan and Lease Losses	(69,331)	(42,550)	(9,700)	(9,700)
Net Interest Income After Provision for Loan and Lease Losses	35,870	52,717	84,603	83,502
Noninterest Income	62,489	52,452	70,283	68,938
Noninterest Expense	(96,831)	(88,151)	(84,905)	(123,022)
Income Before Income Taxes	1,528	17,018	69,981	29,418
Applicable Income Taxes	(528)	(6,065)	(25,092)	(12,646)
Net Income	$ 1,000	$ 10,953	$ 44,889	$ 16,772
Net Earnings Per Common Share:				
Basic	$ .02	$ .22	$ .92	$ .34
Diluted	.02	.22	.89	.33
Cash Dividends	.24	.24	.24	.24

Quarterly earnings per share numbers do not necessarily add to the year-to-date amounts due to the treasury stock method of calculating earnings per share and to rounding.

Credit Quality (Unaudited)

(In Thousands)	2001 Fourth Quarter	2001 Third Quarter	2001 Second Quarter	2001 First Quarter	2000 Fourth Quarter	2000 Third Quarter	2000 Second Quarter	2000 First Quarter
Non-Accrual Loans	$ 176,856	$ 131,666	$ 110,574	$ 106,213	$ 96,020	$ 66,078	$ 65,428	$ 55,576
Other Real Estate and Equipment	20,907	15,758	16,279	7,348	8,805	8,706	5,108	7,457
Total Nonperforming Assets	$ 197,763	$ 147,424	$ 126,853	$ 113,561	$ 104,825	$ 74,784	$ 70,536	$ 63,033
Loans 90 Days Past Due - Still Accruing	$ 31,219	$ 34,433	$ 22,830	$ 42,327	$ 28,780	$ 28,959	$ 23,787	$ 13,908
Nonaccrual Loans as a Percent of Total Loans and Leases	1.68%	1.27%	1.06%	1.10%	1.06%	.79%	.97%	.82%
Nonperforming Assets as a Percent of Total Loans, Leases and Other Real Estate/Equipment	1.88%	1.42%	1.22%	1.18%	1.15%	.89%	1.04%	.93%
Reserve for Loan and Lease Losses as a Percent of Nonaccrual Loans	136.07%	157.10%	160.05%	154.11%	160.70%	182.02%	149.15%	174.66%
Reserve for Loan and Lease Losses as a Percent of Nonperforming Assets	121.69%	140.31%	139.51%	144.14%	147.20%	160.83%	138.35%	154.00%
Reserve for Loan and Lease Losses as a Percent of Total Loans and Leases	2.29%	1.99%	1.70%	1.70%	1.70%	1.44%	1.44%	1.44%

Common Stock Price and Dividend Data (Unaudited)

	2001 Fourth Quarter	2001 Third Quarter	2001 Second Quarter	2001 First Quarter	2000 Fourth Quarter	2000 Third Quarter	2000 Second Quarter	2000 First Quarter
High Close	$ 26.29	$ 35.09	$ 33.37	$ 37.38	$ 37.81	$ 29.88	$ 34.25	$ 34.78
Low Close	21.41	24.90	27.06	25.88	24.50	23.94	23.81	25.38
Period End Close	26.28	25.25	32.92	28.13	37.50	29.38	23.81	34.06
Cash Dividends	.24	.24	.24	.24	.24	.24	.24	.24

Key Ratios and Statistics Margin Analysis - (Unaudited)

	2001 Fourth Quarter	2001 Third Quarter	2001 Second Quarter	2001 First Quarter	2000 Fourth Quarter	2000 Third Quarter	2000 Second Quarter	2000 First Quarter (1)
Interest Income (2)	7.26%	7.93%	8.27%	8.94%	9.21%	9.07%	8.93%	8.61%
Interest Expense	4.15	4.92	5.40	6.08	6.30	6.16	5.89	5.56
Net Interest Spread	3.11	3.01	2.87	2.86	2.91	2.91	3.04	3.05
Net Interest Margin	3.52	3.48	3.38	3.42	3.50	3.62	3.61	3.62
Return On:								
Average Total Assets	(.75)%	(.19)%	.85%	.78%	.03%	.37%	1.51%	1.51%
Average Shareholders' Equity	(12.03)	(2.99)	13.06	11.48	.41	4.53	19.50	18.92

(1) Excludes Merger and Restructuring Charges of $27.0 million (after tax).
(2) On a Fully Tax Equivalent Basis.

Board of Directors & Executive Management

BOARD OF DIRECTORS –
PROVIDENT FINANCIAL GROUP, INC.

Jack M. Cook
Consultant, Compass Group, Inc.;
Retired President & Chief Executive Officer,
The Health Alliance of Greater Cincinnati

Thomas D. Grote, Jr.
President, Grote Enterprises, LLC

Robert L. Hoverson
President & Chief Executive Officer,
Provident Financial Group, Inc.
& The Provident Bank

Philip R. Myers
Retired Executive Vice President,
Provident Financial Group, Inc.;
Retired Senior Executive Vice President,
The Provident Bank

Joseph A. Pedoto
President, JLM Financial, Inc.

Sidney A. Peerless, M.D.
Retired Physician & Surgeon;
Chief Emeritus, Otolaryngology Department,
The Jewish Hospital, Cincinnati

Joseph A. Steger
President,
The University of Cincinnati

EXECUTIVE OFFICERS –
PROVIDENT FINANCIAL GROUP, INC.

Robert L. Hoverson
President & Chief Executive Officer

Christopher J. Carey
Executive Vice President
& Chief Financial Officer

Mark E. Magee
Vice President, General Counsel
& Secretary

EXECUTIVE MANAGEMENT –
THE PROVIDENT BANK

Administration
Robert L. Hoverson
President & Chief Executive Officer

Commercial
Rodger Davis
Executive Vice President

Community Development
Amin Akbar
Senior Vice President

Credit Administration
James L. Gertie
Executive Vice President &
Chief Credit & Risk Officer

John S. Catlin
Executive Vice President

Equipment Leasing & Financing
Vincent D. Rinaldi
Executive Vice President

Finance & Administration
Christopher J. Carey
Executive Vice President
& Chief Financial Officer

Internal Audit
J. Gregory Dooley, Sr.
Senior Vice President

Legal
Mark E. Magee
Executive Vice President,
General Counsel & Secretary

Marketing
Thomas F. McGill
Senior Vice President

Mortgage
Richard R. Gravino
Executive Vice President

Operations & Technology
Paul A. Raffaelli
Executive Vice President

Provident Financial Advisors
Duane A. Dewey
Senior Vice President

Retail
Steven T. Walsh
Executive Vice President

Group Affiliate Information

Capstone Realty Advisors, LLC
1120 Chester Avenue, Suite 300
Cleveland, Ohio 44114
216-902-8500

Information Leasing Corporation
1023 West Eighth Street
Cincinnati, Ohio 45202
513-421-9191

Provident Bank - Ohio
One East Fourth Street
Cincinnati, Ohio 45202
513-579-2000
800-262-9801

Provident Bank - Florida
1549 Ringling Blvd.
Sarasota, Florida 34236
941-954-5700

Provident Commercial Group
One East Fourth Street
Cincinnati, Ohio 45202
513-639-1589

Provident Insurance Agency, Inc.
One East Fourth Street
Cincinnati, Ohio 45202
513-579-2768

Provident Financial Advisors
One East Fourth Street
Cincinnati, Ohio 45202
513-639-5487

Provident Securities & Investment Company
Three East Fourth Street
Cincinnati, Ohio 45202
513-579-2365

Red Capital Group
150 East Gay Street, 22nd Floor
Columbus, Ohio 43215
800-837-5100

Corporate, Investor & Shareholder Information

Corporate Headquarters

Provident Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio 45202

Corporate Website

http://www.provident-financial.com

Provident Bank Website

http://www.providentbank.com

Corporate E-Mail

InvestorRelations@provident-financial.com

Annual Shareholder Meeting

All shareholders are invited to attend Provident Financial Group's annual meeting on Thursday, April 25, 2002, at 9:00 a.m. ET. The meeting will be held in the Continental Ballroom at the Omni Netherland Plaza located at 35 West Fifth Street, Cincinnati, Ohio 45202.

Stock Listing



PFGI
NASDAQ
LISTED

Provident Financial Group, Inc. common stock is traded on The Nasdaq Stock Market® under the symbol PFGI. At the close of business on February 28, 2002, there were approximately 5,000 registered shareholders and 10,000 non-registered or "street name" shareholders.

Corporate Information

Information about Provident Financial Group and its subsidiaries, including the retrieval of all quarterly and other news releases, is available at Provident's corporate website or by contacting Investor Relations.

Financial Information

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission ("SEC"). Copies of this document and other filings are available at Provident's corporate website or by contacting Investor Relations.

Investor Relations

Analysts, investors, shareholders and others seeking specific corporate and financial information should contact Investor Relations at:

Provident Financial Group, Inc.
One East Fourth Street, MS-843A
Cincinnati, Ohio 45202

Phone: 800-851-9521 or
513-345-7102
Fax: 513-345-7159
E-Mail: InvestorRelations@provident-financial.com

Shareholder Information

Shareholders desiring to change the name, address or ownership of a stock certificate, report a lost certificate, consolidate accounts, have dividends directly deposited into a checking or savings account, or request information on Provident's Dividend Reinvestment Plan, should contact the Registrar and Transfer Agent at:

Provident Bank
One East Fourth Street, MS-669D
Cincinnati, Ohio 45202

Phone: 888-863-5893 or
513-763-8113
Fax: 513-579-2628
E-Mail: CorporateTrust@providentbank.com


Provident
Financial Group, Inc.

One East Fourth Street
Cincinnati, Ohio 45202
www.providentbank.com